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                                                FILED PURSUANT TO RULE 424(B)(3)

                                                     REGISTRATION NO. 333-125779

PROSPECTUS

                             (GRUPO TELEVISA LOGO)

                              GRUPO TELEVISA, S.A.
             OFFER TO EXCHANGE ALL OF OUR OUTSTANDING UNREGISTERED
                     U.S.$600,000,000 6.625% NOTES DUE 2025
                                      FOR
                     U.S.$600,000,000 6.625% NOTES DUE 2025
          WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933

                      MATERIAL TERMS OF THE EXCHANGE OFFER

     - We are offering to exchange the notes that we sold previously in a private offering for new registered notes.

     - The terms of the new notes are identical to the terms of the old notes, except for the transfer restrictions and registration rights relating to the outstanding old notes.

     - The exchange offer will expire at 5:00 p.m., New York City time, on August 31, 2005, unless we extend it.

     - We will exchange all old notes that are validly tendered and not validly withdrawn.

     - You may withdraw tenders of old notes at any time before 5:00 p.m., New York City time, on the date of the expiration of the exchange offer.

     - Application has been made to list the new notes on the Luxembourg Stock Exchange.

     - We will not receive any proceeds from the exchange offer.

     - We will pay the expenses of the exchange offer.

     - No dealer-manager is being used in connection with the exchange offer.

     - The exchange of old notes for new notes will not be a taxable exchange for U.S. federal income tax purposes.

     YOU SHOULD CAREFULLY REVIEW "RISK FACTORS" BEGINNING ON PAGE 20 OF THIS PROSPECTUS.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this prospectus is August 2, 2005.
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                               TABLE OF CONTENTS

Incorporation by Reference..................................    ii
Limitation of Liability.....................................   iii
Prospectus Summary..........................................     1
Recent Developments.........................................     6
Summary Financial Data......................................    16
Risk Factors................................................    20
The Exchange Offer..........................................    32
Use of Proceeds.............................................    41
Capitalization..............................................    42
Description of the New Notes................................    43
Taxation....................................................    65
Plan of Distribution........................................    72
General Information.........................................    73
Cautionary Statement Regarding Forward-Looking Statements...    74
Available Information.......................................    74
Legal Matters...............................................    75
Experts.....................................................    75
Exhibit I -- Unaudited Results for the Three Month Periods
             ended March 31, 2004 and 2005..................   I-1

     We have applied to list the new notes on the Luxembourg Stock Exchange.

     The new notes have been registered in the Seccion Especial, or the Special Section, of the Registro Nacional de Valores e Intermediarios, or the National Registry for Securities and Intermediaries, or the Registry, maintained by the Comision Nacional Bancaria y de Valores, or the National Banking and Securities Commission, or the CNBV. Registration of the new notes in the Special Section of the Registry does not imply any certification as to the investment quality of the new notes, our solvency or the accuracy or completeness of the information contained or incorporated by reference in this prospectus. THE NEW NOTES MAY NOT BE PUBLICLY OFFERED OR SOLD IN MEXICO AND THIS PROSPECTUS MAY NOT BE PUBLICLY DISTRIBUTED IN MEXICO.

     WE ARE NOT MAKING AN OFFER TO EXCHANGE NOTES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED, AND WILL NOT ACCEPT SURRENDERS FOR EXCHANGE FROM HOLDERS IN ANY SUCH JURISDICTION.

                           INCORPORATION BY REFERENCE

     The Securities and Exchange Commission, or the SEC, allows us to "incorporate by reference" information contained in documents we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC, to the extent that we identify such information as being incorporated by reference into this prospectus, will automatically update and supersede this information. Information set forth in this prospectus supersedes any previously filed information that is incorporated by reference into this prospectus. We incorporate by reference into this prospectus the following information and documents:

     - our annual report on Form 20-F for the fiscal year ended December 31, 2004, dated June 13, 2005, as amended by our report on Form 20-F/A dated July 7, 2005 (SEC File No. 001-12610) and as it may be further amended from time to time, which we refer to in this prospectus as the "2004 Form 20-F";

     - information set forth under the captions "Consolidated Results," "Pro-Forma Results by Business Segment," "Non-operating Results," "Grupo Televisa, S.A. Condensed Consolidated Balance Sheets as of June 30, 2005 and December 31, 2004" and "Grupo Televisa, S.A. Condensed Consolidated Statements of Income for the Three and Six Months ended June 30, 2005 and 2004" in our Form 6-K, which we submitted to the SEC on July 21, 2005 and which discusses our results for the quarter ended June 30, 2005;

     - all future filings on Form 20-F we make under the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the effectiveness of this prospectus and any future submissions on Form 6-K during this period that are identified as being incorporated into this prospectus; and

     - any future filings on Form 20-F we make under the Securities Exchange Act of 1934, as amended, after the effectiveness of this prospectus and prior to the termination of the exchange offer, and any future submissions on Form 6-K during this period that are identified as being incorporated into this prospectus.

     YOU MAY REQUEST A COPY OF THESE FILINGS, AT NO COST, AT THE OFFICE OF OUR LUXEMBOURG PAYING AGENT AND TRANSFER AGENT AT THE ADDRESS LISTED ON THE BACK COVER OF THIS PROSPECTUS OR BY WRITING OR CALLING US AT THE FOLLOWING ADDRESS AND PHONE NUMBER:

                               Investor Relations
                              Grupo Televisa, S.A.
                       Avenida Vasco de Quiroga, No. 2000
                            Colonia Santa Fe, 01210
                              Mexico, D.F., Mexico
                              (52) (55) 5261-2000

     You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized any person to provide you with different information. We are offering to exchange the old notes for new notes only in jurisdictions where offers and sales are permitted. The information in this document may only be accurate on the date of this document.

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                            LIMITATION OF LIABILITY

     Substantially all of our directors, executive officers and controlling persons reside outside of the United States, all or a significant portion of the assets of our directors, executive officers and controlling persons, and substantially all of our assets, are located outside of the United States and some of the experts named in this prospectus also reside outside of the United States. As a result, it may not be possible for you to effect service of process within the United States upon these persons or to enforce against them or us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our Mexican counsel, Mijares, Angoitia, Cortes y Fuentes, S.C., that there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated solely on U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of U.S. federal securities laws. See "Risk Factors -- Risk Factors Related to the Notes and the Exchange Offer -- It May Be Difficult to Enforce Civil Liabilities Against Us or Our Directors, Executive Officers and Controlling Persons."

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                               PROSPECTUS SUMMARY

     You should read the following summary together with the information set forth under the heading "Risk Factors" and in our audited year-end financial statements and the accompanying notes, which are included in the 2004 Form 20-F and which are incorporated herein by reference. All references to "Televisa," "we," "us" and words of similar effect refer to Grupo Televisa, S.A., and, unless the context requires otherwise, its restricted and unrestricted consolidated subsidiaries. Unless otherwise indicated, all Mexican Peso, or Peso, information is stated in Pesos in purchasing power as of December 31, 2004.

                                  OUR COMPANY

     We are the largest media company in the Spanish-speaking world and a major participant in the international entertainment industry. We produce the most Spanish-language television programs, and we believe we own the largest library of Spanish-language television programming, in the world. We broadcast those programs, as well as programs produced by others, through our own networks, through our cable system and through our direct-to-home, or DTH, satellite services in which we own interests in Mexico and Latin America. We also license our programming to other television broadcasters and pay-television systems throughout the world. We believe we are also the leading publisher in the world, in terms of circulation, of Spanish-language magazines. We are a major international distributor of Spanish-language magazines. We engage in other businesses, including radio production and broadcasting, professional sports and show business promotions, feature film production and distribution, and an Internet portal. We also own an unconsolidated 10.7% equity interest in Univision Communications, Inc., or Univision, on a fully diluted basis, the leading Spanish-language television broadcaster in the U.S.

     The programs shown on our networks are among the most watched in Mexico. In 2003 and 2004, approximately 70% and 69%, respectively, of all Mexicans watching television during prime time hours, 72% and 70%, respectively, of all Mexicans watching television during weekday prime time hours and 72% and 71%, respectively, watching from sign-on to sign-off watched our networks or stations. Our television operations represent our primary source of revenues, and generated approximately 64.4% and 56.9% of our total revenues in 2003 and 2004, respectively. On April 1, 2004, we began consolidating our DTH joint venture in Mexico, Innova, referred to herein by its legal name, Innova, S. de R.L. de C.V., and, for segment reporting purposes, alternatively as Sky Mexico.

                                  OUR STRATEGY

     We intend to leverage our position as the largest media company in the Spanish-speaking world to continue expanding our business while maintaining profitability and financial discipline. We intend to do so by maintaining our leading position in the Mexican television market, by continuing to produce high quality programming and by improving our sales and marketing efforts while improving our operating margins. We also intend to continue building our pay-television platforms, expanding our publishing business, increasing our international programming sales and strengthening our position in the growing U.S. Hispanic market. We will also continue to analyze expansion through acquisitions.

MAINTAINING OUR LEADING POSITION IN THE MEXICAN TELEVISION MARKET

     Continuing to produce high quality programming. We aim to continue producing the type of high quality television programming that has propelled many of our programs to the top of the national ratings and audience share in Mexico. In each of 2003 and 2004, our networks aired 88% of the 200 most watched television programs in Mexico, according to the Mexican subsidiary of the Brazilian Institute of Statistics and Public Opinion, or Instituto Brasileno de Opinion Publica y Estadistica, or IBOPE, the largest research company in Brazil. We have launched a number of initiatives in creative development, program scheduling and on-air promotion. These initiatives include improved production of our highly rated telenovelas, the overhaul of our news division, new comedy and game show formats and the development of reality shows. We have improved our scheduling to be better attuned to viewer habits by demographic segment while improving

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viewer retention through more dynamic on-air graphics and pacing. We have enhanced tune-in promotion both in terms of creative content and strategic placement. In addition, we plan to continue expanding and leveraging our exclusive Spanish-language video and international film library, exclusive rights to soccer games and other events, as well as cultural, musical and show business productions.

     Improving our sales and marketing efforts. The rate of growth in advertising expenditures and rates for the Mexican television market have decelerated since 2000 due to the slowdown of the Mexican economy. However, in 2003 and 2004, we outperformed Mexican economic growth by increasing our television broadcasting revenues in real terms by 5.4% and 5.7%, respectively, as compared to an increase of only 1.4%, and 4.4%, respectively, in gross domestic product, or GDP, in Mexico during the same periods. See "Risk Factors
 -- Risk Factors Related to Mexico -- Mexico Has Experienced Adverse Economic Conditions." The increase in our television broadcasting revenues was primarily due to the marketing and advertising strategies we have implemented over the course of the last several years.

     Over the past few years we have improved our television broadcasting advertising sales strategy by: (i) introducing a rate structure for television advertising that more closely ties individual program pricing to audience ratings, group demographics and advertiser demand; (ii) implementing differentiated pricing by quarter; (iii) reorganizing our sales force into teams focusing on each of our divisions; and (iv) emphasizing a compensation policy for salespeople that is performance-based, with variable commissions tied to year-end results for a larger portion of total compensation. Our new rate structure for television advertising, implemented in January 2005, is conducted on a cost per thousand basis, or CPM, which is a structure that adjusts advertising pricing per thousand viewers of the specific program during which the advertisement appears. We believe that, by giving our customers a choice between this new rate structure and our traditional rate structure of differentiated pricing by quarter, we have gained the flexibility to target underserved industries and increase our focus on local sales causing an increase in our advertising revenue. Advertising revenues from local sales as a percentage of our television broadcasting revenues have increased steadily for the past four years. During 2004, local sales accounted for 13.7% of our television broadcasting revenues compared to 12.5% and 13.2% in 2002 and 2003, respectively.

     We plan to continue expanding our advertising customer base by targeting medium-sized and local companies who were previously underserved. For example, as part of our plan to attract medium-sized and local advertisers in Mexico City, we reduced the number of households reached by the Channel 4 Network throughout Mexico and revised its format to create 4TV, which targets viewers in the Mexico City metropolitan area. See "Item 4 -- Information on the
Company -- Business Overview -- Television -- Television Broadcasting -- Channel 4 Network" included in the 2004 Form 20-F. We currently sell local advertising time on 4TV to medium-sized and local advertisers at rates comparable to those charged for advertising time on local, non-television media, such as radio, newspapers and billboards. However, by purchasing local advertising time on 4TV, medium-sized and local advertisers are able to reach a wider audience than they would reach through local, non-television media. We are also developing new advertising plans in the Mexican market, such as product tie-ins on our shows, and encouraging customers to advertise their products jointly through co-marketing and co-branding arrangements.

     Improving our operating margins. Our operating margin (operating income before depreciation of tangible assets and amortization of intangible assets over net sales) increased in 2004, ending the year at 36.3% compared to 32.1% for 2003. We intend to continue improving our margins by increasing revenues and controlling costs.

     In response to the slowdown in Mexican GDP growth in 2001, we introduced a number of cost-cutting initiatives. These initiatives included the creation of independent business units, the introduction of stricter cost controls, the continued elimination of under-performing assets, the introduction of a performance-based compensation policy for executives and further reductions in our number of employees. On a historical basis, at December 31, 2004, our total employee headcount (excluding Innova) was approximately 12,300 compared to approximately 12,300 at December 31, 2003 and approximately 12,600 at December 31, 2002. On a pro forma basis, giving effect to the consolidation of Innova, our total employee headcount would have been

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approximately 14,100 at December 31, 2004, approximately 14,200 at December 31,
2003 and approximately 14,400 at December 31, 2002. We intend to continue pursuing cost-cutting initiatives throughout 2005.

CONTINUE BUILDING OUR PAY-TELEVISION PLATFORMS

     DTH. We believe that Ku-band DTH satellite services offer the greatest opportunity for rapid expansion of pay-television services into cable households seeking to upgrade and in areas not currently serviced by operators of cable or multi-channel, multi-point distribution services. Innova is the dominant participant in the Mexican DTH market with approximately 1,002,500 subscribers, of which 60,700 were commercial subscribers, as of December 31, 2004.

     The key components of our DTH strategy include:

     - offering high quality and exclusive programming, including rights in Mexico to our four over-the-air broadcast channels and other channels produced by our partners, as well as special events, such as reality shows, and games or sports programming we produce or with respect to which we have exclusive rights;

     - capitalizing on our relationship with The News Corporation Limited, or News Corp., and Liberty Media International Holdings, LLC, or Liberty Media, and local operators in terms of technology, distribution networks, infrastructure and cross-promotional opportunities;

     - capitalizing on the low penetration of pay-television services in Mexico and elsewhere; and

     - providing superior digital Ku-band DTH satellite services and emphasizing customer service quality.

     Cable. With over 364,000 and 355,000 basic subscribers as of December 31, 2003 and 2004, respectively, Cablevision, the Mexico City cable system in which we own a 51% interest, is one of the largest cable television operators in Mexico in terms of number of subscribers and homes passed. Over 60,300 and 123,000 of Cablevision's basic subscribers as of December 31, 2003 and 2004, respectively, also subscribed to one of Cablevision's digital service packages. Cablevision's strategy aims to increase its subscriber base, average monthly revenues per subscriber and penetration rate by:

     - continuing to offer high quality programming;

     - upgrading its existing cable network into a broadband bidirectional network;

     - switching its current analog subscribers to digital service in order to stimulate new subscriptions and substantially reduce piracy;

     - increasing the penetration of its high-speed and bidirectional Internet access and other multimedia services as well as providing a platform to offer Internet protocol, or IP, telephony services; and

     - continuing the roll-out of digital set-top boxes and beginning the roll-out of advanced digital set-top boxes subject to their availability and their ability to provide advanced interactive features.

     Cablevision has introduced a variety of new multimedia communications services over the past few years, such as interactive television and other enhanced program services, including high-speed Internet access through cable modem. As of December 31, 2004, Cablevision had more than 26,500 cable modem customers compared to 5,800 and 8,600 at December 31, 2002 and 2003, respectively. Cablevision is continuing with its plan to substantially reduce subscriber piracy by switching its current analog subscriber base to digital service. In addition, Cablevision intends to introduce video on demand, or VOD, services and, subject to the receipt of the requisite governmental approvals and the availability of certain technology, IP telephony services.

EXPANDING OUR PUBLISHING BUSINESS

     With a total annual circulation of approximately 127 million magazines during 2004, we believe our subsidiary, Editorial Televisa S.A. de C.V., or Editorial Televisa, produces and distributes the most magazines in the Spanish-speaking world. Among the 60 titles published, 26 are fully owned and produced in-house and the remaining 34 titles are licensed from world-renowned publishing houses, including the Spanish-language
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editions of some of the most prestigious brands in the world. Editorial Televisa distributes its titles to more than 20 countries, including Mexico, the U.S. and countries throughout Latin America. During 2003 and 2004, Editorial Televisa implemented an aggressive commercial strategy in order to increase its market share and advertising revenues market share. As a result of this strategy, according to IBOPE, our market share grew from 35% in 2003 to 45% in 2004. Additionally, a solid circulation strategy in the U.S. generated beneficial results. According to the Audit Bureau of Circulation, three of the top ten fastest growing magazines (in terms of circulation) in the U.S. are published and distributed by Editorial Televisa.

     Editorial Televisa's strategy regarding the U.S.-Hispanic market is to strengthen its portfolio and increase its market share. In November 2004, Editorial Televisa formed a strategic alliance with Hispanic Publishing Group, or HPG, under which Televisa acquired 51% of HPG, while HPG retained a 49% equity stake. Through this strategic alliance, Editorial Televisa added its first two English-language magazines for Hispanics in the U.S. to its publications: Hispanic Magazine, which has a monthly circulation of approximately 280,000 copies, and Hispanic Trends, which has a circulation per edition of approximately 75,000 copies. Hispanic Trends published six editions in 2004 and will publish seven editions in 2005. Hispanic Trends and Hispanic Magazine complement Televisa's U.S. strategy by permitting access to new general market advertisers interested in the U.S. Hispanic market. See "Item
4 -- Information on the Company -- Business Overview -- Publishing" included in the 2004 Form 20-F.

     Also, during 2004, Editorial Televisa continued with the initiative it launched in 2002 aimed at increasing its circulation and advertising revenues of our publishing business including: (i) improving magazine portfolio mix, (ii) enhancing marketing efforts and reorganizing our sales force, and (iii) implementing new sales strategies. As a result of successfully implementing these strategies, revenues and operating margins increased in 2004 as compared to 2003.

INCREASING OUR INTERNATIONAL PROGRAMMING SALES AND STRENGTHENING OUR POSITION IN THE GROWING U.S. HISPANIC MARKET

     We license our programs to television broadcasters and pay-television providers in the U.S., Latin America, Asia, Europe and Africa. Excluding the U.S., in 2004, we licensed approximately 54,500 hours of programming in over 100 countries throughout the world. We intend to continue exploring ways of expanding our international programming sales.

     The U.S. Hispanic population, estimated to be 35.3 million, or approximately 12.5% of the U.S. population according to the 2000 U.S. Census, is currently one of the fastest growing segments in the U.S. population, growing at approximately seven times the rate of the non-Hispanic population. The U.S. Census Bureau projects that the Hispanic population will double to approximately 25% of the U.S. population by the middle of this century. The Hispanic population accounted for estimated total consumer expenditures of U.S.$622 billion in 2003, or 8.3% of the total U.S. consumer expenditures, an increase of 190% since 1990. Hispanics are expected to account for U.S.$1 trillion of U.S. consumer spending, or 9.7% of the U.S. total consumer expenditures, by 2010, outpacing the expected growth in total U.S. consumer expenditures.

     We intend to leverage our unique and exclusive content, media assets and long-term associations with other media conglomerates to benefit from the growing demand for entertainment among the U.S. Hispanic population.

     We supply television programming for the U.S. Hispanic market through Univision. During 2002, 2003 and 2004, most of the 7:00 p.m. to 10:00 p.m. weekday prime time programming broadcast by Univision and substantially all of the programming broadcast by Galavision, Inc., or Galavision (a wholly-owned subsidiary of Univision), was produced by Televisa. In exchange for this programming, during 2002, 2003 and 2004, Univision paid Televisa U.S.$77.7 million, U.S.$96.1 million and U.S.$105.0 million, respectively, in royalties. In 2003, Univision became obligated to remit to us an additional 12% in royalties from the net time sales of the TeleFutura Network, subject to certain adjustments, including minimum annual royalties of U.S.$5.0 million in respect of Telefutura for 2003, increasing by U.S.$2.5 million for each year to U.S.$12.5 million. For a description of agreements we entered into with Univision in December 2001,
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including amendments to our program license agreement which increased our percentage royalties, see "Item 4 -- Information on the Company -- Business Overview -- Univision" included in the 2004 Form 20-F.

     In April 2003, we entered into a joint venture with Univision to operate and distribute a suite of Spanish-language television channels for digital cable and satellite delivery in the U.S. The joint venture, called "TuTV," and operated through TuTV LLC, began operations in the second quarter of 2003 and currently distributes five cable channels, including two movie channels and three channels featuring music videos, celebrity lifestyle and interviews and entertainment news programming.

     We own additional media and entertainment businesses in the U.S. that complement our television programming exports businesses. We also publish and sell magazines that target Spanish-speaking readers in the U.S. We believe we can increase our marketing, sales and distribution efforts in this region directly and through partnerships.

     In live entertainment, we have a joint venture with Clear Channel Entertainment, called "Vivelo," which produces and promotes tours of Spanish-speaking artists as well as other live entertainment events targeting Spanish-speaking audiences in the U.S. In 2004, Vivelo promoted more than 70 concerts and events in the U.S. Vivelo intends to produce and promote a growing number of entertainment and sporting events in response to the increasing demand for live entertainment among the U.S. Hispanic population.

EXPANDING THROUGH ACQUISITIONS

     In October 2002, we acquired a 40% stake in OCESA Entretenimiento, or OCEN, our live entertainment venture in Mexico, a subsidiary of Corporacion Interamericana de Entretenimiento, S.A. de C.V., or CIE, which owns all the assets related to CIE's live entertainment business unit in Mexico. Through this acquisition, we became a shareholder of the leading live entertainment business in Mexico with several valuable assets including: 11 venues with a total seating capacity of more than 230,000; TicketMaster, the leading ticket company in Mexico; several promotional ventures headed by OCEN; food, beverage and merchandising units; and Audiencias Cautivas, the largest producer in Mexico of corporate events. We will continue to analyze expanding our business through acquisitions or investments that add strategic and economic value to the Company.

                                HOW TO REACH US

     Grupo Televisa, S.A. is a sociedad anonima, a limited liability stock corporation organized under the laws of the United Mexican States. Our principal executive offices are located at Avenida Vasco de Quiroga, No. 2000, Colonia Santa Fe, 01210 Mexico, D.F., Mexico. Our telephone number at that address is (52-55) 5261 2000.

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                              RECENT DEVELOPMENTS

     The following are significant developments since December 31, 2004:

REFINANCING

     On March 23, 2005, we consummated an offer to purchase, for cash, any and all of our outstanding 8.00% Senior Notes due 2011 and any and all of our Ps.3,850 million (equivalent to approximately U.S.$342.7 million) aggregate principal amount 8.15% Unidades de Inversion, or UDI, denominated Notes due 2007. At the expiration of the tender offer periods, we had received tenders from the holders of approximately U.S.$222.0 million in aggregate principal amount of the outstanding 8.00% Senior Notes due 2011, representing approximately 74% of the outstanding principal amount of the Senior Notes, and approximately Ps.2,935 million (equivalent to approximately U.S.$262.0 million) in aggregate principal amount of the outstanding 8.15% UDI-denominated Notes due 2007, representing approximately 76% of the outstanding principal amount of the UDI-denominated Notes. We used the net proceeds from our offering of U.S.$400 million aggregate principal amount of 6.625% Senior Notes due 2025 in March 2005, together with cash on hand, to fund the purchase of outstanding debt securities tendered pursuant to these tender offers. As a result of these tender offers and the consummation of our offering of U.S.$400 million aggregate principal amount of 6.625% Senior Notes due 2025 in March 2005, we expect to reduce nominal interest expense by approximately U.S.$8.0 million and U.S.$12.0 million per year in 2005 and 2006, respectively. Additionally, with these transactions, we extended the average term of maturity of our debt from 8.2 to
11.9 years.

DIVIDEND

     On April 29, 2005, at a General Shareholders' Meeting, our shareholders approved the payment of an extraordinary dividend of Ps.1.00 per CPO, which was in addition to our ordinary dividend of Ps.0.35 per CPO for a total dividend of Ps.1.35 per CPO. This extraordinary dividend was paid on May 31, 2005. See "Dividends."

NOTE OFFERING

     On May 26, 2005, we consummated our offering of U.S.$200 million aggregate principal amount of 6.625% Senior Notes due 2025. The notes issued in March 2005 and May 2005 are a single series of notes. We are offering to exchange these notes for new registered notes on the terms described in this prospectus.

FIRST QUARTER RESULTS

     On April 26, 2005, we announced our results of operations for the three months ended March 31, 2005. For a description of these results, see Exhibit I. Since the financial information in Exhibit I is presented in constant Mexican Pesos in purchasing power as of March 31, 2005, the financial information in
Exhibit I is not directly comparable to the financial information included elsewhere in this prospectus, which, unless otherwise indicated, is presented in constant Mexican Pesos in purchasing power as of December 31, 2004. The change in the Mexican National Consumer Price Index, or the NCPI, for the three-month period ended March 31, 2005 was 0.8%.

SECOND QUARTER RESULTS

     On July 14, 2005, we announced our results of operations for the three months ended June 30, 2005. For additional details on our results of operations for this period, see the portions of our Form 6-K, which we submitted to the SEC on July 21, 2005, which are identified in "Incorporation by Reference." Since the financial information in this section is presented in constant Mexican Pesos in purchasing power as of June 30, 2005, the financial information in this section is not directly comparable to the financial information included elsewhere in this prospectus, which, unless otherwise indicated, is presented in constant Mexican Pesos in purchasing power as of December 31, 2004. The NCPI for the three- and six-month periods ended June 30, 2005 was 0.0% and 0.8%, respectively.

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

     The following table presents our unaudited selected consolidated financial information under Mexican GAAP for the three- and six-month periods ended June 30, 2005 and 2004:

                                                THREE MONTHS ENDED JUNE
                                                          30,              SIX MONTHS ENDED JUNE 30,
                                               -------------------------   -------------------------
                                                  2005          2004          2005          2004
                                               -----------   -----------   -----------   -----------
                                               (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
                                                            (MILLIONS OF MEXICAN PESOS)
INCOME STATEMENT DATA:
Net sales....................................  Ps.7,856.4    Ps.7,779.6    Ps.14,226.5   Ps.13,240.2
Operating income before depreciation and
  amortization...............................     3,247.2       2,877.9        5,434.1       4,444.7
Depreciation and amortization................       548.5         560.4        1,090.6         915.9
Operating income.............................     2,698.7       2,317.5        4,343.5       3,528.8
Net income...................................     1,277.1         481.6        1,871.2         974.3

     Net sales increased 1.0% to Ps.7,856.4 million for the three months ended June 30, 2005 compared with Ps.7,779.6 million for the three months ended June 30, 2004. This increase was attributable to revenue growth in our Television Broadcasting, Sky Mexico, Publishing, Pay Television Networks, Cable Television and Radio segments. These increases were partially offset by lower sales in our Publishing Distribution, Other Businesses and Programming Exports segments. The following chart sets forth the net sales of each of our segments for the three months ended June 30, 2005 and 2004:

                                                              THREE           THREE
                                                             MONTHS          MONTHS
                                                              ENDED           ENDED        INCREASE/
NET SALES                                                 JUNE 30, 2005   JUNE 30, 2004   (DECREASE)%
---------                                                 -------------   -------------   -----------
                                                           (UNAUDITED)     (UNAUDITED)
Television Broadcasting.................................     4,475.7         4,163.4           7.5
Pay Television Networks.................................       252.7           202.0          25.1
Programming Exports.....................................       492.9           545.8          (9.7)
Publishing..............................................       633.7           553.7          14.4
Publishing Distribution(1)..............................        98.8           493.0         (80.0)
Sky Mexico..............................................     1,442.5         1,225.1          17.7
Cable Television........................................       330.7           286.4          15.5
Radio...................................................        86.9            70.7          22.9
Other Businesses........................................       296.2           366.3         (19.1)
Segment Net Sales.......................................     8,110.1           906.4           2.6
Intersegment Operations(2)..............................      (253.7)         (198.8)        (27.6)
Disposed Operations(3)..................................          --            72.0            --
Consolidated Net Sales..................................     7,856.4         7,779.6           1.0

---------------

(1) In October 2004, we changed the accounting treatment of our Publishing Distribution segment's sales and cost of goods sold. As a result of this change, we currently recognize the difference between sales and cost of sales in the Publishing Distribution segment as net sales. This accounting change did not have any impact on operating result.

(2) For segment reporting purposes, intersegment operations are included in each of the segment operations.

(3) Reflects the results of operations of our nationwide paging and sports businesses.

     Operating income before depreciation and amortization ("OIBDA") increased 12.8% to Ps.3,247.2 million for the three months ended June 30, 2005 compared with Ps.2,877.9 million for the three months ended June 30, 2004. This increase reflects higher sales, which were partially offset by an increase in cost of sales and operating expenses. The following chart sets forth the operating income of each of our segments for the three months ended June 30, 2005 and 2004:

                                                              THREE           THREE
                                                             MONTHS          MONTHS
OPERATING INCOME (LOSS) BEFORE                                ENDED           ENDED        INCREASE/
DEPRECIATION AND AMORTIZATION                             JUNE 30, 2005   JUNE 30, 2004   (DECREASE)%
------------------------------                            -------------   -------------   -----------
                                                           (UNAUDITED)     (UNAUDITED)
                                                                  (MILLIONS OF MEXICAN PESOS)
Television Broadcasting.................................     2,208.5         1,933.0          14.3
Pay Television Networks.................................       102.1            79.4          28.6
Programming Exports.....................................       194.6           250.3         (22.3)
Publishing..............................................       136.0           133.9           1.6
Publishing Distribution.................................         3.6            (2.0)        280.0
Sky Mexico..............................................       587.3           443.5          32.4
Cable Television........................................       104.2           109.3          (4.7)
Radio...................................................        14.9             9.1          63.7
Other Businesses........................................       (56.0)          (27.5)       (103.6)
Corporate Expenses......................................       (48.0)          (46.3)         (3.7)
Segment Operating Income before Depreciation and
  Amortization..........................................     3,247.2         2,882.7          12.6
Disposed Operations(1)..................................          --            (4.8)           --
Consolidated Operating Income before Depreciation and
  Amortization..........................................     3,247.2         2,877.9          12.8

---------------

(1) Reflects the results of operations of our nationwide paging and sports businesses.

     Depreciation and amortization for the three months ended June 30, 2005 was Ps.548.5 million compared with Ps.560.4 million for the three months ended June 30, 2004.

     Operating income increased 16.4% to Ps.2,698.7 million for the three months ended June 30, 2005 compared with Ps.2,317.5 million for the three months ended June 30, 2004. The following chart sets forth the operating income of each of our segments for the three months ended June 30, 2005 and 2004:

                                                              THREE           THREE
                                                             MONTHS          MONTHS
                                                              ENDED           ENDED        INCREASE/
OPERATING INCOME (LOSS)                                   JUNE 30, 2005   JUNE 30, 2004   (DECREASE)%
-----------------------                                   -------------   -------------   -----------
                                                           (UNAUDITED)     (UNAUDITED)
                                                                  (MILLIONS OF MEXICAN PESOS)
Television Broadcasting.................................     1,961.9         1,667.4          17.7
Pay Television Networks.................................        96.0            74.7          28.5
Programming Exports.....................................       193.5           248.5         (22.1)
Publishing..............................................       131.7           128.3           2.7
Publishing Distribution.................................        (1.3)           (7.8)         83.3
Sky Mexico..............................................       385.0           247.0          55.9
Cable Television........................................        33.0            56.4         (41.5)
Radio...................................................        10.2             4.4         131.8
Other Businesses........................................       (63.3)          (38.8)        (63.1)
Corporate Expenses......................................       (48.0)          (46.3)         (3.7)
Segment Operating Income................................     2,698.7         2,333.8          15.6
Disposed Operations(1)..................................          --           (16.3)           --
Consolidated Operating Income...........................     2,698.7         2,317.5          16.4

---------------

(1) Reflects the results of operations of our nationwide paging and sports businesses.

     Net income increased Ps.795.5 million, or 165.2% to Ps.1,277.1 million for the three months ended June 30, 2005 compared with Ps.481.6 million for the three months ended June 30, 2004. This increase was attributable to a Ps.369.3 million increase in OIBDA, a Ps.11.9 million decrease in depreciation and amortization, a Ps.11.4 million decrease in other expense, a Ps.32.4 million decrease in income taxes, a Ps.29.0 million increase in equity income of affiliates and a Ps.1,034.9 million decrease in loss effect of accounting change. These increases were partially offset by a Ps.517.8 million increase in integral cost of financing, a Ps.1.5 million increase in restructuring and non-recurring charges and a Ps.174.1 million increase in minority interest.

     According to IBOPE, during the three month period ended June 30, 2005, our weekday prime time audience share was 70.1%, our prime time audience share was 67.3% and our sign-on to sign-off audience share was 69.3%.

     During 2005, Televisa prepaid indebtedness outstanding under various debt instruments using the net proceeds from the issuance in March 2005 of U.S.$400.0 million of Senior Notes due 2025. Under Mexican GAAP, in a debt restructuring, the premium paid to holders of existing indebtedness may be capitalized and amortized over the term of the newly-issued debt securities. Under U.S. GAAP, if the premium paid in a debt restructuring is not paid to the holders of the new indebtedness, such premium should be expensed when paid. We capitalized, in accordance with Mexican GAAP, premiums paid in the amount of Ps.570.9 million to the holders of the indebtedness repaid using the net proceeds from the note issuance described above; this amount would have been expensed under U.S. GAAP.

MUSIC JOINT VENTURE

     On July 19, 2005, Televisa and EMI Music, a division of EMI Group plc, announced that they plan to form a new 50/50 joint venture record company in Mexico and that Televisa would participate in EMI Music's US Latin operations, subject to regulatory approvals. These arrangements will be subject to buy-sell arrangements pursuant to which, in certain circumstances, (i) in the case of the joint venture record company, either party will have the right to acquire the other party's interest in the Mexican joint venture record company in accordance with a specified formula and (ii) in the case of Televisa's investment in EMI Music's US Latin operations, Televisa may require EMI Music to purchase, or EMI Music may require Televisa to sell, Televisa's interests in EMI Music's US Latin operations. No assurances can be given that this venture will ultimately be formed or, if formed, whether it will be successful.

PROPOSED REFINANCING OF INNOVA'S HSBC LOAN

     We recently entered into a loan agreement with Innova pursuant to which we intend to lend Ps.1,012.0 million to Innova, the proceeds of which will be used to repay all of the principal and other amounts outstanding under Innova's credit agreement with HSBC Mexico, S.A. The loan agreement includes terms and conditions substantially similar to Innova's current credit agreement with HSBC Mexico, S.A. and will not be guaranteed by Innova's other shareholders. Interest on the loan from Televisa will be at a fixed rate of 10.55% per annum, and will be payable on a monthly basis. The outstanding principal is to be repaid in eight equal quarterly installments during 2010 and 2011.

UNIVISION LITIGATION

     On June 16, 2005, we amended our complaint against Univision to include allegations to the effect that Univision has altered Televisa programs in ways not permitted by the soccer agreement and the program license agreement, and has failed, in breach of the program license agreement, to make certain unused advertising time available to us. For further information about this matter, see "Item 4 -- Information on the Company -- Business Overview -- Legal Proceedings" included in the 2004 Form 20-F.

                     SUMMARY OF TERMS OF THE EXCHANGE OFFER

     Set forth below is a summary description of the terms of the exchange offer. We refer you to "The Exchange Offer" for a more complete description of the terms of the exchange offer.

New Notes.....................   Up to U.S.$600,000,000 aggregate principal
                                 amount of 6.625% Senior Notes due 2025. The terms of the new notes and the old notes are identical in all respects, except that, because the offer of the new notes will have been registered under the Securities Act of 1933, or the Securities Act, the new notes will not be subject to transfer restrictions, registration rights or the related provisions for increased interest if we default under the related registration rights agreement.

The Exchange Offer............   We are offering to exchange up to
                                 U.S.$600,000,000 aggregate principal amount of new notes for a like aggregate principal amount of old notes. Old notes may be tendered in minimum principal amounts of $100,000 and in integral multiples of U.S.$1,000 in excess thereof.

                                 In connection with the private placement of the old notes on March 18, 2005 and May 26, 2005, we entered into two registration rights agreements, which grant holders of the old notes certain exchange and registration rights. This exchange offer is intended to satisfy our obligations under these registration rights agreements.

                                 If the exchange offer is not completed within the time period specified in either of the registration rights agreements, we will be required to pay additional interest on the old notes covered by the registration rights agreements for which the specified time period was exceeded.

Resale of New Notes...........   Based on existing interpretations by the staff
                                 of the SEC set forth in interpretive letters issued to parties unrelated to us, we believe that the new notes may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

                                 - you are acquiring the new notes in the
                                   exchange offer in the ordinary course of your business;

                                 - you are not participating, do not intend to
                                   participate, and have no arrangements or understandings with any person to participate in the exchange offer for the purpose of distributing the new notes; and

                                 - you are not our "affiliate," within the
                                   meaning of Rule 405 under the Securities Act.

                                 If any of the statements above are not true and you transfer any new notes without delivering a prospectus that meets the requirements of the Securities Act or without an exemption from registration of your new notes from those requirements, you may incur liability under the Securities Act. We will not assume or indemnify you against that liability.

                                 Each broker-dealer that receives new notes for its own account in exchange for old notes that were acquired by such broker-dealer as a result of market-making or other trading activities may be a statutory underwriter and must acknowledge that it will comply with the prospectus delivery requirements of the Securities Act in connection with any resale or transfer of the new notes. A broker-dealer may use this prospectus, as amended or supplemented, for a period of 90 days following the consummation of the exchange offer for an offer to resell, resale or other transfer of the new notes. See "Plan of Distribution."

                                 The exchange offer is not being made to, nor will we accept surrenders of old notes for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of the jurisdiction.

Consequences of Failure to
Exchange Old Notes for New
Notes.........................   If you do not exchange your old notes for new
                                 notes, you will not be able to offer, sell or otherwise transfer your old notes except:

                                 - in compliance with the registration
                                   requirements of the Securities Act and any other applicable securities laws;

                                 - pursuant to an exemption from the securities
                                   laws; or

                                 - in a transaction not subject to the
                                   securities laws.

                                 Old notes that remain outstanding after
                                 completion of the exchange offer will continue to bear a legend reflecting these restrictions on transfer. In addition, upon completion of the exchange offer, you will not be entitled to any rights to have the resale of old notes registered under the Securities Act, and we currently do not intend to register under the Securities Act the resale of any old notes that remain outstanding after the completion of the exchange offer.

Expiration Date...............   The exchange offer will expire at 5:00 p.m.,
                                 New York City time, on August 31, 2005, unless we extend it. We do not currently intend to extend the exchange offer.

Interest on the New Notes.....   Interest on the new notes will accrue at the
                                 rate of 6.625% from the date of the last periodic payment of interest on the old notes or, if no interest has been paid, from March
                                 18, 2005. No additional interest will be paid on old notes tendered and accepted for exchange.

Conditions to the Exchange
Offer.........................   The exchange offer is subject to customary
                                 conditions, including that:

                                 - the exchange offer does not violate
                                   applicable law or any applicable
                                   interpretation of the SEC staff;

                                 - the old notes are validly tendered in
                                   accordance with the exchange offer;

                                 - no action or proceeding would impair our
                                   ability to proceed with the exchange offer;
                                   and

                                 - any governmental approval that we believe, in
                                   our sole discretion, is necessary for the consummation of the exchange offer, as outlined in this prospectus, has been obtained.

                                 The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered for exchange. See "The Exchange
                                 Offer -- Conditions."

Procedures for Tendering Old
Notes.........................   If you wish to accept the exchange offer, you
                                 must follow the procedures for book-entry transfer described in this prospectus, whereby you will agree to be bound by the letter of transmittal and we may enforce the letter of transmittal against you. Questions regarding the tender of old notes or the exchange offer generally should be directed to the exchange agent at one of its addresses specified in "The
                                 Exchange Offer -- Exchange Agent." See "The
                                 Exchange Offer -- Procedures for Tendering" and
                                 "The Exchange Offer -- Guaranteed Delivery
                                 Procedures."

Guaranteed Delivery
Procedures....................   If you wish to tender your old notes and the
                                 procedure for book entry transfer cannot be completed on a timely basis, you may tender your old notes according to the guaranteed delivery procedures described under the heading
                                 "The Exchange Offer -- Guaranteed Delivery
                                 Procedures."

Acceptance of Old Notes and
Delivery of New Notes.........   We will accept for exchange any and all old
                                 notes that are properly tendered in the
                                 exchange offer before 5:00 p.m., New York City time, on the expiration date, as long as all of the terms and conditions of the exchange offer are met. We will deliver the new notes promptly following the expiration date.

Withdrawal Rights.............   You may withdraw the tender of your old notes
                                 at any time before 5:00 p.m., New York City time, on the expiration date of the exchange offer. To withdraw, you must send a written notice of withdrawal to the exchange agent at one of its addresses specified in "The Exchange
                                 Offer -- Exchange Agent" before 5:00 p.m., New
                                 York City time, on the expiration date. See
                                 "The Exchange Offer -- Withdrawal of Tenders."

Taxation......................   We believe that the exchange of old notes for
                                 new notes should not be a taxable transaction for U.S. federal income tax purposes. For a discussion of certain other U.S. and Mexican federal tax considerations relating to the exchange of the old notes for the new notes and the purchase, ownership and disposition of new notes, see "Taxation."

Exchange Agent................   The Bank of New York is the exchange agent. The
                                 address, telephone number and facsimile number of the exchange agent are set forth in "The
                                 Exchange Offer -- Exchange Agent" and in the back cover of this prospectus.

Use of Proceeds...............   We will not receive any proceeds from the
                                 issuance of the new notes. We are making the exchange offer solely to satisfy our obligations under the registration rights agreements. See "Use of Proceeds" for a description of our use of the net proceeds received in connection with the issuances of the old notes.

                       SUMMARY OF TERMS OF THE NEW NOTES

     The terms of the new notes and the old notes are identical in all respects, except that, because the offer of the new notes will have been registered under the Securities Act, the new notes will not be subject to transfer restrictions, registration rights or the related provisions for increased interest if we default under either of the registration rights agreements. Unless otherwise specified, references in this section to the "notes" mean the U.S.$600,000,000 aggregate principal amount of old notes issued on March 18, 2005 and May 26, 2005 and up to an equal principal amount of new notes we are offering hereby. The new notes will be issued under the same indenture under which the old notes were issued and, as a holder of new notes, you will be entitled to the same rights under the indenture that you had as a holder of old notes. The old notes and the new notes will be treated as a single series of debt securities under the indenture.

Issuer........................   Grupo Televisa, S.A.

Notes Offered.................   Up to U.S.$600 million aggregate principal
                                 amount of 6.625% Senior Notes due 2025 which have been registered under the Securities Act

Maturity......................   March 18, 2025

Interest Payment Dates........   Interest on the notes is payable semi-annually
                                 on March 18 and September 18 of each year, beginning September 18, 2005

Ranking.......................   The notes are our unsecured general obligations
                                 and rank equally with all of our existing and future unsecured and unsubordinated indebtedness. The notes effectively rank junior to all of our secured indebtedness with respect to the value of our assets securing that indebtedness and to all of the existing and future liabilities, including trade payables, of our subsidiaries.

                                 As of March 31, 2005:

                                 (i) Televisa had approximately Ps.19,672.3
                                     million (equivalent to approximately
                                     U.S.$1,762.9 million using the interbank free market exchange rate, or the Interbank Rate, as reported by Banco Nacional de Mexico, S.A., or Banamex, as of March 31, 2005, which was Ps.11.1590 per U.S. Dollar) of aggregate liabilities (not including the old notes and excluding liabilities to subsidiaries), U.S.$1,004.5 million of which was Dollar-denominated. These liabilities include approximately
                                     Ps.15,875.1 million (equivalent to
                                     approximately U.S.$1,422.6 million) of
                                     indebtedness, U.S.$985.1 million of which was Dollar-denominated, all of which would have effectively ranked equal to the old notes; and

                                 (ii) Televisa's subsidiaries had approximately
                                      Ps.22,070.1 million (equivalent to
                                      approximately U.S.$1,977.8 million at the
                                      Interbank Rate reported by Banamex as of March 31, 2005) of liabilities (excluding liabilities to us and excluding guarantees by subsidiaries of indebtedness of Televisa), U.S.$570.9 million of which was Dollar-denominated. These liabilities include approximately Ps.4,411.2 million (equivalent to approximately U.S.$395.3 million at the Interbank Rate reported by Banamex as of March 31, 2005) of indebtedness, U.S.$304.5 million of which was dollar-denominated, all of which (equivalent to approximately

                                     Ps.3,347.7 million) would have effectively ranked senior to the notes.

                                 Peso-denominated information in this paragraph is stated in constant Mexican Pesos in purchasing power as of March 31, 2005. The change in the Mexican National Consumer Price Index, or the NCPI, for the three month period ended March 31, 2005 was 0.8%.

Certain Covenants.............   The indenture governing the notes contains
                                 certain covenants relating to Televisa and its restricted subsidiaries, including covenants with respect to:

                                 - limitations on liens;

                                 - limitations on sales and leasebacks; and

                                 - limitations on certain mergers,
                                   consolidations and similar transactions.

                                 These covenants are subject to a number of important qualifications and exceptions. See "Description of the New Notes -- Certain Covenants."

Change of Control Offer.......   If we experience specific changes of control,
                                 we must offer to repurchase the notes at 101% of their principal amount, plus accrued and unpaid interest. See "Description of the New
                                 Notes -- Certain Covenants -- Repurchase of
                                 Notes upon a Change of Control."

Additional Amounts............   All payments by us in respect of the notes,
                                 whether of principal or interest, will be made without withholding or deduction for certain
                                 Mexican taxes, unless required by law, in which case, subject to specified exceptions and limitations, we will pay such additional amounts so that the net amount received by the holders of the notes after such withholding or deduction will not be less than the amount that would have been received in the absence of that withholding or deduction. See "Description of the New Notes -- Certain Covenants --
                                 Additional Amounts."

Redemption for Changes in
Mexican Withholding Taxes.....   In the event that, as a result of certain
                                 changes in law affecting Mexican withholding taxes, we become obligated to pay additional amounts in excess of those attributable to a Mexican withholding tax rate of 10%, the notes will be redeemable, as a whole but not in part, at our option at any time at 100% of their principal amount plus accrued and unpaid interest, if any. See "Description of the New
                                 Notes -- Certain Covenants -- Additional
                                 Amounts."

Optional Redemption...........   We may redeem any of the notes at any time in
                                 whole or in part by paying the greater of the principal amount of the notes and a "make-whole" amount, plus in each case accrued interest, as described under "Description of the New Notes -- Optional Redemption."

Form and Denomination.........   The new notes will be issued in fully
                                 registered book-entry form, with a minimum denomination of U.S.$100,000 and integral multiples of U.S.$1,000 in excess thereof.

Trustee and Principal Paying
Agent.........................   The Bank of New York

Governing Law.................   The notes and the indenture are, and following
                                 the completion of the exchange offer will continue to be, governed by New York law.

Risk Factors..................   See "Risk Factors" and the other information in
                                 this prospectus for a discussion of factors you should carefully consider before deciding to participate in the exchange offer.

Luxembourg Listing............   We have applied to list the new notes on the
                                 Luxembourg Stock Exchange.

     For more complete information regarding the new notes, see "Description of the New Notes."

                             SUMMARY FINANCIAL DATA

    The following tables present our selected consolidated financial information as of and for each of the periods indicated. This data is qualified in its entirety by reference to, and should be read together with, our audited year-end financial statements. The following data for each of the years ended December 31, 2000, 2001, 2002, 2003 and 2004 has been derived from our audited year-end financial statements, including the consolidated balance sheets as of December 31, 2003 and 2004, and the related consolidated statements of income and changes in financial position for the years ended December 31, 2002, 2003 and 2004 and the accompanying notes appearing elsewhere in this prospectus. The data should also be read together with "Item 5 -- Operating and Financial Review and Prospects -- Results of Operations" in the 2004 Form 20-F.

    The exchange rate used in translating Pesos into U.S. Dollars in calculating the convenience translations included in the following tables is determined by reference to the Interbank Rate, as reported by Banamex, as of December 31, 2004, which was Ps.11.1490 per U.S. Dollar. The exchange rate translations contained in this prospectus should not be construed as representations that the Peso amounts actually represent the U.S. Dollar amounts presented or that they could be converted into U.S. Dollars at the rate indicated.

    Our year-end financial statements have been prepared in accordance with Mexican generally accepted accounting principles, or Mexican GAAP, which differ in some significant respects from U.S. GAAP. Note 26 to our year-end financial statements appearing in the 2004 Form 20-F provides a description of the relevant differences between Mexican GAAP and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of net income and other items for the years ended December 31, 2002, 2003 and 2004 and stockholders' equity at December 31, 2003 and 2004. Any reconciliation to U.S. GAAP may reveal significant differences between our stockholders' equity, net income and other items as reported under Mexican GAAP and U.S. GAAP. See "Risk Factors -- Risk Factors Related to Mexico -- Differences Between Mexican GAAP and U.S. GAAP May Have an Impact on the Presentation of Our Financial Information."

    For unaudited selected consolidated financial information as of March 31, 2005 and for the three month periods ended March 31, 2004 and 2005 and a discussion of our financial results for the three month periods ended March 31, 2004 and 2005, which are presented in constant Pesos in purchasing power as of March 31, 2005, see Exhibit I to this prospectus. Since the financial information in Exhibit I and the information under "Capitalization" are presented in constant Pesos in purchasing power as of March 31, 2005, the financial information in Exhibit I and the information under "Capitalization" are not directly comparable to the financial information included elsewhere in this prospectus, in the table below and in the 2004 Form 20-F, which, unless otherwise indicated, is presented in constant Pesos in purchasing power as of December 31, 2004. The change in the Mexican National Consumer Price Index, or the NCPI, for the three-month period ended March 31, 2005 was 0.8%.

    For a description of our indebtedness as of December 31, 2004, see "Capitalization" and "Item 5 -- Operating and Financial Review and
Prospects -- Results of Operations -- Liquidity, Foreign Exchange and Capital Resources -- Indebtedness" included in the 2004 Form 20-F, and as of March 31, 2005, see the financial information in Exhibit I -- Indebtedness and "Capitalization."

    In December 2001, we entered into an agreement to sell our music recording operations to Univision, and we consummated this sale in April 2002. We no longer engage in the music recording business, and under Mexican GAAP, the results of our music recording segment have been classified as discontinued operations. See "Item 5 -- Operating and Financial Review and
Prospects -- Results of Operations -- Discontinued Operations" and Note 22 to our year-end financial statements included in the 2004 Form 20-F.

    Effective April 1, 2004, we began consolidating Sky Mexico, in accordance with the Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46), which is applicable under Mexican GAAP Bulletin A-8, "Supplementary Application of International Accounting Standards."

    At a general extraordinary meeting and at special meetings of the shareholders of Televisa, held on April 16, 2004, our shareholders approved the creation of a new class of capital stock, the B Shares, and the distribution of new shares to our shareholders as part of the recapitalization of our capital stock or the Recapitalization, as described in the Information Statement dated March 25, 2004, which was submitted to the U.S. Securities and Exchange Commission, or the SEC, on Form 6-K on March 25, 2004. Except where otherwise indicated, all information in the prospectus reflects our capital structure as of December 31, 2004, and gives effect to the Recapitalization.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                                                YEAR ENDED DECEMBER 31,
                                                      ---------------------------------------------------------------------------
                                                         2000         2001         2002         2003         2004         2004
                                                      ----------   ----------   ----------   ----------   ----------   ----------
                                                           (MILLIONS OF PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2004 OR
                                                                             MILLIONS OF U.S. DOLLARS)(1)
(MEXICAN GAAP)
INCOME STATEMENT DATA:
Net sales...........................................  Ps. 23,605   Ps. 22,734   Ps. 23,580   Ps. 24,786   Ps. 29,314   U.S.$2,629
Operating income....................................       5,700        4,746        5,086        6,360        8,558          768
Integral cost of financing-net(2)...................       1,154          477          670          646        1,516          136
Restructuring and non-recurring charges(3)..........       2,217          628          921          691          395           35
(Loss) income from continuing operations............        (771)       1,652         (431)       3,723        5,570          500
Income (loss) from discontinued operations(4).......          27           16        1,162          (67)          --           --
Cumulative effect of accounting change-net..........          --          (80)          --           --       (1,022)         (92)
Net income (loss)...................................        (955)       1,556          807        3,783        4,317          387
(Loss) income from continuing operations per
  CPO(5)............................................       (0.33)        0.57        (0.12)        1.34         1.83           --
Net income (loss) per CPO(5)........................       (0.33)        0.54         0.28         1.32         1.48           --
Weighted-average number of shares outstanding (in
  millions)(5)......................................     353,185      354,485      353,906      352,421      345,206           --
Shares outstanding (in millions, at year end)(6)....     222,475      221,400      221,210      218,840      341,638           --
(U.S. GAAP)(7)
INCOME STATEMENT DATA:
Net sales...........................................  Ps. 25,105   Ps. 23,876   Ps. 23,807   Ps. 24,786   Ps. 29,314   U.S.$2,629
Operating income....................................       5,048        2,682        3,294        6,153        7,045          632
Income from continuing operations...................       1,318        2,413          110        2,950        3,473          312
Cumulative effect of accounting change-net..........          --         (909)      (1,348)          --           --           --
Net (loss) income...................................         219        1,504       (1,239)       2,950        3,473          312
Income from continuing operations per CPO(5)........        0.44         1.01         0.04         1.01         1.19           --
Net (loss) income per CPO(5)........................        0.06         0.51        (0.42)        1.01         1.19           --
Weighted-average number of Shares outstanding (in
  millions)(6)......................................     353,185      354,485      353,906      352,421      345,206           --
Shares outstanding (in millions, at year end)(6)....     222,475      221,400      221,210      218,840      341,638           --
(MEXICAN GAAP)
BALANCE SHEET DATA (END OF YEAR):
Cash and temporary investments......................  Ps.  9,109   Ps.  6,503   Ps.  9,610   Ps. 12,900   Ps. 16,641   U.S.$1,493
Total assets........................................      56,352       56,879       61,703       68,121       73,884        6,627
Current notes payable to banks and other notes
  payable(8)........................................         417          387        1,355          300        3,297          296
Long-term debt(9)...................................      13,123       14,822       14,597       15,467       18,944        1,699
Customer deposits and advances......................      11,966       12,487       12,854       14,731       15,303        1,373
Capital stock issued................................       8,328        8,328        8,328        8,633        9,571          858
Total stockholders' equity (including minority
  interest).........................................      21,227       21,652       23,323       28,955       27,604        2,476
(U.S. GAAP)(7)
BALANCE SHEET DATA (END OF YEAR):
Property, plant and equipment, net..................  Ps. 16,240   Ps. 16,465   Ps. 16,626   Ps. 16,025   Ps. 18,826   U.S.$1,689
Total assets........................................      53,238       59,187       61,649       71,177       77,182        6,923
Current notes payable to banks and other notes
  payable(8)........................................         417          387        1,355          300        3,297          296
Long-term debt(9)...................................      13,123       14,822       14,597       15,467       18,944        1,699
Total stockholders' equity (excluding minority
  interest).........................................      19,027       20,693       19,312       25,438       24,491        2,197
(MEXICAN GAAP)
OTHER FINANCIAL INFORMATION:
Capital expenditures................................    Ps.1,810     Ps.1,538     Ps.1,548     Ps.1,120     Ps.1,947     U.S.$175
Ratio of earnings to fixed charges..................         1.8          2.6          1.7          3.4          3.4           --
(U.S. GAAP)(7)
OTHER FINANCIAL INFORMATION:
Cash provided by operating activities...............       1,396        1,688        6,131        5,202        7,971          715
Cash provided by (used for) financing activities....         443        2,351          408       (1,388)      (1,543)        (138)
Cash used for investing activities..................        (532)      (6,348)      (3,273)      (2,272)        (813)         (73)
Ratio of earnings to fixed charges..................         2.3          2.9           --          4.3          2.7           --
OTHER DATA (UNAUDITED):
Average prime time audience share (TV
  broadcasting)(10).................................        73.7%        70.5%        72.4%        70.1%        68.9%          --
Average prime time rating (TV broadcasting)(10).....        41.0         39.1         39.6         38.1         36.7           --
Magazine circulation (millions of copies)(11).......         140          132          137          128          127           --
Number of employees (at year end)...................      14,600       13,700       12,600       12,300       14,100           --
Number of Innova subscribers (in thousands at year
  end)(12)..........................................         590          716          738          857        1,003           --
Number of Cablevision subscribers (in thousands at
  year end)(13).....................................         403          452          412          364          355           --
Number of EsMas.com registered users (in thousands
  at year end)(14)..................................         375          866        2,514        3,085        3,665           --

NOTES TO SELECTED CONSOLIDATED FINANCIAL INFORMATION:
---------------

 (1) Except per CPO, ratio, average audience share, average rating, magazine circulation, employee, subscriber and registered user data. Information in these footnotes is in thousands of Pesos in purchasing power as of December 31, 2004, unless otherwise indicated.

 (2) Includes interest expense, interest income, foreign exchange gain or loss -- net, gain or loss from monetary position and monetary results classified as provisions for deferred income taxes. See Note 18 to our year-end financial statements.

 (3) See Note 19 to our year-end financial statements.

 (4) See Note 22 to our year-end financial statements.

 (5) For further analysis of income (loss) from continuing operations per CPO and net income (loss) per CPO (as well as corresponding amounts per A Share not traded as CPOs), see Note 23 (for the calculation under Mexican GAAP) and Note 26 (for the calculation under U.S. GAAP) to our year-end financial statements.

 (6) As of December 31, 2004, after giving effect to the Recapitalization we had four classes of common stock: A shares, B shares, L shares and D shares. For purposes of this table, the weighted-average number of shares for all periods reflects the 25-for-one stock split and the 14-for-one stock dividend from the Recapitalization, and the number of shares outstanding for all periods reflects the 25-for-one stock split from the Recapitalization. As of December 31, 2004, for legal purposes, there were approximately 2,617 million CPOs issued and outstanding, each of which was represented by 25 A shares, 22 B shares, 35 L shares and 35 D shares and an additional number of approximately 58,927 million A shares and 2,357 million B shares (not in the form of CPO units). See Note 13 to our year-end financial statements.

       As of December 31, 2003, we had three classes of common stock: A Shares, L Shares and D Shares. As of December 31, 2003, some of our A Shares, and all of our L Shares and D Shares, were publicly traded in Mexico in the form of CPOs, each of which represented one A Share, one L Share and one D Share, and were publicly traded in the United States in the form of GDSs, each of which represents 20 CPOs. See Note 13 to our year-end financial statements.

       The number of CPOs and shares authorized, issued and outstanding for financial reporting purposes under Mexican and U.S. GAAP is different than the number of CPOs issued and outstanding for legal purposes, because under Mexican and U.S. GAAP shares owned by subsidiaries and/or the trusts created to implement our stock purchase plan and our long-term retention plan are not considered issued and outstanding for financial reporting purposes.

 (7) See Note 26 to our year-end financial statements. In contrast to Mexican GAAP, the results of our music recording segment are not reflected as discontinued operations under U.S. GAAP, since we continue to have significant influence over Univision.

 (8) Current notes payable to banks and other notes payable include Ps.68.7 million, Ps.14.8 million and Ps.7.7 million of other notes payable as of December 31, 2000, 2001 and 2002, respectively. As of December 31, 2003 and 2004, there are no other notes payable outstanding. See Note 8 to our year-end financial statements.

 (9) Long-term debt includes the Ps.86.5 million and Ps.7.1 million of other notes payable as of December 31, 2000 and 2001, respectively. As of December 31, 2002, 2003 and 2004, there are no other long-term notes payable. See "Item 5 -- Operating and Financial Review and
     Prospects -- Results of Operations -- Liquidity, Foreign Exchange and Capital Resources -- Indebtedness" included in the 2004 Form 20-F and Note 8 to our year-end financial statements.

(10) "Average prime time audience share" for a period refers to the average daily prime time audience share for all of our networks and stations during that period, and "average rating" for a period refers to the average daily rating for all of our networks and stations during that period, each rating point representing one percent of all television households. As used in this prospectus, "prime time" in Mexico is 4:00 p.m. to 11:00 p.m., seven days a week, and "weekday prime time" is 7:00 p.m. to 11:00 p.m., Monday through

     Friday. Data for all periods reflects the average prime time audience share and ratings nationwide as published by IBOPE Mexico. For further information regarding audience share and ratings information and IBOPE Mexico, see "Item 4 -- Information on the Company -- Business
     Overview -- Television -- Television Broadcasting" included in the 2004 Form 20-F.

(11) The figures set forth in this line item represent total circulation of magazines that we publish independently and through joint ventures and other arrangements and do not represent magazines distributed on behalf of third parties.

(12) Innova, S. de R.L. de C.V., or Innova, our direct-to-home, or DTH, satellite service in Mexico, commenced operations on December 15, 1996. The figures set forth in this line item represent the total number of gross active residential and commercial subscribers for Innova at the end of each year presented. Our share in the results of operations of Innova through December 31, 2000 was included in our income statement under the line item "Equity in losses of affiliates." For a description of Innova's business and results of operations and financial condition, see "Item
     4 -- Information on the Company -- Business Overview -- DTH Joint
     Ventures -- Mexico" and Innova's year-end financial statements for the years ended December 31, 2002 and 2003 included in the 2004 Form 20-F. Under Mexican GAAP, effective January 1, 2001 and through March 31, 2004, we did not recognize equity in losses in respect of our investment in Innova in our income statement. See "Item 5 -- Operating and Financial Review and Prospects -- Results of Operations -- Equity in Losses of Affiliates" included in the 2004 Form 20-F. Beginning April 1, 2004, Innova was consolidated in our financial results.

(13) The figures set forth in this line item represent the total number of subscribers for Cablevision's basic service package at the end of each year presented. For a description of Cablevision's business and results of operations and financial condition, see "Item 5 -- Operating and Financial Review and Prospects -- Results of Operations -- Cable Television" and "Item 4 -- Information on the Company -- Business Overview -- Cable Television" included in the 2004 Form 20-F.

(14) We launched EsMas.com in May 2000. Since May 2000, the results of operations of EsMas.com have been included in the results of operations of our Other Businesses segment. See "Item 5 -- Operating and Financial Review and Prospects -- Results of Operations -- Other Businesses" included in the 2004 Form 20-F. For a description of EsMas.com, see "Item 4 -- Information on the Company -- Business Overview -- Other Businesses -- EsMas.com" included in the 2004 Form 20-F. The figures set forth in this line item represent the number of registered users in each year presented. The term "registered user" means a visitor that has completed a profile questionnaire that enables the visitor to use the e-mail service provided by EsMas.com."

                                  RISK FACTORS

     An investment in the new notes involves risk. You should consider carefully the following factors, as well as all other information in this prospectus, before deciding to participate in the exchange offer.

                         RISK FACTORS RELATED TO MEXICO

ECONOMIC AND POLITICAL DEVELOPMENTS IN MEXICO MAY ADVERSELY AFFECT OUR BUSINESS

     Most of our operations and assets are located in Mexico. As a result, our financial condition, results of operations and business may be affected by the general condition of the Mexican economy, the devaluation of the Peso as compared to the U.S. Dollar, Mexican inflation, interest rates, regulation, taxation, social instability and political, social and economic developments in Mexico.

MEXICO HAS EXPERIENCED ADVERSE ECONOMIC CONDITIONS

     Mexico has historically experienced uneven periods of economic growth. In 2001, Mexico's GDP decreased 0.2% primarily as a result of the downturn in the U.S. economy. Mexican GDP increased 0.8%, 1.4%, 4.4% and 0.4% in 2002, 2003, 2004 and the three month period ended March 31, 2005, respectively. Inflation in 2002, 2003, 2004 and the three month period ended March 31, 2005 was 5.7%, 4.0%, 5.2% and 0.8%, respectively. Although these inflation rates tend to be lower than Mexico's historical inflation rates, Mexico's current level of inflation remains higher than the annual inflation rates of its main trading partners, including the U.S. GDP growth fell short of Mexican government estimates in 2004; however, according to Mexican government estimates, GDP in Mexico is expected to grow by approximately 3.5% to 4.0%, while inflation is expected to be less than 4.0%, in 2005. We cannot assure you that these estimates will prove to be accurate.

     If the Mexican economy should fall into a recession or if inflation and interest rates increase significantly, our business, financial condition and results of operations may be adversely affected for the following reasons:

     - demand for advertising may decrease both because consumers may reduce expenditures for our advertisers' products and because advertisers may reduce advertising expenditures; and

     - demand for publications, cable television, DTH satellite services, pay-per-view programming and other services and products may decrease because consumers may find it difficult to pay for these services and products.

DEVELOPMENTS IN OTHER EMERGING MARKET COUNTRIES OR IN THE U.S. MAY AFFECT US AND THE PRICES FOR OUR DEBT SECURITIES

     The market value of securities of Mexican companies, the economic and political situation in Mexico and our financial condition and results of operations are, to varying degrees, affected by economic and market conditions in other emerging market countries and in the U.S. Although economic conditions in other emerging market countries and in the U.S. may differ significantly from economic conditions in Mexico, investors' reactions to developments in any of these other countries may have an adverse effect on the market value or trading price of securities of Mexican issuers, including our debt securities, or on our business.

     In particular, Argentina's continued insolvency and default on its public debt, could adversely affect Mexico, the market value of our debt securities or our business. Although a majority of the foreign holders of Argentina's indebtedness have agreed to exchange their securities in connection with Argentina's restructuring, holders of a substantial amount of the country's indebtedness have refused such exchange. To the extent that the Argentine government is unsuccessful in preventing further economic decline, the crisis may also adversely affect Mexico, the price of our securities or our business.

     In addition, the political and economic future of Venezuela remains uncertain. A nationwide general strike that occurred between December 2002 and January 2003 caused a significant reduction in oil production in Venezuela, and has had a material adverse effect on Venezuela's oil-dependent economy. In February 2003, Venezuelan authorities imposed foreign exchange and price controls on specified products. Inflation continues to grow despite price controls and the political and economic environment has continued to deteriorate. Venezuela has experienced increasing social instability and massive public demonstrations against President Chavez. We cannot predict what effect, if any, the decisions of the Venezuelan government will have on the economies of other emerging market countries, including Mexico, the price of our debt securities or our business.

     Our operations, including demand for our products or services, and the price of our debt securities, have also historically been adversely affected by increases in interest rates in the U.S. and elsewhere. The Federal Reserve Bank of the U.S. has signaled that it will continue implementing "measured" increases in interest rates in 2005. As interest rates rise, the prices of our debt securities may fall.

MILITARY OPERATIONS IN IRAQ AND ELSEWHERE HAVE NEGATIVELY AFFECTED INDUSTRY AND ECONOMIC CONDITIONS GLOBALLY, AND THESE CONDITIONS HAVE HAD, AND MAY CONTINUE TO HAVE, A NEGATIVE EFFECT ON OUR BUSINESS

     Our profitability is affected by numerous factors, including changes in viewing preferences, priorities of advertisers and reductions in advertisers' budgets. Historically, advertising in most forms of media has correlated positively with the general condition of the economy and thus, is subject to the risks that arise from adverse changes in domestic and global economic conditions, consumer confidence and spending, which may decline as a result of numerous factors outside of our control, such as terrorist attacks and acts of war. Military operations in Iraq have depressed economic activity in the U.S. and globally, including the Mexican economy. Since the invasion, there have been terrorist attacks abroad, such as the terrorist attacks in Madrid on March 11, 2004, as well as ongoing threats of future terrorist attacks in the U.S. and abroad. Although it is not possible at this time to determine the long-term effect of these terrorist threats and attacks and the consequent response by the U.S., there can be no assurance that there will not be other attacks or threats in the U.S. or abroad that will lead to a further economic contraction in the U.S. or any other major markets. In the short term, however, terrorist activity against the U.S. and the U.S. military operations in Iraq have contributed to the uncertainty of the stability of the U.S. economy as well as global capital markets. It is not certain how long these economic conditions will continue. If terrorist attacks continue or become more prevalent or serious, if the economic conditions in the U.S. decline or if a global recession materializes, our business, financial condition and results of operations may be materially and adversely affected.

CURRENCY FLUCTUATIONS OR THE DEVALUATION AND DEPRECIATION OF THE PESO COULD LIMIT THE ABILITY OF OUR COMPANY AND OTHERS TO CONVERT PESOS INTO U.S. DOLLARS OR OTHER CURRENCIES WHICH COULD ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS

     A portion of our indebtedness and a significant amount of our costs are U.S. Dollar-denominated, while our revenues are primarily Peso-denominated. As a result, decreases in the value of the Peso against the U.S. Dollar could cause us to incur foreign exchange losses, which would reduce our net income.

     Severe devaluation or depreciation of the Peso may also result in governmental intervention, as has resulted in Argentina, or disruption of international foreign exchange markets. This may limit our ability to transfer or convert Pesos into U.S. Dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness and adversely affect our ability to obtain foreign programming and other imported goods. The Mexican economy has suffered current account balance payment of deficits and shortages in foreign exchange reserves in the past. While the Mexican government does not currently restrict, and for more than ten years has not restricted, the right or ability of Mexican or foreign persons or entities to convert Pesos into U.S. Dollars or to transfer other currencies outside of Mexico, the Mexican government could institute restrictive exchange control policies in the future. To the extent that the Mexican government institutes restrictive exchange control policies in the future, our ability to transfer or convert pesos into U.S. Dollars for the purpose of making timely payments of interest and principal on indebtedness, including the notes, would be adversely affected. Devaluation or depreciation of the Peso against the U.S. Dollar may also adversely affect U.S. Dollar prices for our debt securities.

HIGH INFLATION RATES IN MEXICO MAY DECREASE DEMAND FOR OUR SERVICES WHILE INCREASING OUR COSTS

     Mexico historically has experienced high levels of inflation, although the rates have been lower in recent years. The annual rate of inflation, as measured by changes in the NCPI was 5.7% for 2002, 4.0% for 2003, 5.2% for 2004 and 0.8% for the three-month period ended March 31, 2005. Nonetheless, at approximately 4.4% per annum (as measured from March 2004 to March 2005), Mexico's current level of inflation remains higher than the annual inflation rates of its main trading partners. High inflation rates can adversely affect our business and results of operations in the following ways:

     - inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer and advertiser demand for our services and products;

     - to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in "real" terms; and

     - if the rate of Mexican inflation exceeds the rate of devaluation of the Peso against the U.S. Dollar, our U.S. Dollar-denominated sales will decrease in relative terms when stated in constant Mexican Pesos.

HIGH INTEREST RATES IN MEXICO COULD INCREASE OUR FINANCING COSTS

     Mexico historically has had, and may continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged 6.2%, 6.8% and 9.1% for 2003, 2004 and for the three month period ended March 31, 2005, respectively. Accordingly, if we have to incur Peso-denominated debt in the future, it will likely be at higher interest rates.

POLITICAL EVENTS IN MEXICO COULD AFFECT MEXICAN ECONOMIC POLICY AND OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Mexico's President Vicente Fox has encountered strong opposition to a number of his proposed reforms in both the Chamber of Deputies and the Senate, where opposition forces have frequently joined to block his initiatives. Although the Mexican economy has exhibited signs of improvement, general economic sluggishness continues. This continuing weakness in the Mexican economy, combined with recent political events, has slowed economic reform and progress. In the 2003 and 2004 elections, the political party of President Fox, the Partido Accion Nacional, or the National Action Party, lost additional seats in the Mexican congress, as well as state governorships. The increased party opposition and legislative gridlock arising out of the elections could further hinder President Fox's ability to implement his economic reforms. Presidential and federal congressional elections in Mexico are scheduled to be held in July 2006. Under Mexican law, President Fox cannot run for re-election. The electoral process could lead to further friction among political parties and the executive branch officers, which could potentially cause additional political and economic instability. Additionally, once the President and representatives are elected, there could be significant changes in laws, public policies and government programs, which could have a material adverse effect on the Mexican economic and political situation which, in turn may adversely affect our business, financial condition and results of operations.

     National politicians are currently focused on the 2006 elections and crucial reforms regarding fiscal and labor policies, gas, electricity, social security and oil have not been and may not be approved. In addition, recent impeachment proceedings of Andres Manuel Lopez Obrador, the mayor of Mexico City, have increased political uncertainty. The effects on the social and political situation in Mexico, including the 2006 presidential elections and presidential succession, could adversely affect the Mexican economy, including the stability of its currency, which in turn could have a material adverse effect on our business, financial condition and results of operations, as well as market conditions and prices for our securities.

MEXICAN ANTITRUST LAWS MAY LIMIT OUR ABILITY TO EXPAND THROUGH ACQUISITIONS OR JOINT VENTURES

     Mexico's federal antitrust laws and regulations may affect some of our activities, including our ability to introduce new products and services, enter into new or complementary businesses or joint ventures and complete acquisitions. In addition, the federal antitrust laws and regulations may adversely affect our ability to determine the rates we charge for our services and products. Approval of the Comision Federal de Competencia, or Mexican Antitrust Commission, is required for us to acquire and sell significant businesses or enter into significant joint ventures. In 2002, the Mexican Antitrust Commission did not approve the proposed merger of our radio subsidiary Sistema Radiopolis, S.A. de C.V., or Sistema Radiopolis, with Grupo Acir Comunicaciones, S.A. de C.V., or Grupo Acir, and it may not approve possible future acquisitions or joint ventures that we may pursue.

DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP MAY HAVE AN IMPACT ON THE PRESENTATION OF OUR FINANCIAL INFORMATION

     Our annual audited consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in some significant respects from U.S. GAAP. We are required, however, to file an annual report on Form 20-F containing financial statements reconciled to U.S. GAAP, although this filing only contains year-end financial statements reconciled to U.S. GAAP for the three most recent fiscal years since its filing. See Note 26 to our year-end financial statements included in the 2004 Form 20-F for a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to us. In addition, we do not publish U.S. GAAP information on an interim basis.

                 RISK FACTORS RELATED TO OUR MAJOR SHAREHOLDERS

EMILIO AZCARRAGA JEAN HAS SUBSTANTIAL INFLUENCE OVER OUR MANAGEMENT AND THE INTERESTS OF MR. AZCARRAGA JEAN MAY DIFFER FROM THOSE OF OTHER SHAREHOLDERS

     We have four classes of common stock: A Shares, B Shares, D Shares, and L Shares. As of March 31, 2005, approximately 49.87% of the outstanding A Shares, 13.35% of the outstanding B Shares, 13.90% of the outstanding D Shares and 13.90% of the outstanding L Shares of our Company are held through a trust, including shares in the form of CPOs, or the Shareholder Trust. The largest beneficiary of the Shareholder Trust is a trust for the benefit of Emilio Azcarraga Jean. As a result, Emilio Azcarraga Jean controls the voting of the Shares held through the Shareholder Trust. The A Shares held through the Shareholder Trust constitute a majority of the A Shares whose holders are entitled to vote, because non-Mexican holders of Certificados de Participacion Ordinarios, or CPOs, and Global Depositary Shares, or GDSs, are not permitted by law to vote the underlying A Shares. Accordingly, and so long as non-Mexicans own more than a minimal number of A Shares, Emilio Azcarraga Jean will have the ability to direct the election of 11 out of 20 members of our Board as well as, prevent certain actions by the shareholders, including the timing and payment of dividends, if he so chooses. See "Item 7 -- Major Shareholders and Related Party Transactions -- The Major Shareholders" included in the 2004 Form 20-F.

AS CONTROLLING SHAREHOLDER, EMILIO AZCARRAGA JEAN WILL HAVE THE ABILITY TO LIMIT OUR ABILITY TO RAISE CAPITAL, WHICH WOULD REQUIRE US TO SEEK OTHER FINANCING ARRANGEMENTS

     Emilio Azcarraga Jean has the voting power to prevent us from raising money through equity offerings. Mr. Azcarraga Jean has informed us that if we conduct a primary sale of our equity, he would consider exercising his pre-emptive rights to purchase a sufficient number of additional A shares in order to maintain such power. In the event that Mr. Azcarraga Jean is unwilling to subscribe for additional Shares and/or prevents us from raising money through equity offerings, we would need to raise money through a combination of debt or other form of financing, which we may not obtain, or if so, possibly not on favorable terms.

                      RISK FACTORS RELATED TO OUR BUSINESS

THE OPERATION OF OUR BUSINESS MAY BE TERMINATED OR INTERRUPTED IF THE MEXICAN GOVERNMENT DOES NOT RENEW OR REVOKES OUR BROADCAST OR OTHER CONCESSIONS; PROPOSED REVISIONS TO THE LEY FEDERAL DE RADIO Y TELEVISION, OR RADIO AND TELEVISION LAW, IF ADOPTED, COULD ADVERSELY IMPACT OUR RESULTS OF OPERATIONS

     Under Mexican law, we need concessions from the Secretaria de Comunicaciones y Transportes, or SCT, to broadcast our programming over our television and radio stations and our cable and DTH satellite systems.

In July 2004, in connection with the adoption of a release issued by the SCT for the transition to digital television, all of our television concessions were renewed until 2021. The expiration dates for the concessions for our radio stations range from 2008 to 2016. Our cable telecommunications concessions expire in 2029. In the past, the SCT has typically renewed the concessions of those concessionaires that comply with the requisite procedures set forth for renewal under Mexican law. The SCT can revoke our concessions and the Mexican government can require us to forfeit our broadcast assets under the circumstances described under "Item 4 -- Information on the Company -- Business Overview -- Regulation" included in the 2004 Form 20-F. This may not happen in the future and the current law may change or be superseded by new laws. In this regard, there is currently a proposal to enact a new Ley Federal de Radio y Television which is being discussed by a sub-commission of the Mexican Congress, that may be introduced to the Mexican Congress for discussion and, if it is so introduced, for approval. We cannot assure you that any proposal to enact a new Ley Federal de Radio y Television will be introduced to or adopted by the Mexican Congress, and, if it is, the terms of any such proposal and the impact it would have on our results of operations.

WE FACE COMPETITION IN EACH OF OUR MARKETS THAT WE EXPECT WILL INTENSIFY

     We face competition in all of our businesses, including television advertising and other media businesses, as well as our strategic investments and joint ventures. In particular, we face substantial competition from TV Azteca, S.A. de C.V., or TV Azteca. See "Item 4 -- Information on the
Company -- Business Overview -- Television -- Television Industry in Mexico" and "-- Television Broadcasting" included in the 2004 Form 20-F. In addition, the entertainment and communications industries in which we operate are changing rapidly because of evolving distribution technologies. Our future success will be affected by these changes, which we cannot predict. Consolidation in the entertainment and broadcast industries could further intensify competitive pressures. As the pay-television market in Mexico matures, we expect to face competition from an increasing number of sources, including emerging technologies that provide new services to pay-television customers and require us to make significant capital expenditures in new technologies. Developments may limit our access to new distribution channels, may require us to make significant capital expenditures in order to have access to new digital and other distribution channels or may create additional competitive pressures on some or all of our businesses.

THE SEASONAL NATURE OF OUR BUSINESS AFFECTS OUR REVENUE AND A SIGNIFICANT REDUCTION IN FOURTH QUARTER NET SALES COULD IMPACT OUR RESULTS OF OPERATIONS

     Our business reflects seasonal patterns of advertising expenditures, which is common in the television broadcast industry. We typically recognize a disproportionately large percentage of our overall advertising net sales in the fourth quarter in connection with the holiday shopping season. For example, in 2003 and 2004 we recognized 29.8% and 28.7%, respectively, of our net sales in the fourth quarter of the year. Accordingly, a significant reduction in fourth quarter advertising revenue could adversely affect our business, financial condition and results of operations.

FUTURE ACTIVITIES WHICH WE MAY WISH TO UNDERTAKE IN THE U.S. MAY BE AFFECTED BY OUR ARRANGEMENTS WITH UNIVISION. THESE ACTIVITIES, AS WELL AS A CURRENT DISPUTE WE ARE HAVING WITH UNIVISION, MAY AFFECT OUR RELATIONSHIP WITH, AND OUR EQUITY INTEREST IN, UNIVISION.

     We have a program license agreement with Univision whereby we have granted Univision an exclusive right to broadcast our television programming in the U.S., with some exceptions, as described in "Item 4 -- Information on the Company -- Business Overview -- Univision" included in the 2004 Form 20-F.

     We are required to offer Univision the opportunity to acquire a 50% economic interest in our interest in certain Spanish-language television broadcasting ventures to the extent they relate to U.S. Spanish-language television broadcasting. Should Univision exercise these rights, Univision would reduce our share of potentially lucrative corporate opportunities involving these ventures. In April 2003, we entered into a joint venture with Univision to introduce our satellite and cable pay-TV programming into the U.S., including two of our existing movie channels and three channels featuring music videos, celebrity lifestyle, interviews and entertainment news programming, and to create future channels available in the U.S. that feature our programming. See "Item 4 -- Information on the Company -- Business
Overview -- Univision" included in the 2004 Form 20-F. The current joint venture with Univision and any future venture we might pursue involving U.S. Spanish-language television broadcasting, with or without Univision as a partner, may compete directly with Univision to the extent such ventures seek viewership among Hispanic households in the U.S. Direct competition between Univision and these ventures could have a material adverse effect on the financial condition and results of operations of our joint ventures and the value of our investment in Univision.

     We are currently involved in a dispute with Univision related to the program license agreement and other issues. In that regard, on May 9, 2005, we filed a complaint in the United States District Court Central District of California alleging, among other things, that Univision breached the program license agreement by failing to pay certain royalties and by making certain unauthorized edits of our programs. In connection with these claims, we are seeking monetary relief in an amount not less than U.S.$1.5 million, declaratory relief against Univision's ability to recover approximately U.S.$5 million of royalties previously paid to us, and an injunction against the alteration of our programs without our consent. We cannot assure you that we will prevail in the case we filed against Univision or any litigation Univision may initiate. In addition, effective as of May 9, 2005, Emilio Azcarraga Jean resigned as a director, and Alfonso de Angoitia Noriega resigned as an alternate director, of Univision. While we have the right to elect one director and one alternate director to the Univision board, we have not determined whether we will seek to elect replacements for Mr. Azcarraga Jean and Mr. de Angoitia Noriega. We cannot predict how our overall business relationship with Univision will be affected by this dispute.

     In addition, in the past, we had disagreements with Univision over our ability to broadcast over the Internet programs to which Univision had rights in the U.S. As part of the amendments in December 2001 to our arrangements with Univision, we agreed that for a five-year period, ending December 2006, we and Univision each would have limited rights to transmit via the Internet certain limited programming. At the end of this period, the terms of our agreement with Univision in respect of these rights will revert to the provisions of our prior agreement. We continue to believe that these terms allow us to distribute internationally, including in the U.S., on our Internet service originating from Mexico, programs to which Univision believes it has exclusive rights in the U.S. If Univision disagrees with our position, we cannot assure you as to whether, after December 2006, we will provide our television programming over the Internet for U.S. distribution. However, if we do provide our programming for U.S. distribution via the Internet, Univision may commence legal proceedings and we may not prevail in litigation.

     In addition, by operation of the ownership rules and policies of the U.S. Federal Communications Commission, or the FCC, our interest in Univision may limit our ability to invest in other U.S. media entities. See "Item
4 -- Information on the Company -- Business Overview -- Regulation -- Television -- U.S. Regulation of Broadcast Stations" included in the 2004 Form 20-F.

WE HAVE EXPERIENCED SUBSTANTIAL LOSSES, PRIMARILY IN RESPECT OF OUR INVESTMENTS IN INNOVA AND SKY MULTI-COUNTRY PARTNERS, AND EXPECT TO CONTINUE TO EXPERIENCE SUBSTANTIAL LOSSES AS A RESULT OF OUR PARTICIPATION IN DTH JOINT VENTURES, WHICH WOULD ADVERSELY AFFECT OUR NET INCOME

     We have invested a significant amount to develop DTH satellite services primarily in Mexico and other countries throughout Latin America. Although Innova achieved net income for the first time in 2004 and generated positive cash flow in 2003 and 2004, we have, in the past, experienced substantial losses and substantial negative cash flow, and we may experience substantial losses over the next several years, as a result of our participation in the DTH joint ventures, which would adversely affect our net income. We cannot assure you that Innova will continue to generate net income in the upcoming years, principally due to the substantial capital expenditures and investments required to expand and improve its DTH service, the impact of any potential devaluation of the Peso versus the U.S. Dollar on Innova's financial structure, as well as the strong competition that exists in the pay-television industry in Mexico. See Notes 10 and 12 to our year-end financial statements. See "Item 5 -- Operating and Financial Review and Prospects -- Results of Operations -- Equity in Losses of Affiliates" included in the 2004 Form 20-F.

     We own a 60% interest in Innova, our DTH joint venture in Mexico. The balance of Innova's equity is owned by News Corp. and Liberty Media. Although we hold a majority of Innova's equity, News Corp. has significant governance rights, including the right to block any transaction between us and Innova. Accordingly, we do not have complete control over the operations of Innova. The indenture that governs the terms of the notes issued by Innova in September 2003 and the credit agreement entered into in December 2004 both contain covenants that restrict the ability of Innova to pay dividends and make investments and other restricted payments.

     We own minority interests in DTH joint ventures in Colombia and Chile through Sky Multi-Country Partners, or MCOP, a U.S. partnership in which we, News Corp., and Globo Comunicacoes e Participacoes S.A., or Globopar, a Brazilian multimedia company, supply programming and other services, to the Sky DTH platforms in Latin America outside Mexico and Brazil. See "Item
4 -- Information on the Company -- Business Overview -- DTH Joint Ventures" included in the 2004 Form 20-F. Although we have some governance rights, we do not control these joint ventures.

     In October 2004, we, Innova, News Corp., Liberty Media and Globopar entered into a series of transactions with each other and with The DIRECTV Group, Inc., or DIRECTV, relating to our DTH joint ventures, which, if consummated, would result in (i) Innova being owned 57% by us and 43% by DIRECTV and DIRECTV Latin America, or DTVLA, and (ii) MCOP being wholly owned by DIRECTV. See "Item
4 -- Information on the Company -- Business Overview -- DTH Joint Ventures" included in the 2004 Form 20-F.

MCOP'S INABILITY TO PROVIDE FINANCIAL SUPPORT TO TECHCO COULD COMPROMISE INNOVA'S ABILITY TO PROVIDE SERVICES TO ITS CUSTOMERS

     DTH TechCo Partners, or TechCo, is a U.S. partnership formed to provide certain technical services from two uplink facilities located in Florida. TechCo provides these services primarily to MCOP, Innova and Sky Brasil Servicos Ltda., or Sky Brasil (a DTH service owned indirectly by Globopar, News Corp. and Liberty Media). TechCo depends on payments from MCOP, Innova and Sky Brasil to fund its operations. Since September 2002, Globopar has ceased providing financial support to TechCo and MCOP, and MCOP, in turn, has ceased making payments to TechCo, which payments we believe previously accounted for over 50% of TechCo's revenue. TechCo is obligated to make payments under its capital leases with various maturities through 2007 for an aggregate amount of U.S.$27.4 million. We indirectly hold a 30% interest in TechCo, and have guaranteed 36% of certain of TechCo's obligations. As of December 31, 2004, we had guaranteed payments by TechCo in the aggregate amount of U.S.$9.9 million. We, News Corp., Liberty Media and, since October 2004, DIRECTV have been funding TechCo's operating cash shortfall through loans, and we currently intend to continue to fund TechCo's shortfall in the form of loans. In addition, we are in discussions regarding how TechCo will be fully funded, although no assurances can be given that we will reach a satisfactory resolution as to how to provide continued funding for TechCo. If MCOP and Sky Brasil continue to fail to make their required payments and we and DIRECTV decide not to make up the shortfall, then TechCo's ability to provide services to its customers, including Innova, and Innova's ability to provide services to its customers, could be compromised. In that case, if Innova is unable to obtain replacement services at comparable prices, it would be unable to provide a substantial portion of its programming services to its customers which would, in turn, have a material adverse effect on its business.

WE HAVE RECOGNIZED AN INCREASED INDEBTEDNESS, A CUMULATIVE LOSS EFFECT AND OTHER ADVERSE ACCOUNTING IMPACTS AS A RESULT OF THE CONSOLIDATION OF INNOVA SINCE APRIL 1, 2004 IN OUR CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDING DECEMBER 31, 2004, AND THESE IMPACTS MAY CONTINUE IN FUTURE YEARS

     As a result of the consolidation of Innova beginning April 1, 2004, our financial statements have been updated as follows:

     Our consolidated total assets increased by approximately Ps.3,080.1 million beginning April 1, 2004. Our consolidated total liabilities increased by approximately Ps.5,508.9 million beginning April 1, 2004, including an approximately Ps.6,082.2 million increase in our aggregate consolidated debt. Our consolidated shareholders' equity decreased by approximately Ps.2,428.9 million beginning April 1, 2004, as a result of the outstanding shareholders' deficit reflected in Innova's financial statements. Our consolidated net sales, costs and operating expenses, and operating income before depreciation and amortization increased in the second, third and fourth quarters of 2004. The adverse impacts on our financial statements, including the substantial increase in our consolidated debt, the decrease in our shareholder's equity, and the increase in our consolidated costs and expenses, may have an adverse impact on the price of our securities.

            RISK FACTORS RELATED TO THE NOTES AND THE EXCHANGE OFFER

WE HAVE AND WILL CONTINUE TO HAVE SUBSTANTIAL INDEBTEDNESS AND MAY INCUR ADDITIONAL INDEBTEDNESS; A SUBSTANTIAL PORTION OF OUR OTHER EXISTING INDEBTEDNESS MATURES PRIOR TO THE MATURITY OF THE NOTES

     We now have a substantial amount of indebtedness outstanding. Any Unidades de Inversion, or UDI-denominated indebtedness we may issue in the future will increase as the NCPI increases. In addition, the indenture governing the notes does not limit our ability, or the ability of our subsidiaries, to incur additional indebtedness, and we may incur indebtedness in connection with our business, including borrowings to fund investments and acquisitions. Such additional borrowings could adversely affect our financial position and results of operations. To the extent our restricted or unrestricted subsidiaries borrow money, whether on a secured or an unsecured basis, that indebtedness will effectively rank senior to the notes. The degree to which we are leveraged may impair our ability to internally fund or obtain financing in the future for working capital, capital expenditures, acquisitions or other general corporate purposes and may limit our flexibility in planning for or reacting to changes in market conditions and industry trends. As a result, we may be more vulnerable in the event of a further substantial downturn in general economic conditions in Mexico.

     The indenture does not restrict our ability or the ability of our unrestricted subsidiaries to pledge shares of capital stock or assets of our unrestricted subsidiaries, and our ability and our restricted subsidiaries' ability to pledge assets is subject only to the limited restrictions contained in the indenture. To the extent we pledge shares of capital stock or other assets to secure indebtedness, the indebtedness so secured will effectively rank senior to the notes to the extent of the value of the shares or other assets pledged. The indenture also does not restrict the ability of our unrestricted subsidiaries to pledge shares of capital stock or other assets that they own to secure indebtedness. See "Description of the New Notes."

     The indenture does not restrict the ability of Televisa to lend its funds to, or otherwise invest in, its subsidiaries, including its unrestricted subsidiaries. If Televisa were to lend funds to, or otherwise invest in, its subsidiaries, creditors of such subsidiaries could have a claim on their assets that would be senior to the claims of Televisa. See "-- We Are a Holding Company With Our Assets Held Primarily by Our Subsidiaries; Creditors of Those Companies Have a Claim on Their Assets That Is Effectively Senior to That of Holders of the Notes."

     The following table sets forth a description of our outstanding indebtedness as of December 31, 2004 (i) on a historical, actual basis, and (ii) as adjusted to give pro forma effect to (a) the early redemption in January 2005 by Innova of U.S.$88 million of 12.875% Senior Notes due 2007 using a portion of the net proceeds from a bank loan from HSBC, which was incurred in December 2004, (b) the issuance of U.S.$400 million in aggregate principal amount of 6 5/8% Senior Notes due 2025 in March 2005 and the application of the net proceeds from that issuance, together with cash on hand, to fund our tender offers for any or all of our U.S.$300.0 million aggregate principal amount outstanding of our 8.00% Senior Notes due 2011 and our Ps.3,839 million (equivalent to approximately U.S.$336.9 million) aggregate principal amount of 8.15% UDI-denominated Notes due 2007, (c) the prepayment of the Serfin loan in the aggregate principal amount of Ps.80 million in May 2005 and (d) the issuance of the U.S.$200 million aggregate principal amount of 6 5/8% Senior Notes due 2025 in May 2005, as if such transactions occurred on December 31, 2004. In addition, the terms of our bank loans require us to maintain compliance with certain financial covenants. See "Item 5 -- Operating and Financial Review and Prospects -- Results of Operations -- Liquidity, Foreign Exchange and Capital Resources -- Indebtedness" included in the 2004 Form 20-F. If we cannot maintain such compliance, this indebtedness could be accelerated. Information in the following table is presented in millions of constant Pesos in purchasing power as of December 31, 2004:

                                                               DECEMBER 31, 2004(1)
                                                              -----------------------
DESCRIPTION OF DEBT                                            ACTUAL     AS ADJUSTED
-------------------                                           ---------   -----------
                                                                   (IN MILLIONS)
Senior unsecured and other indebtedness of Televisa (other
  than the notes)...........................................  Ps.16,754    Ps.11,348
Innova 12.875% Senior Notes due 2007........................        981           --
6.625% Senior Notes due 2025 issued in March 2005...........         --        4,460
Serfin loan.................................................         96           --
6.625% Senior Notes due 2025 issued in May 2005.............         --        2,230
Indebtedness of consolidated subsidiaries...................      4,410        4,410
                                                              ---------    ---------
  Total.....................................................  Ps.22,241    Ps.22,448
                                                              =========    =========

---------------

(1) UDI-denominated indebtedness has been converted into Pesos by applying the UDI-Peso exchange rate at the date of issuance, as adjusted for the increase in the UDI-Peso exchange rate through December 31, 2004, and this debt, together with other Peso-denominated indebtedness, has been converted into Dollars solely for the convenience of the reader at an exchange rate of Ps.11.1490 per U.S. Dollar, the Interbank Rate reported by Banamex as of December 31, 2004.

     A substantial portion of our currently outstanding indebtedness will mature prior to the maturity date of the notes. If we cannot generate sufficient cash flow from operations to meet our obligations (including payments on the notes at their maturity), then our indebtedness (including the notes) may have to be refinanced. Any such refinancing may not be effected successfully or on terms that are acceptable to us. In the absence of such refinancings, we could be forced to dispose of assets in order to make up for any shortfall in the payments due on our indebtedness, including interest and principal payments due on the notes, under circumstances that might not be favorable to realizing the best price for such assets. Further, any assets may not be sold quickly enough, or for amounts sufficient, to enable us to make any such payments. If we are unable to sell sufficient assets to repay this debt we could be forced to issue equity securities to make up any shortfall. Any such equity issuance would be subject to the approval of Emilio Azcarraga Jean who has the voting power to prevent us from raising money in equity offerings. In addition, the terms of our bank loans require us to maintain compliance with certain financial covenants. See "Item 5 -- Operating and Financial Review and Prospects -- Results of Operations -- Liquidity, Foreign Exchange and Capital Resources -- Indebtedness" included in the 2004 Form 20-F. If we cannot maintain such compliance, this indebtedness could be accelerated.

WE ARE A HOLDING COMPANY WITH OUR ASSETS HELD PRIMARILY BY OUR SUBSIDIARIES; CREDITORS OF THOSE COMPANIES HAVE A CLAIM ON THEIR ASSETS THAT IS EFFECTIVELY SENIOR TO THAT OF HOLDERS OF THE NOTES

     We are a holding company with no significant operating assets other than through our ownership of shares of our subsidiaries. We receive substantially all of our operating income from our subsidiaries. Televisa is the only company obligated to make payments under the notes. Our subsidiaries are separate and distinct legal entities and they will have no obligation, contingent or otherwise, to pay any amounts due under the notes or to make any funds available for any of those payments. The notes will be senior unsecured obligations of Televisa ranking pari passu with other unsubordinated and unsecured obligations. Claims of creditors of our subsidiaries, including trade creditors and banks and other lenders, will effectively have priority over the holders of the notes with respect to the assets of our subsidiaries. In addition, our ability to meet our financial obligations, including obligations under the notes, will depend in significant part on our receipt of cash dividends, advances and other payments from our subsidiaries. In general, Mexican corporations may pay dividends only out of net income, which is approved by shareholders. The shareholders must then also approve the actual dividend payment after we establish mandatory legal reserves (5% of net income annually up to at least an amount equal to 20% of the paid-in capital) and satisfy losses for prior fiscal years. The ability of our subsidiaries to pay such dividends or make such distributions will be subject to, among other things, applicable laws and, under certain circumstances, restrictions contained in agreements or debt instruments to which we, or any of our subsidiaries, are parties. In addition, third parties own substantial interests in certain of our other businesses such as Cablevision. Accordingly, we must share with minority shareholders any dividends paid by these businesses.

     Claims of creditors of our subsidiaries, including trade creditors, will generally have priority as to the assets and cash flows of those subsidiaries over any claims we and the holders of the notes may have. For a description of our outstanding debt, see "Item 5 -- Operating and Financial Review and Prospects -- Results of Operations -- Liquidity, Foreign Exchange and Capital Resources -- Indebtedness" included in the 2004 Form 20-F.

     In addition, creditors of Televisa, including holders of the notes, will be limited in their ability to participate in distributions of assets of our subsidiaries to the extent that the outstanding shares of any of our subsidiaries are either pledged as collateral to our other creditors or are not owned by us. As of the date of this prospectus, only a small portion of the shares of our subsidiaries are pledged as collateral, although minority interests in several subsidiaries, as described above, are held by third parties. See "Item 5 -- Operating and Financial Review and Prospects -- Results of Operations -- Liquidity, Foreign Exchange and Capital
Resources -- Indebtedness" and "-- Minority Interest" included in the 2004 Form 20-F. At December 31, 2004, our subsidiaries had approximately Ps.24,008.0 million (equivalent to approximately U.S.$2,153.4 million) of liabilities (excluding liabilities to us and excluding guarantees by subsidiaries of indebtedness of Televisa), U.S.$673.4 million of which was Dollar-denominated. These liabilities include approximately U.S.$483.6 million of indebtedness (equivalent to approximately Ps.5,391.1 million), U.S.$392.6 million of which was Dollar-denominated indebtedness (equivalent to approximately Ps.4,325.8 million). All of these liabilities would effectively have ranked senior to the notes. The indenture does not limit the amount of indebtedness which can be incurred by us or by our restricted or unrestricted subsidiaries.

JUDGMENTS OF MEXICAN COURTS ENFORCING OUR OBLIGATIONS IN RESPECT OF THE NOTES WOULD BE PAID ONLY IN PESOS

     Under the Ley Monetaria, or the Mexican Monetary Law, in the event that any proceedings are brought in Mexico seeking performance of our obligations under the notes, pursuant to a judgment or on the basis of an original action, we may discharge our obligations denominated in any currency other than Mexican Pesos by paying Mexican Pesos converted at the rate of exchange prevailing on the date payment is made. This rate is currently determined by Banco de Mexico, or the Mexican Central Bank, every business day in Mexico and published the next business day in the Diario Oficial de la Federacion, or the Official Gazette of the Federation of Mexico, for application the following business day. As a result, if the notes are paid by us in Pesos to holders of the debt securities, the amount received may not be sufficient to cover the amount of

U.S. Dollars that we are obligated to pay under the indenture. In addition, our obligation to indemnify against exchange losses may be unenforceable in Mexico.

     In addition, in the case of our bankruptcy or concurso mercantil, or judicial reorganization, our foreign currency-denominated liabilities, including our liabilities under the notes, will be converted into Mexican Pesos at the rate of exchange applicable on the date on which the declaration of bankruptcy or judicial reorganization is effective, and the resulting amount, in turn, will be converted to UDIs, or inflation-indexed units. Our foreign currency-denominated liabilities, including our liabilities under the notes, will not be adjusted to take into account any depreciation of the Peso as compared to the U.S. Dollar occurring after the declaration of bankruptcy or judicial reorganization. Also, all obligations under the notes will cease to accrue interest from the date of the bankruptcy or judicial reorganization declaration, will be satisfied only at the time those of our other creditors are satisfied and will be subject to the outcome of, and amounts recognized as due in respect of, the relevant bankruptcy or judicial reorganization proceeding.

WE MAY NOT HAVE SUFFICIENT FUNDS TO MEET OUR OBLIGATION UNDER THE INDENTURE TO REPURCHASE THE NOTES UPON A CHANGE OF CONTROL

     Upon the occurrence of a change of control, we will be required to offer to repurchase each holder's notes at a price of 101% of the principal amount plus accrued and unpaid interest, if any, to the date of purchase. We may not have the financial resources necessary to meet our obligations in respect of our indebtedness, including the required repurchase of notes, following a change of control. If an offer to repurchase the notes is required to be made and we do not have available sufficient funds to repurchase the notes, an event of default would occur under the indenture. The occurrence of an event of default will result in acceleration of the maturity of the notes and other indebtedness. See "Description of the New Notes."

IT MAY BE DIFFICULT TO ENFORCE CIVIL LIABILITIES AGAINST US OR OUR DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING PERSONS

     We are organized under the laws of Mexico. Substantially all of our directors, executive officers and controlling persons reside outside the U.S., all or a significant portion of the assets of our directors, executive officers and controlling persons, and substantially all of our assets, are located outside the U.S., and some of the experts named in this prospectus also reside outside the U.S. As a result, it may be difficult for you to effect service of process within the United States upon these persons or to enforce against them or us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the U.S. We have been advised by our Mexican counsel, Mijares, Angoitia, Cortes y Fuentes, S.C., that there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated solely on U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of U.S. federal securities laws. See "Limitation of Liability."

THERE MAY NOT BE A LIQUID TRADING MARKET FOR THE NEW NOTES, WHICH COULD LIMIT YOUR ABILITY TO SELL YOUR NEW NOTES IN THE FUTURE

     The new notes are being offered to the holders of the old notes. The new notes will constitute a new issue of securities for which, prior to the exchange offer, there has been no public market, and the new notes may not be widely distributed. Accordingly, an active trading market for the new notes may not develop. If a market for any of the new notes does develop, the price of such new notes may fluctuate and liquidity may be limited. If a market for any of the new notes does not develop, purchasers may be unable to resell such new notes for an extended period of time, if at all.

YOUR FAILURE TO TENDER OLD NOTES IN THE EXCHANGE OFFER MAY AFFECT THEIR MARKETABILITY

     If old notes are tendered for exchange and accepted in the exchange offer, the trading market, if any, for the untendered and tendered but unaccepted old notes will be adversely affected. Your failure to participate in the exchange offer will substantially limit, and may effectively eliminate, opportunities to sell your old notes in the future. We issued the old notes in a private placement exempt from the registration requirements of the Securities Act.

     Accordingly, you may not offer, sell or otherwise transfer your old notes except in compliance with the registration requirements of the Securities Act and any other applicable securities laws, or pursuant to an exemption from the securities laws, or in a transaction not subject to the securities laws. If you do not exchange your old notes for new notes in the exchange offer, or if you do not properly tender your old notes in the exchange offer, your old notes will continue to be subject to these transfer restrictions after the completion of the exchange offer. In addition, after the completion of the exchange offer, you will no longer be able to obligate us to register the old notes under the Securities Act.

                               THE EXCHANGE OFFER

PURPOSE OF THE EXCHANGE OFFER

     We issued and sold the old notes in private placements on March 18, 2005 and on May 26, 2005. In connection with each issuance and sale, we entered into a registration rights agreement with the initial purchasers of the old notes. In both registration rights agreements we agreed to, among other things

     - use our best efforts to file with the SEC a registration statement within 90 days following the original issue date of the applicable old notes, relating to an offer to exchange the old notes for the new notes;

     - use our reasonable best efforts to cause the registration statement to be declared effective under the Securities Act within 150 days of the original issue date of the applicable old notes; and

     - use our best efforts to cause the exchange offer, or a "shelf" registration with respect to the notes, to be consummated not later than 180 days following the original issue date of the applicable old notes.

     These requirements under the registration rights agreements will be satisfied when we complete the exchange offer. However, if we fail to meet any of these requirements under either of the registration rights agreements and under some other circumstances, then the interest rate borne by the old notes that are affected by the registration default under the applicable registration rights agreement with respect to the first 90-day period, or portion thereof, will be increased by an additional interest of 0.25% per annum upon the occurrence of such registration default. The amount of additional interest will increase by an additional 0.25% per annum each 90-day period, or portion thereof, while a registration default under the applicable registration rights agreement is continuing until all registration defaults under such registration rights agreement have been cured, provided that the maximum aggregate increase in the interest rate will in no event exceed one percent (1%) per annum. Upon

     - the filing of the exchange offer registration statement after the 90th calendar day following the original issue date of the applicable old notes;

     - the effectiveness of the exchange offer registration statement after the 150th calendar day following the original issue date of the applicable old notes;

     - the consummation of the exchange offer;

     - the effectiveness of the shelf registration statement after the 180th calendar day following the original issue date of the applicable old notes; or

     - the date on which all new notes are saleable pursuant to Rule 144(k) under the Securities Act or any successor provision,

the interest rate on the old notes will be reduced to the original interest rate set forth on the cover page of this prospectus if Televisa is otherwise in compliance with this paragraph. If after any such reduction in interest rate, a different event specified above occurs, the interest rate will again be increased pursuant to the foregoing provisions.

     Application has been made to list the new notes on the Luxembourg Stock Exchange. The Luxembourg Stock Exchange will be informed and notice will be published in a daily newspaper of general circulation in Luxembourg prior to commencing the exchange offer. You may obtain documents relating to the exchange offer and complete the exchange of your old notes for new notes at the office of Dexia Banque Internationale a Luxembourg S.A., our paying and transfer agent in Luxembourg, at 69 route d'Esch, L-2953, Luxembourg. The results of the exchange offer, including any increase in the rate, will be provided to the Luxembourg Stock Exchange and published in a daily newspaper of general circulation in Luxembourg.

     We have also agreed to keep the registration statement for the exchange offer effective for not less than 20 business days after the notice of the exchange offer is mailed to holders (or longer, if required by applicable law).

     Under each of the registration rights agreement, our obligations to register the new notes will terminate upon the completion of the exchange offer. However, pursuant to each registration rights agreement, we will be required to file a "shelf" registration statement for a continuous offering by the holders of the outstanding notes if:

     - we are not permitted to file the exchange offer registration statement or to consummate the exchange offer because the exchange offer is not permitted by applicable law or SEC policy;

     - for any reason, the exchange offer registration statement is not declared effective within 150 days following the original issue date of the applicable old notes or the exchange offer is not consummated within 180 days following the original issue date of the applicable old notes;

     - upon the request of the initial purchasers in certain circumstances; or

     - a holder is not permitted to participate in the exchange offer or does not receive fully tradable new notes pursuant to the exchange offer.

     During any 365-day period, we will have the ability to suspend the availability of such shelf registration statement for up to two periods of up to 45 consecutive days (except for the consecutive 45-day period immediately prior to the maturity of the notes), but no more than an aggregate of 60 days during any 365-day period, if our Board of Directors determines in good faith that there is a valid purpose for the suspension.

     We will, in the event of the filing of a shelf registration statement, provide to each holder of notes that are covered by the shelf registration statement copies of the prospectus which is a part of the shelf registration statement and notify each such holder when the shelf registration statement has become effective. A holder of notes that sells the notes pursuant to the shelf registration statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with the sales and will be bound by the provisions of the registration rights agreement which are applicable to the holder (including certain indemnification obligations).

     Once the exchange offer is complete, we will have no further obligation to register any of the old notes not tendered to us in the exchange offer. See "Risk Factors -- Risk Factors Related to the Notes and the Exchange
Offer -- Your Failure to Tender Old Notes in the Exchange Offer May Affect Their Marketability."

EFFECT OF THE EXCHANGE OFFER

     Based on interpretations by the SEC staff set forth in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), Shearman & Sterling (available July 2, 1993) and other no-action letters issued to third parties, we believe that you may offer for resale, resell and otherwise transfer the new notes issued to you in the exchange offer without compliance with the registration and prospectus delivery requirements of the Securities Act, provided:

     - you are acquiring the new notes in the ordinary course of your business;

     - you are not engaging in and do not intend to engage in a distribution of the new notes;

     - you have no arrangements or understandings with any person to participate in the exchange offer for the purpose of distributing the new notes; and

     - you are not our "affiliate," within the meaning of Rule 405 under the Securities Act.

     If you are not able to make these representations, you are a "restricted holder." As a restricted holder, you will not be able to participate in the exchange offer, you may not rely on the interpretations of the SEC staff set forth in the no-action letters referred to above and you may only sell your old notes in compliance with the registration and prospectus delivery requirements of the Securities Act or under an exemption from the registration requirements of the Securities Act or in a transaction not subject to the Securities Act.

     In addition, each broker-dealer that is not a restricted holder that receives new notes for its own account in exchange for old notes that it acquired as a result of market-making activities or other trading activities may be a statutory underwriter and must acknowledge in the letter of transmittal that it will deliver a prospectus meeting the requirements of the Securities Act upon any resale of such new notes. This prospectus may be used by those broker-dealers to resell new notes they receive pursuant to the exchange offer. We have agreed that, for a period of 90 days after the completion of the exchange offer, we will make this prospectus available to any broker-dealer for use by the broker-dealer in any resale. By acceptance of this exchange offer, each broker-dealer that receives new notes under the exchange offer agrees to notify us prior to using this prospectus in a sale or transfer of new notes. See "Plan of Distribution."

     Except as described above, this prospectus may not be used for an offer to resell, resale or other transfer of new notes.

     To the extent old notes are tendered and accepted in the exchange offer, the principal amount of old notes that will be outstanding will decrease with a resulting decrease in the liquidity in the market for the old notes. Old notes that are still outstanding following the completion of the exchange offer will continue to be subject to transfer restrictions.

TERMS OF THE EXCHANGE OFFER

     Upon the terms and subject to the conditions of the exchange offer described in this prospectus and in the accompanying letter of transmittal, we will accept for exchange all old notes validly tendered and not withdrawn before 5:00 p.m., New York City time, on the expiration date. We will issue U.S.$1,000 principal amount of new notes in exchange for each U.S.$1,000 principal amount of old notes accepted in the exchange offer. You may tender some or all of your old notes pursuant to the exchange offer. However, old notes may be tendered only in a minimum principal amount of U.S.$100,000 and in integral multiples of U.S.$1,000 in excess thereof.

     The new notes will be substantially identical to the old notes, except that:

     - the offering of the new notes has been registered under the Securities
       Act;

     - the new notes will not be subject to transfer restrictions; and

     - the new notes will be issued free of any covenants regarding registration rights and free of any provision for additional interest.

     The new notes will evidence the same debt as the old notes and will be issued under and be entitled to the benefits of the same indenture under which the old notes were issued. The old notes and the new notes will be treated as a single series of debt securities under the indenture. For a description of the terms of the indenture and the new notes, see "Description of the New Notes."

     The exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange. As of the date of this prospectus, an aggregate of U.S.$600,000,000 principal amount of old notes is outstanding. This prospectus is being sent to all registered holders of old notes. There will be no fixed record date for determining registered holders of old notes entitled to participate in the exchange offer.

     We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Act and the Securities Exchange Act and the rules and regulations of the SEC. Holders of old notes do not have any appraisal or dissenters' rights under law or under the indenture in connection with the exchange offer. Old notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits their holders have under the indenture relating to the old notes.

     We will be deemed to have accepted for exchange validly tendered old notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders of old notes for the purposes of receiving the new notes from us and delivering the new notes to the tendering holders. Subject to the terms of the registration rights agreements, we expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under "-- Conditions." All old notes accepted for exchange will be exchanged for new notes promptly following the expiration date. If we decide for any reason to delay for any period our acceptance of any old notes for exchange, we will extend the expiration date for the same period.

     If we do not accept for exchange any tendered old notes because of an invalid tender, the occurrence of certain other events described in this prospectus or otherwise, such unaccepted old notes will be returned, without expense, to the holder tendering them or the appropriate book-entry will be made, in each case, as promptly as practicable after the expiration date.

     We are not making, nor is our Board of Directors making, any recommendation to you as to whether to tender or refrain from tendering all or any portion of your old notes in the exchange offer. No one has been authorized to make any such recommendation. You must make your own decision whether to tender in the exchange offer and, if you decide to do so, you must also make your own decision as to the aggregate amount of old notes to tender after reading this prospectus and the letter of transmittal and consulting with your advisers, if any, based on your own financial position and requirements.

EXPIRATION DATE; EXTENSIONS; AMENDEMENTS

     The term "expiration date" means 5:00 p.m., New York City time, on August 31, 2005, unless we, in our sole discretion, extend the exchange offer, in which case the term "expiration date" shall mean the latest date and time to which the exchange offer is extended.

     If we determine to extend the exchange offer, we will notify the exchange agent of any extension by oral or written notice. We will notify the registered holders of old notes of the extension no later than 9:00 a.m., New York City time, on the business day immediately following the previously scheduled expiration date.

     We reserve the right, in our sole discretion:

     - to delay accepting for exchange any old notes;

     - to extend the exchange offer or to terminate the exchange offer and to refuse to accept old notes not previously accepted if any of the conditions set forth below under "-- Conditions" have not been satisfied by the expiration date; or

     - subject to the terms of the registration rights agreement, to amend the terms of the exchange offer in any manner.

     Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the registered holders of old notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose the amendment in a manner reasonably calculated to inform the holders of the old notes of the amendment.

     Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we will have no obligation to publish, advertise or otherwise communicate any public announcement, other than by making a timely release to a financial news service.

     During any extension of the exchange offer, all old notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange. We will return any old notes that we do not accept for exchange for any reason without expense to the tendering holder as promptly as practicable after the expiration or earlier termination of the exchange offer.

INTEREST ON THE NEW NOTES AND THE OLD NOTES

     Any old notes not tendered or accepted for exchange will continue to accrue interest at the rate of 6.625% per annum in accordance with their terms. The new notes will accrue interest at the rate of 6.625% per annum from the date of the last periodic payment of interest on the old notes or, if no interest has been paid, from the original issue date of old notes. Interest on the new notes and any old notes not tendered or accepted for exchange will be payable semi-annually in arrears on March 18 and September 18 of each year, commencing on September 18, 2005.

PROCEDURES FOR TENDERING

     Only a registered holder of old notes may tender those notes in the exchange offer. To tender in the exchange offer, a holder must properly complete, sign and date the letter of transmittal, have the signatures thereon guaranteed if required by the letter of transmittal, and mail or otherwise deliver such letter of transmittal, together with all other documents required by the letter of transmittal, to the exchange agent at one of the addresses set forth below under "-- Exchange Agent," before 5:00 p.m., New York City time, on the expiration date. In addition, either:

     - the exchange agent must receive, before the expiration date, a timely confirmation of a book-entry transfer of the tendered old notes into the exchange agent's account at The Depository Trust Company, or DTC, or the depositary, according to the procedure for book-entry transfer described below; or

     - the holder must comply with the guaranteed delivery procedures described below.

     A tender of old notes by a holder that is not withdrawn prior to the expiration date will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

     The method of delivery of letters of transmittal and all other required documents to the exchange agent, including delivery through DTC, is at the holder's election and risk. Instead of delivery by mail, we recommend that holders use an overnight or hand delivery service. If delivery is by mail, we recommend that holders use certified or registered mail, properly insured, with return receipt requested. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. Holders should not send letters of transmittal or other required documents to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

     Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender those notes should contact the registered holder promptly and instruct it to tender on the beneficial owner's behalf.

     We will determine, in our sole discretion, all questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered old notes and withdrawal of tendered old notes, and our determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes the acceptance of which would, in the opinion of us or our counsel, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular old notes either before or after the expiration date. Our interpretation of the terms and conditions of the exchange offer as to any particular old notes either before or after the expiration date, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes for exchange must be cured within such time as we shall determine. Although we intend to notify holders of any defects or irregularities with respect to tenders of old notes for exchange, neither we nor the exchange agent nor any other person shall be under any duty to give such notification, nor shall any of them incur any liability for failure to give such notification. Tenders of old notes will not be deemed to have been made until all defects or irregularities have been cured or waived. Any old notes delivered by book-entry transfer within DTC, will be credited to the account maintained within DTC by the participant in DTC which delivered such old notes, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

     In addition, we reserve the right in our sole discretion (a) to purchase or make offers for any old notes that remain outstanding after the expiration date,
(b) as set forth below under "-- Conditions," to terminate the exchange offer and (c) to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

     By signing, or otherwise becoming bound by, the letter of transmittal, each tendering holder of old notes (other than certain specified holders) will represent to us that:

     - it is acquiring the new notes in the exchange offer in the ordinary course of its business;

     - it is not engaging in and does not intend to engage in a distribution of the new notes;

     - it is not participating, does not intend to participate, and has no arrangements or understandings with any person to participate in the exchange offer for the purpose of distributing the new notes; and

     - it is not our "affiliate," within the meaning of Rule 405 under the Securities Act, or, if it is our affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

     If the tendering holder is a broker-dealer that will receive new notes for its own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities, it may be deemed to be an "underwriter" within the meaning of the Securities Act. Any such holder will be required to acknowledge in the letter of transmittal that it will deliver a prospectus in connection with any resale or transfer of these new notes. However, by so acknowledging and by delivering a prospectus, the holder will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

BOOK-ENTRY TRANSFER

     The exchange agent will establish a new account or utilize an existing account with respect to the old notes at DTC promptly after the date of this prospectus, and any financial institution that is a participant in DTC's systems may make book-entry delivery of old notes by causing DTC to transfer these old notes into the exchange agent's account in accordance with DTC's procedures for transfer. However, the exchange for the old notes so tendered will only be made after timely confirmation of this book-entry transfer of old notes into the exchange agent's account, and timely receipt by the exchange agent of an agent's message and any other documents required by the letter of transmittal. The term "agent's message" means a message transmitted by DTC to, and received by, the exchange agent and forming a part of a book-entry confirmation, that states that DTC has received an express acknowledgment from a participant in DTC tendering old notes that are the subject of the book-entry confirmation stating (1) the aggregate principal amount of old notes that have been tendered by such participant, (2) that such participant has received and agrees to be bound by the terms of the letter of transmittal and (3) that we may enforce such agreement against the participant.

     Although delivery of old notes must be effected through book-entry transfer into the exchange agent's account at DTC, the letter of transmittal, properly completely and validly executed, with any required signature guarantees, or an agent's message in lieu of the letter of transmittal, and any other required documents, must be delivered to and received by the exchange agent at one of its addresses listed below under "-- Exchange Agent," before 5:00 p.m., New York City time, on the expiration date, or the guaranteed delivery procedure described below must be complied with.

     Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent.

     All references in this prospectus to deposit or delivery of old notes shall be deemed to also refer to DTC's book-entry delivery method.

GUARANTEED DELIVERY PROCEDURES

     Holders who wish to tender their old notes and (1) who cannot deliver a confirmation of book-entry transfer of old notes into the exchange agent's account at DTC, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date or (2) who cannot complete the procedure for book-entry transfer on a timely basis, may effect a tender if:

     - the tender is made through an eligible institution;

     - before the expiration date, the exchange agent receives from the eligible institution a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, listing the principal amount of old notes tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange, Inc. trading days after the expiration date, a duly executed letter of transmittal together with a confirmation of book-entry transfer of such old notes into the exchange agent's account at DTC, and any other documents required by the letter of transmittal and the instructions thereto, will be deposited by such eligible institution with the exchange agent; and

     - the properly completed and executed letter of transmittal and a confirmation of book-entry transfer of all tendered old notes into the exchange agent's account at DTC and all other documents required by the letter of transmittal are received by the exchange agent within three New York Stock Exchange, Inc. trading days after the expiration date.

     Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their old notes according to the guaranteed delivery procedures described above.

WITHDRAWAL OF TENDERS

     Except as otherwise provided in this prospectus, tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

     For a withdrawal to be effective, the exchange agent must receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth below under "-- Exchange Agent." Any notice of withdrawal must:

     - specify the name of the person who tendered the old notes to be withdrawn;

     - identify the old notes to be withdrawn, including the principal amount of such old notes;

     - be signed by the holder in the same manner as the original signature on the letter of transmittal by which the old notes were tendered and include any required signature guarantees; and

     - specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of DTC.

     We will determine, in our sole discretion, all questions as to the validity, form and eligibility (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer and no new notes will be issued with respect thereto unless the old notes so withdrawn are validly retendered. Properly withdrawn old notes may be retendered by following one of the procedures described above under "-- Procedures for Tendering" at any time prior to the expiration date.

     Any old notes that are tendered for exchange through the facilities of DTC but that are not exchanged for any reason will be credited to an account maintained with DTC for the old notes as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer.

CONDITIONS

     Despite any other term of the exchange offer, we will not be required to accept for exchange, or to issue new notes in exchange for, any old notes, and we may terminate the exchange offer as provided in this prospectus prior to the expiration date, if:

     - the exchange offer, or the making of any exchange by a holder of old notes, would violate applicable law or any applicable interpretation of the SEC staff; or

     - the old notes are not tendered in accordance with the exchange offer;

     - you do not represent that you are acquiring the new notes in the ordinary course, that you are not engaging in and do not intend to engage in a distribution of the new notes, of your business and that you have no arrangement or understanding with any person to participate in a distribution of the new notes and you do not make any other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to render available the use of an appropriate form for registration of the new notes under the Securities Act;

     - any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer; or

     - any governmental approval has not been obtained, which we believe, in our sole discretion, is necessary for the consummation of the exchange offer as outlined in this prospectus.

     These conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions or may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of the right and each right shall be deemed an ongoing right which may be asserted at any time and from time to time.

     If we determine in our reasonable judgment that any of the conditions are not satisfied, we may:

     - refuse to accept and return to the tendering holder any old notes or credit any tendered old notes to the account maintained within DTC by the participant in DTC which delivered the old notes; or

     - extend the exchange offer and retain all old notes tendered before the expiration date, subject to the rights of holders to withdraw the tenders of old notes (see "-- Withdrawal of Tenders" above); or

     - waive the unsatisfied conditions with respect to the exchange offer prior to the expiration date and accept all properly tendered old notes that have not been withdrawn or otherwise amend the terms of the exchange offer in any respect as provided under "-- Expiration Date; Extensions; Amendments." If a waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement that will be distributed to the registered holders, and we will extend the exchange offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during such five to ten business day period.

     In addition, we will not accept for exchange any old notes tendered, and we will not issue new notes in exchange for any of the old notes, if at that time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939.

EXCHANGE AGENT

     The Bank of New York has been appointed as the exchange agent for the exchange offer. All signed letters of transmittal and other documents required for a valid tender of your old notes should be directed to the exchange agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

              BY HAND DELIVERY:                   BY REGISTERED MAIL OR OVERNIGHT CARRIER:
             The Bank of New York                           The Bank of New York
          Corporate Trust Operations                     Corporate Trust Operations
            Reorganization Section                         Reorganization Section
          101 Barclay Street, 7 East                     101 Barclay Street, 7 East
           New York, New York 10286                       New York, New York 10286
              Attention: Kin Lau                             Attention: Kin Lau

                            FACSIMILE TRANSMISSION:

                                 (212) 298-1915
                             Confirm by Telephone:
                                 (212) 815-3750

           FOR INFORMATION WITH RESPECT TO THE EXCHANGE OFFER, CALL:

                         Kin Lau of the Exchange Agent
                               at (212) 815-3750

     Delivery to other than the above addresses or facsimile number will not constitute a valid delivery.

FEES AND EXPENSES

     We will bear the expenses of soliciting tenders. We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptance of the exchange offer. The principal solicitation is being made by mail; however, additional solicitation may be made by facsimile, telephone or in person by our officers and employees.

     We will pay the expenses to be incurred in connection with the exchange offer. These expenses include fees and expenses of the exchange agent and the trustee, accounting and legal fees, printing costs, and related fees and expenses.

TRANSFER TAXES

     Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection with the exchange offer. If, however, new notes issued in the exchange offer are to be delivered to, or are to be issued in the name of, any person other than the holder of the outstanding old notes tendered, or if a transfer tax is imposed for any reason other than the exchange of outstanding old notes for new notes in connection with the exchange offer, then the holder must pay any applicable transfer taxes, whether imposed on the registered holder or on any other person. If satisfactory evidence of payment of, or exemption from, transfer taxes is not submitted with the letter of transmittal, the amount of the transfer taxes will be billed directly to the tendering holder.

ACCOUNTING TREATMENT

     We will record the new notes in our accounting records at the same carrying values as the old notes on the date of the exchange. Accordingly, we will recognize no gain or loss, for accounting purposes, as a result of the exchange offer. Under Mexican GAAP, the expenses of the exchange offer and the unamortized expenses relating to the issuance of the old notes will be amortized over the term of the new notes.

CONSEQUENCES OF FAILURE TO EXCHANGE

     Holders of old notes who do not exchange their old notes for new notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of the old notes as set forth in the legend printed thereon as a consequence of the issuance of the old notes pursuant to an exemption from the Securities Act and applicable state securities laws. Old notes not exchanged pursuant to the exchange offer will continue to accrue interest at 6.625% per annum, and the old notes will otherwise remain outstanding in accordance with their terms. Holders of old notes do not have any appraisal or dissenters' rights under Mexican law in connection with the exchange offer.

     In general, the old notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Upon completion of the exchange offer, holders of old notes will not be entitled to any rights to have the resale of old notes registered under the Securities Act, and we currently do not intend to register under the Securities Act the resale of any old notes that remain outstanding after completion of the exchange offer.

                                USE OF PROCEEDS

     We will not receive any cash proceeds from the exchange offer. We are making this exchange offer solely to satisfy our obligations under the registration rights agreement entered into in connection with each issuance of the old notes. In consideration for issuing the new notes, we will receive old notes in an aggregate principal amount equal to the value of the new notes. The old notes surrendered in exchange for the new notes will be retired and canceled. Accordingly, the issuance of the new notes will not result in any change in our indebtedness.

     We received approximately U.S.$390.0 million in net proceeds from the sale of $400 million in aggregate principal amount of the old notes on March 18, 2005. We used those net proceeds, together with cash on hand, to fund our tender offers in March 2005 for any or all of our U.S.$300 million aggregate principal amount outstanding of our 8.00% Senior Notes due 2011 and our Ps.3,839 million (equivalent to approximately U.S.$336.9 million) aggregate principal amount of 8.15% UDI-denominated Notes due 2007.

     We received approximately U.S.$196.0 million in net proceeds from the sale of $200 million in aggregate principal amount of old notes on May 26, 2005. We may use the net proceeds from this offering for general corporate purposes and may also apply it, subject to market conditions and other factors, to the repayment of some of our and/or our subsidiaries' outstanding indebtedness. For a description of our outstanding indebtedness as of March 31, 2005, see "Capitalization" and "Exhibit I -- Indebtedness." For a description of our outstanding indebtedness as of December 31, 2004, see "Item 5 -- Operating and Financial Review and Prospects -- Results of Operations -- Liquidity, Foreign Exchange and Capital Resources -- Indebtedness" included in the 2004 Form 20-F.

                                 CAPITALIZATION

     The following table sets forth our consolidated capitalization as of March 31, 2005, (i) on a historical, actual basis and (ii) as adjusted to reflect (a) the issuance of notes in the aggregate principal amount of U.S.$200 million and
(b) the prepayment of the Serfin loan in the aggregate principal amount of approximately Ps.80 million in May 2005, in each case, as if such transactions occurred on March 31, 2005. This table should be read together with our year-end financial statements, which are incorporated herein by reference in our 2004 20-F, and our unaudited selected consolidated financial information included elsewhere in this prospectus. Information in the following table presented in U.S. Dollar amounts are translated from the Peso amounts, solely for the convenience of the reader, at an exchange rate of Ps.11.1590 to U.S.$1.00, the Interbank Rate on March 31, 2005. Since the financial information in the following table is presented in constant Mexican Pesos in purchasing power as of March 31, 2005, it is not directly comparable to the financial information included elsewhere in this prospectus, which, unless otherwise indicated, is presented in constant Mexican Pesos in purchasing power as of March 31, 2005. The change in the NCPI for the three month period ended March 31, 2005 was 0.8%.

                                                     AS OF MARCH 31, 2005(1)(2)
                                        ----------------------------------------------------
                                         ACTUAL     AS ADJUSTED     ACTUAL      AS ADJUSTED
                                        ---------   -----------   -----------   ------------
                                          (MILLIONS OF PESOS)     (MILLIONS OF U.S. DOLLARS)
CURRENT DEBT:
  Notes payable.......................  Ps.    27    Ps.    27    U.S.$    2     U.S.$    2
  8 5/8% Senior Notes due 2005........      2,232        2,232           200            200
  Serfin loan.........................         64           --             6             --
                                        ---------    ---------    ----------     ----------
     Total current debt...............      2,323        2,259           208            202
                                        ---------    ---------    ----------     ----------
LONG-TERM DEBT:
  Series B Senior Notes...............         60           60             5              5
  UDI-denominated notes...............        920          920            83             83
  Notes payable.......................         48           48             4              4
  8% Senior Notes due 2011............        865          865            78             78
  8.5% Senior Notes due 2032..........      3,348        3,348           300            300
  6.625% Senior Notes due 2025 issued
     in March 2005....................      4,464        4,464           400            400
  6.625% Senior Notes due 2025 issued
     in May 2005......................         --        2,232            --            200
  Innova's 9.375% Senior Notes due
     2013.............................      3,348        3,348           300            300
  Banamex loan due 2009...............      1,162        1,162           104            104
  Banamex loan due 2008...............        720          720            65             65
  Banamex loan due 2010 and 2012......      2,000        2,000           179            179
  Serfin loan.........................         16           --             1             --
  Innova's HSBC loan..................      1,012        1,012            91             91
                                        ---------    ---------    ----------     ----------
  Total long-term debt................     17,963       20,179         1,610          1,809
                                        ---------    ---------    ----------     ----------
  Total stockholders' equity(3).......     28,437       28,437         2,548          2,548
                                        ---------    ---------    ----------     ----------
  Total capitalization................  Ps.48,723    Ps.50,875    U.S.$4,366     U.S.$4,559
                                        =========    =========    ==========     ==========

---------------

(1) Columns may not add due to rounding. See "Recent Developments -- Second Quarter Results" for more recent financial information about us.

(2) Solely for purposes of preparing calculations for this table, our U.S. Dollar-denominated indebtedness has been translated into Pesos at an exchange rate of Ps.11.590 to U.S.$1.00, the Interbank Rate, as reported by Banamex, as of March 31, 2005.

(3) On April 29, 2005, our shareholders approved the payment of an extraordinary dividend of Ps.1.00 per CPO, in addition to our ordinary dividend of Ps.0.35 per CPO, for a total of Ps.1.35 per CPO. The total amount of the dividend is approximately Ps.4,250 million. The dividend was paid on May 31, 2005 to shareholders of record as of May 30, 2005.

                          DESCRIPTION OF THE NEW NOTES

     We issued the old notes and will issue the new notes under an indenture, dated August 8, 2000, as amended or supplemented through the expiration date, which we collectively call the indenture, between Televisa, as issuer, The Bank of New York, as trustee, registrar, paying agent and transfer agent, Dexia Banque Internationale a Luxembourg, as Luxembourg paying agent and transfer agent and the holders and beneficial owners of the notes. The following summary of certain provisions of the indenture and the notes does not purport to be complete and is subject to, and qualified in its entirety by, reference to the provisions of the indenture, including the definitions of certain terms contained in the indenture. Capitalized terms not defined in this section of the prospectus have meanings as set forth in the indenture.

GENERAL

     The indenture does not limit the aggregate principal amount of senior debt securities which may be issued under the indenture and provides that Televisa may issue senior debt securities from time to time in one or more series. The senior debt securities which Televisa may issue under the indenture, including the notes, are collectively referred to in this prospectus as the "senior notes."

     The old notes issued in March 2005 and May 2005 are a single series of notes under the indenture. The old notes and the new notes, which together are referred to in this prospectus as the "notes," will constitute a single series of senior notes under the indenture. If the exchange offer described under "The Exchange Offer" is consummated, holders of old notes who do not exchange their old notes for new notes will vote together as a single series of notes with holders of the new notes of the series for all relevant purposes under the indenture. In that regard, the indenture requires that certain actions by the holders under the notes (including acceleration following an event of default) must be taken, and certain rights must be exercised, by specified minimum percentages of the aggregate principal amount of the outstanding notes. In determining whether holders of the requisite percentage in principal amount have given any notice, consent or waiver or taken any other action permitted under the indenture, any old notes which remain outstanding after the exchange offer will be aggregated with the new notes of the relevant series and the holders of the old notes and new notes will vote together as a single series for all purposes. Accordingly, all references in this prospectus to specified percentages in aggregate principal amount of the outstanding notes will be deemed to mean, at any time after the exchange offer is consummated, the percentages in aggregate principal amount of the old notes and the new notes then outstanding.

     The notes are unsecured senior obligations of Televisa and are initially limited to an aggregate principal amount of U.S.$600 million, consisting of U.S. $400 million principal amount of senior notes issued on March 18, 2005 and U.S. $200 million principal amount of senior notes of the same series issued on May 26, 2005. Televisa may "reopen" the note series and issue additional notes of the same series. The notes bear interest at the rate per annum shown above from the date of original issuance or from the most recent date to which interest has been paid or duly provided for, payable semi-annually on March 18 and September 18 of each year, each of which is referred to in this prospectus as an "interest payment date," commencing September 18, 2005, to the persons in whose names the notes are registered at the close of business on the fifteenth calendar day preceding the interest payment date. Interest payable at maturity will be payable to the person to whom principal will be payable on that date. Interest on the notes will be calculated on the basis of a 360-day year of twelve 30-day months. The maturity date for the notes is March 18, 2025. If any interest payment date or maturity date would otherwise be a day that is not a business day, the related payment of principal and interest will be made on the next succeeding business day as if it were made on the date the payment was due, and no interest will accrue on the amounts so payable for the period from and after the interest payment date or the maturity date, as the case may be, to the next succeeding business day. A business day means a day other than a Saturday, Sunday or other day on which banking institutions in New York, New York or Luxembourg are authorized or obligated by law, regulation or executive order to close. The notes will not be subject to any sinking fund. For a discussion of the circumstances in which the interest rate on the notes may be adjusted, see "The Exchange Offer."

     The indenture does not contain any provision that would limit the ability of Televisa to incur indebtedness or to substantially reduce or eliminate Televisa's assets or that would afford the holders of the notes protection in the event of a decline in Televisa's credit quality or a takeover, recapitalization or highly leveraged or similar transaction involving Televisa. In addition, subject to the limitations set forth under "-- Merger and Consolidation," Televisa may, in the future, enter into certain transactions, including the sale of all or substantially all of its assets or the merger or consolidation of Televisa, that would increase the amount of Televisa's indebtedness or substantially reduce or eliminate Televisa's assets, which may have an adverse effect on Televisa's ability to service its indebtedness, including the notes.

     Each book-entry note will be represented by one or more global notes in fully registered form, registered in the name of The Depository Trust Company, which is referred to in this prospectus as "DTC" or the "depositary," or its nominee. Beneficial interests in the global notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. See "-- Form, Denomination and Registration." Except in the limited circumstances described in this prospectus, book-entry notes will not be exchangeable for notes issued in fully registered form ("certificated notes").

     In the event that, as a result of certain changes in law affecting Mexican withholding taxes, Televisa becomes obliged to pay additional amounts in excess of those attributable to a Mexican withholding tax rate of 10%, the notes will be redeemable, as a whole but not in part, at Televisa's option at any time at 100% of their principal amount plus accrued and unpaid interest, if any. See "-- Withholding Tax Redemption." In addition, we will have the right at our option to redeem any of the Notes in whole or in part at a redemption price equal to the Make-Whole Amount (as defined below).

     Book-entry notes may be transferred or exchanged only through the depositary. See "-- Form, Denomination and Registration." Registration of transfer or exchange of certificated notes will be made at the office or agency maintained by Televisa for this purpose in the Borough of Manhattan, The City of New York, currently the office of the trustee at 101 Barclay Street, New York, New York 10286 or at the office of Dexia Banque Internationale a Luxembourg, our paying and transfer agent in Luxembourg, at 69 route d'Esch, L-2953, Luxembourg. Neither Televisa nor the trustee will charge a service charge for any registration of transfer or exchange of notes, but Televisa may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with the transfer or exchange (other than exchanges pursuant to the indenture not involving any transfer). Televisa will maintain a paying and transfer agent in Luxembourg for so long as any notes or any new notes are listed on the Luxembourg Stock Exchange.

     Televisa will make payments of principal, and premium, if any, and interest on book-entry notes through the trustee to the depositary. See "-- Form, Denomination and Registration." In the case of certificated notes, Televisa will pay the principal and premium, if any, due on the maturity date in immediately available funds upon presentation and surrender by the holder of the notes at the office or agency maintained by Televisa for this purpose in the Borough of Manhattan, The City of New York, currently the office of the trustee at 101 Barclay Street, New York, New York 10286 or at the office of Dexia Banque Internationale a Luxembourg, our paying and transfer agent in Luxembourg. In the case of a transfer of only part of a certificated note, the new certificated note in respect of the balance of the principal amount of the certificated note not transferred will be delivered at the office of the Trustee or relevant transfer agent, as the case may be, or sent by mail to the transferor at the transferor's risk and expense. Televisa will pay interest due on the maturity date of a certificated note to the person to whom payment of the principal and premium, if any, will be made. Televisa will pay interest due on a certificated note on any interest payment date other than the maturity date by check mailed to the address of the holder entitled to the payment as the address shall appear in the note register of Televisa. Notwithstanding the foregoing, a holder of U.S.$10.0 million or more in aggregate principal amount of certificated notes will be entitled to receive interest payments, if any, on any interest payment date other than the maturity date by wire transfer of immediately available funds if appropriate wire transfer instructions have been received in writing by the trustee not less than 15 calendar days prior to the interest payment date. Any wire transfer instructions received by the trustee will remain in effect until revoked by the holder. Any interest not punctually paid or duly provided for on a certificated note on any interest payment date other than the maturity date will cease to be payable to the holder of the note as of the close of business on the related record date and may either be paid (1) to the person in whose name the certificated note is registered at the close of business on a special record date for the payment of the defaulted interest that is fixed by Televisa, written notice of which will be given to the holders of the notes not less than 30 calendar days prior to the special record date, or (2) at any time in any other lawful manner.

     All monies paid by Televisa to the trustee or any paying agent for the payment of principal of, and premium and interest on, any note which remains unclaimed for two years after the principal, premium or interest is due and payable may be repaid to Televisa and, after that payment, the holder of the note will look only to Televisa for payment.

RANKING AND HOLDING COMPANY STRUCTURE

     We are a holding company with no significant operating assets other than through our ownership of shares of our subsidiaries and cash and cash equivalents. We receive substantially all of our operating income from our subsidiaries. The notes are solely our unsecured senior obligations ranking pari passu among themselves and with other unsecured senior obligations, including the 8 5/8% Notes due 2005, 8% Notes due 2011 and the 8.50% Notes due 2032. Claims of creditors of our subsidiaries, including trade creditors and banks and other lenders, will have priority over the claims of holders of the notes with respect to the assets of our subsidiaries. At March 31, 2005, our subsidiaries had approximately Ps.22,070.1 million (equivalent to approximately U.S.$1,977.8 million) of liabilities, (excluding liabilities to us and excluding guarantees by subsidiaries of indebtedness of Televisa), U.S.$570.9 million of which was Dollar-denominated including approximately Ps.4,411.2 million (equivalent to approximately U.S.$395.3 million), U.S.$304.5 million of which was Dollar-denominated of indebtedness. All of these liabilities will effectively rank senior to the notes. See "Risk Factors -- Risk Factors Related to the Notes and the Exchange Offer -- We Are a Holding Company with Our Assets Held Primarily by Our Subsidiaries; Creditors of Those Companies Have a Claim on Their Assets That Is Effectively Senior to That of Holders of the Notes."

FORM, DENOMINATION AND REGISTRATION

     The new notes will be issued in book-entry form in minimum denominations of U.S.$100,000 and integral multiples of U.S.$1,000 in excess thereof. The notes will initially be issued in the form of one or more global notes in definitive, full registered book entry form, without interest coupons that will be deposited with, or on behalf of, the depositary or its nominee.

     So long as the depositary, which initially will be DTC, or its nominee is the registered owner of a global note, the depositary or its nominee, as the case may be, will be the sole holder of the notes represented by the global note for all purposes under the indenture. Except as otherwise provided in this section, the beneficial owners of the global notes representing the notes will not be entitled to receive physical delivery of certificated notes and will not be considered the holders of the notes for any purpose under the indenture, and no global note representing the book-entry notes will be exchangeable or transferable. Accordingly, each beneficial owner must rely on the procedures of the depositary and, if the beneficial owner is not a participant of the depositary, then the beneficial owner must rely on the procedures of the participant through which the beneficial owner owns its interest in order to exercise any rights of a holder under the global notes or the indenture. The laws of some jurisdictions may require that certain purchasers of notes take physical delivery of the notes in certificated form. Such limits and laws may impair the ability to transfer beneficial interests in a global note representing the notes.

     The global notes representing the notes will be exchangeable for certificated notes of like tenor and terms and of differing authorized denominations aggregating a like principal amount, only if the depositary notifies us that it is unwilling or unable to continue as depositary for the global notes, the depositary ceases to be a clearing agency registered under the Exchange Act, we in our sole discretion determine that the global notes shall be exchangeable for certificated notes, or there shall have occurred and be continuing an event of default under the indenture with respect to the notes.

     Upon any exchange, the certificated notes shall be registered in the names of the beneficial owners of the global notes representing the notes, which names shall be provided by the depositary's relevant participants (as identified by the depositary) to the trustee.

     Cross-Market Transfers. Subject to compliance with the transfer restrictions applicable to any new notes and the certification and other requirements set forth in the indenture, any cross-market transfer between participants of the depository, on the one hand, and Euroclear or Clearstream banking, on the other hand, will be effected in the depositary's book-entry system on behalf of Euroclear or Clearstream Banking, as the case may be in accordance with the rules of the depositary. However, these cross-market transfers may require delivery of instructions to Euroclear or Clearstream Banking, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines. Euroclear or Clearstream Banking, as the case may be, will, if the transfer meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving the beneficial interests in the applicable global note in the depositary, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the depositary. Participants in Euroclear or Clearstream Banking may not deliver instructions directly to the depositaries for Euroclear or Clearstream Banking, as the case may be.

     Because of time zone differences, the securities account of a Euroclear or Clearstream Banking participant purchasing a beneficial interest in a global note from a depositary participant will be credited during the securities settlement processing day, which must be a business day for Euroclear or Clearstream Banking, as applicable, immediately following the depositary's settlement date. Credit of a transfer of a beneficial interest in a global note settled during that processing day will be reported to the applicable Euroclear or Clearstream Banking participant on that day. Cash received in Euroclear or Clearstream Banking as a result of a transfer of a beneficial interest in a global note by or through a Euroclear or Clearstream Banking participant to a depositary participant will be received with value on the depositary's settlement date but will be available in the applicable Euroclear or Clearstream Banking cash account only as of the business day following settlement in the depositary.

     Any beneficial interest in a global note that is transferred for a beneficial interest in another global note will, upon transfer, cease to be an interest in the original global note and will become an interest in the other global note and, accordingly, will be subject to all transfer restrictions and other procedures applicable to beneficial interests in the other global note for as long as it remains a beneficial interest in that global note.

     In order to insure the availability of Rule 144(k) under the Securities Act, the indenture provides that all notes, other than the new notes, which are redeemed, purchased or otherwise acquired by Televisa or any of its subsidiaries or "affiliates," as defined in Rule 144 under the Securities Act, may not be resold or otherwise transferred and will be delivered to the trustee for cancellation.

     Information Relating to the Depositary. The following is based on information furnished by the depositary:

          The depositary will act as the depositary for the notes. The notes will be issued as fully registered senior notes registered in the name of Cede & Co., which is the depositary's partnership nominee. Fully registered global notes will be issued for the notes, in the aggregate principal amount of the issue, and will be deposited with the depositary.

          The depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The depositary holds securities that its participants deposit with the depositary. The depositary also facilitates the settlement among participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes to participants' accounts, thereby eliminating the need for physical movement of senior notes certificates. Direct participants of the depositary include securities brokers and dealers, including the initial purchasers of the notes, banks, trust companies, clearing corporations and certain other organizations. The depositary is owned by a number of its direct participants, including the initial purchasers of the notes and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the depositary's system is also available to indirect participants, which includes securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to the depositary and its participants are on file with the SEC.

          Purchases of notes under the depositary's system must be made by or through direct participants, which will receive a credit for the notes on the depositary's record. The ownership interest of each beneficial owner, which is the actual purchaser of each note, represented by global notes, is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from the depositary of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in the global notes representing the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners of the global notes representing the notes will not receive certificated notes representing their ownership interests therein, except in the limited circumstances described above.

          To facilitate subsequent transfers, all global notes representing the notes which are deposited with, or on behalf of, the depositary are registered in the name of the depositary's nominee, Cede & Co. The deposit of global notes with, or on behalf of, the depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The depositary has no knowledge of the actual beneficial owners of the global notes representing the notes; the depositary's records reflect only the identity of the direct participants to whose accounts the notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

          Conveyance of notices and other communications by the depositary to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

          Neither the depositary nor Cede & Co. will consent or vote with respect to the global notes representing the notes. Under its usual procedure, the depositary mails an omnibus proxy to Televisa as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the notes are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

          Principal, premium, if any, and/or interest payments on the global notes representing the notes will be made to the depositary. The depositary's practice is to credit direct participants' accounts on the applicable payment date in accordance with their respective holdings shown on the depositary's records unless the depositary has reason to believe that it will not receive payment on the date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of the participant and not of the depositary, the trustee or Televisa, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest to the depositary is the responsibility of Televisa or the trustee, disbursement of the payments to direct participants will be the responsibility of the depositary, and disbursement of the payments to the beneficial owners will be the responsibility of direct and indirect participants.

          The depositary may discontinue providing its services as securities depositary with respect to the notes at any time by giving reasonable notice to Televisa or the trustee. Under such circumstances, in the event that a successor securities depositary is not obtained, certificated notes are required to be printed and delivered.

     Televisa may decide to discontinue use of the system of book-entry transfers through the depositary or a successor securities depositary. In that event, certificated notes will be printed and delivered.

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

     Although the depositary, Euroclear and Clearstream Banking have agreed to the procedures described above in order to facilitate transfers of interests in the global notes among participants of the depositary, Euroclear and Clearstream Banking, they are under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. Neither the trustee nor Televisa will have any responsibility for the performance by the depositary, Euroclear or Clearstream Banking or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

     Trading. Transfers between participants in the depositary will be effected in the ordinary way in accordance with the depositary's rules and operating procedures, while transfers between participants in Euroclear and Clearstream Banking will be effected in the ordinary way in accordance with their respective rules and operating procedures.

     The information in this subsection "-- Form, Denomination and Registration" concerning the depositary, Euroclear and Clearstream Banking and their respective book-entry systems has been obtained from the depository, Euroclear and Clearstream Banking but Televisa takes responsibility solely for the accuracy of its extraction of this information.

CERTAIN COVENANTS

     The indenture provides that the covenants set forth below are applicable to Televisa and its Restricted Subsidiaries.

     Limitation on Liens. Televisa will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur or assume any Lien, except for Permitted Liens, on any Principal Property to secure the payment of Funded Indebtedness of Televisa or any Restricted Subsidiary if, immediately after the creation, incurrence or assumption of such Lien the sum of (without duplication)
(A) the aggregate outstanding principal amount of all Funded Indebtedness of Televisa and the Restricted Subsidiaries that is secured by Liens (other than Permitted Liens) on any Principal Property and (B) the Attributable Debt relating to any Sale and Leaseback Transaction which would otherwise be subject to the provisions of clause 2(A)(i) of the "Limitation on Sale and Leaseback" covenant would exceed the greater of (x) U.S.$300 million and (y) 15% of Adjusted Consolidated Net Tangible Assets, unless effective provision is made whereby the notes (together with, if Televisa shall so determine, any other Funded Indebtedness ranking equally with the notes, whether then existing or thereafter created) are secured equally and ratably with (or prior to) such Funded Indebtedness (but only for so long as such Funded Indebtedness is so secured). For purposes of this covenant, the value of any Lien on any Principal Property securing Funded Indebtedness will be computed on the basis of the lesser of (i) the outstanding principal amount of such secured Funded Indebtedness and (ii) the higher of (x) the book value or (y) the Fair Market Value of the Principal Property securing such Funded Indebtedness.

     The foregoing limitation on Liens shall not apply to the creation, incurrence or assumption of the following Liens ("Permitted Liens"):

          (1) Any Lien which arises out of a judgment or award against Televisa or any Restricted Subsidiary with respect to which Televisa or such Restricted Subsidiary at the time shall be prosecuting an appeal or proceeding for review (or with respect to which the period within which such appeal or proceeding for review may be initiated shall not have expired) and with respect to which it shall have secured a stay of execution pending such appeal or proceedings for review or with respect to which Televisa or such Restricted Subsidiary shall have posted a bond and established adequate reserves (in accordance with Mexican GAAP) for the payment of such judgment or award;

          (2) Liens arising from the rendering of a final judgment or order against Televisa or any Restricted Subsidiary of Televisa that would not, with notice, passage of time or both, give rise to an Event of Default;

          (3) Liens incurred or deposits made to secure indemnity obligations in respect of the disposition of any business or assets of Televisa or any Restricted Subsidiary; provided that the property subject to such

     Lien does not have a Fair Market Value in excess of the cash or cash equivalent proceeds received by Televisa and its Restricted Subsidiaries in connection with such disposition;

          (4) Liens resulting from the deposit of funds or evidences of Indebtedness in trust for the purpose of discharging or defeasing Indebtedness of Televisa or any Restricted Subsidiary;

          (5) Liens on assets or property of a Person existing at the time such Person is merged into, consolidated with or acquired by Televisa or any Restricted Subsidiary or becomes a Restricted Subsidiary; provided that:
     (i) any such Lien is not incurred in contemplation of such merger, consolidation or acquisition and does not secure any property of Televisa or any Restricted Subsidiary other than the property and assets subject to such Lien prior to such merger, consolidation or acquisition or (ii) if such Lien is incurred in contemplation of such merger, consolidation or acquisition it would be, if created or incurred on or after the consummation of such merger, consolidation or acquisition, a Permitted Lien under clause 7 below;

          (6) Liens existing on the date of original issuance of the notes;

          (7) Liens securing Funded Indebtedness (including in the form of Capitalized Lease Obligations and purchase money Indebtedness) incurred for the purpose of financing the cost (including without limitation the cost of design, development, site acquisition, construction, integration, manufacture or acquisition) of real or personal property (tangible or intangible) which is incurred contemporaneously therewith or within 180 days thereafter; provided (i) such Liens secure Funded Indebtedness in an amount not in excess of the cost of such property (plus an amount equal to the reasonable fees and expenses incurred in connection with the incurrence of such Funded Indebtedness) and (ii) such Liens do not extend to any property of Televisa or any Restricted Subsidiary other than the property for which such Funded Indebtedness was incurred;

          (8) Liens to secure the performance of statutory and common law obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

          (9) Liens to secure the notes;

          (10) Liens granted in favor of Televisa and/or any Wholly Owned Restricted Subsidiary to secure indebtedness owing to Televisa or such Wholly Owned Restricted Subsidiary;

          (11) Legal or equitable encumbrances deemed to exist by reason of the inclusion of customary negative pledge provisions in any financing document of Televisa or any Restricted Subsidiary;

          (12) Liens on the rights of Televisa or any Restricted Subsidiary to licensing, royalty and other similar payments in respect of programming or films and all proceeds therefrom; and

          (13) Any Lien in respect of Funded Indebtedness representing the extension, refinancing, renewal or replacement (or successive extensions, refinancings, renewals or replacements) of Funded Indebtedness secured by Liens referred to in clauses (3), (4), (5), (6), (7), (8), (9), (10), (11)
     and (12) above; provided that the principal of the Funded Indebtedness secured thereby does not exceed the principal of the Funded Indebtedness secured thereby immediately prior to such extension, renewal or replacement, plus any accrued and unpaid interest or capitalized interest payable thereon, reasonable fees and expenses incurred in connection therewith, and the amount of any prepayment premium necessary to accomplish any refinancing; and provided, further, that such extension, renewal or replacement shall be limited to all or a part of the property (or interest therein) subject to the Lien so extended, renewed or replaced (plus improvements and construction on such property); and provided, further, that in the case of Liens referred to in clauses (3), (4), (8), (9), (10),
     (11) and (12), the secured party with respect to the Lien so extended, renewed, refinanced or replaced is the party (or any successor or assignee thereof) that was secured prior to such extension, renewal, refinancing or replacement.

     Limitation on Sale and Leaseback. Televisa will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction; provided that Televisa or any Restricted Subsidiary may enter into a Sale and Leaseback Transaction if:

          (1) the gross cash proceeds of the Sale and Leaseback Transaction are at least equal to the Fair Market Value, as determined in good faith by the Board of Directors and set forth in a resolution delivered to the Trustee, of the Principal Property that is the subject of the Sale and Leaseback Transaction; and

          (2) either

             (A) Televisa or the Restricted Subsidiary, as applicable, either
        (i) could have incurred a Lien to secure Funded Indebtedness in an amount equal to the Attributable Debt relating to such Sale and Leaseback Transaction pursuant to the "Limitation on Liens" covenant, or
        (ii) makes effective provision whereby the notes (together with, if Televisa shall so determine, any other Funded Indebtedness ranking equally with the notes, whether then existing or thereafter created) are secured equally and ratably with (or prior to) the obligations of Televisa or the Restricted Subsidiary under the lease of such Principal Property, or

             (B) within 360 days, Televisa or the Restricted Subsidiary either
        (i) applies an amount equal to the Attributable Debt in respect of such Sale and Leaseback Transaction to purchase the notes or to retire, defease or prepay (in whole or in part) other Funded Indebtedness, or
        (ii) enters into a bona fide commitment to expend for the acquisition or improvement of a Principal Property an amount at least equal to the Attributable Debt in respect of such Sale and Leaseback Transaction.

     Designation of Restricted Subsidiaries. The Board of Directors of Televisa may designate an Unrestricted Subsidiary as a Restricted Subsidiary or designate a Restricted Subsidiary as an Unrestricted Subsidiary at any time; provided that
(1) immediately after giving effect to such designation, Televisa and its Restricted Subsidiaries would have been permitted to incur at least $1.00 of additional Funded Indebtedness secured by a Lien pursuant to the "Limitation on Liens" covenant (other than Funded Indebtedness permitted to be secured by a Lien pursuant to the provisions of the definition of "Permitted Liens"), (2) no default or event of default shall have occurred and be continuing, and (3) an Officer's Certificate with respect to such designation is delivered to the Trustee within 75 days after the end of the fiscal quarter of Televisa in which such designation is made (or, in the case of a designation made during the last fiscal quarter of Televisa's fiscal year, within 120 days after the end of such fiscal year), which Officers' Certificate shall state the effective date of such designation. Televisa has initially designated as Unrestricted Subsidiaries all of its Subsidiaries other than those subsidiaries engaged in television broadcasting, pay television networks and programming exports (other than the subsidiaries which operate Bay City Television) and will deliver the required Officers' Certificate with respect thereto to the Trustee, on or prior to the date of initial issuance of the notes.

     Repurchase of Notes upon a Change of Control. Televisa must commence, within 30 days of the occurrence of a Change of Control, and consummate an Offer to Purchase for all notes then outstanding, at a purchase price equal to 101% of the principal amount of the notes on the date of repurchase, plus accrued interest (if any) to the date of purchase. Televisa is not required to make an Offer to Purchase following a Change of Control if a third party makes an Offer to Purchase that would be in compliance with the provisions described in this covenant if it were made by Televisa and such third party purchases (for the consideration referred to in the immediately preceding sentence) the notes validly tendered and not withdrawn. Prior to the mailing of the notice to holders and publishing such notice to holders in a daily newspaper of general circulation in Luxembourg commencing such Offer to Purchase, but in any event within 30 days following any Change of Control, Televisa covenants to (i) repay in full all indebtedness of Televisa that would prohibit the repurchase of the notes pursuant to such Offer to Purchase or (ii) obtain any requisite consents under instruments governing any such indebtedness of Televisa to permit the repurchase of the notes. Televisa shall first comply with the covenant in the preceding sentence before it repurchases notes upon a Change of Control pursuant to this covenant.

     The covenant requiring Televisa to repurchase the notes will, unless consents are obtained, require Televisa to repay all indebtedness then outstanding, which by its terms would prohibit such note repurchase, either prior to or concurrently with such note repurchase. There can be no assurance that Televisa will have sufficient funds available at the time of any Change of Control to make any debt payment (including repurchases of notes) required by the foregoing covenant (as well as by any covenant contained in other securities of Televisa which might be outstanding at the time).

     Additional Amounts. All payments of amounts due in respect of the notes by Televisa will be made without withholding or deduction for or on account of any present or future taxes or duties of whatever nature imposed or levied by or on behalf of Mexico, any political subdivision thereof or any agency or authority of or in Mexico ("Taxes") unless the withholding or deduction of such Taxes is required by law or by the interpretation or administration thereof. In that event, Televisa will pay such additional amounts ("Additional Amounts") as may be necessary in order that the net amounts receivable by the holders after such withholding or deduction shall equal the respective amounts which would have been receivable in respect of the notes, in the absence of such withholding or deduction, which Additional Amounts shall be due and payable when the amounts to which such Additional Amounts relate are due and payable; except that no such Additional Amounts shall be payable with respect to:

          (i) any Taxes which are imposed on, or deducted or withheld from, payments made to the holder or beneficial owner of a note by reason of the existence of any present or former connection between the holder or beneficial owner of the note (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of a power over, such holder or beneficial owner, if such holder or beneficial owner is an estate, trust, corporation or partnership) and Mexico (or any political subdivision or territory or possession thereof or area subject to its jurisdiction) (including, without limitation, such holder or beneficial owner (or such fiduciary, settlor, beneficiary, member, shareholder or possessor) (x) being or having been a citizen or resident thereof, (y) maintaining or having maintained an office, permanent establishment, fixed base or branch therein, or (z) being or having been present or engaged in a trade or business therein) other than the mere holding of such note or the receipt of amounts due in respect thereof;

          (ii) any estate, inheritance, gift, sales, stamp, transfer or personal property Tax;

          (iii) any Taxes that are imposed on, or withheld or deducted from, payments made to the holder or beneficial owner of a note to the extent such Taxes would not have been so imposed, deducted or withheld but for the failure by such holder or beneficial owner of such note to comply with any certification, identification, information, documentation or other reporting requirement concerning the nationality, residence, identity or connection with Mexico (or any political subdivision or territory or possession thereof or area subject to its jurisdiction) of the holder or beneficial owner of such note if (x) such compliance is required or imposed by a statute, treaty, regulation, rule, ruling or administrative practice in order to make any claim for exemption from, or reduction in the rate of, the imposition, withholding or deduction of any Taxes, and (y) at least 60 days prior to the first payment date with respect to which Televisa shall apply this clause (iii), Televisa shall have notified all the holders of notes, in writing, that such holders or beneficial owners of the notes will be required to provide such information or documentation;

          (iv) any Taxes imposed on, or withheld or deducted from, payments made to a holder or beneficial owner of a note at a rate in excess of the 4.9% rate of Tax in effect on the date hereof and uniformly applicable in respect of payments made by Televisa to all holders or beneficial owners eligible for the benefits of a treaty for the avoidance of double taxation to which Mexico is a party without regard to the particular circumstances of such holders or beneficial owners (provided that, upon any subsequent increase in the rate of Tax that would be applicable to payments to all such holders or beneficial owners without regard to their particular circumstances, such increased rate shall be substituted for the 4.9% rate for purposes of this clause (iv)), but only to the extent that (x) such holder or beneficial owner has failed to provide on a timely basis, at the reasonable request of Televisa (subject to the conditions set forth below), information, documentation or other evidence concerning whether such holder or beneficial owner is eligible for benefits under a treaty for the avoidance of double taxation to which Mexico is a party if necessary to determine the appropriate rate of deduction or withholding of Taxes under such treaty or under any statute, regulation, rule, ruling or administrative practice, and
     (y) at least 60 days prior to the first payment date with respect to which Televisa shall make such reasonable request, Televisa shall have notified the holders of the notes, in writing, that such holders or beneficial owners of the notes will be required to provide such information, documentation or other evidence;

          (v) to or on behalf of a holder of a note in respect of Taxes that would not have been imposed but for the presentation by such holder for payment on a date more than 15 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for and notice thereof given to holders, whichever occurs later, except to the extent that the holder of such note would have been entitled to Additional Amounts in respect of such Taxes on presenting such note for payment on any date during such 15-day period; or

          (vi) any combination of (i), (ii), (iii), (iv) or (v) above (the Taxes described in clauses (i) through (vi), for which no Additional Amounts are payable, are hereinafter referred to as "Excluded Taxes").

     Notwithstanding the foregoing, the limitations on Televisa's obligation to pay Additional Amounts set forth in clauses (iii) and (iv) above shall not apply if (a) the provision of information, documentation or other evidence described in such clauses (iii) and (iv) would be materially more onerous, in form, in procedure or in the substance of information disclosed, to a holder or beneficial owner of a note (taking into account any relevant differences between U.S. and Mexican law, rules, regulations or administrative practice) than comparable information or other reporting requirements imposed under U.S. tax law, regulations and administrative practice (such as IRS Forms W-8BEN and W-9) or (b) Rule 3.23.8 issued by the Secretaria de Hacienda y Credito Publico (Ministry of Finance and Public Credit) or a substantially similar successor of such rule is in effect, unless the provision of the information, documentation or other evidence described in clauses (iii) and (iv) is expressly required by statute, regulation, rule, ruling or administrative practice in order to apply Rule 3.23.8 (or a substantially similar successor of such rule), Televisa cannot obtain such information, documentation or other evidence on its own through reasonable diligence and Televisa otherwise would meet the requirements for application of Rule 3.23.8 (or such successor of such rule). In addition, such clauses (iii) and (iv) shall not be construed to require that a non-Mexican pension or retirement fund or a non-Mexican financial institution or any other holder register with the Ministry of Finance and Public Credit for the purpose of establishing eligibility for an exemption from or reduction of Mexican withholding tax or to require that a holder or beneficial owner certify or provide information concerning whether it is or is not a tax-exempt pension or retirement fund.

     At least 30 days prior to each date on which any payment under or with respect to the notes is due and payable, if Televisa will be obligated to pay Additional Amounts with respect to such payment (other than Additional Amounts payable on the date of the indenture), Televisa will deliver to the Trustee an Officer's Certificate stating the fact that such Additional Amounts will be payable and the amounts so payable, and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to holders on the payment date. Whenever either in the indenture or in this prospectus there is mentioned, in any context, the payment of principal (and premium, if any), redemption price, interest or any other amount payable under or with respect to any note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

     In the event that Televisa has become or would become required to pay any Additional Amounts in excess of those attributable to Taxes that are imposed, deducted or withheld at a rate of 10% as a result of certain changes affecting Mexican tax laws, Televisa may redeem all, but not less than all, of the notes, at any time at 100% of the principal amount, together with accrued and unpaid interest thereon, if any, to the redemption date. See "-- Withholding Tax Redemption."

     Televisa will provide the Trustee with documentation evidencing the payment of Mexican taxes in respect of which Televisa has paid any Additional Amounts. Copies of such documentation will be made available to the holders or the paying agent, as applicable, upon request therefor.

     In addition, Televisa will pay any stamp, issue, registration, documentary or other similar taxes and other duties (including interest and penalties) (a) payable in Mexico or the United States (or any political subdivision of either jurisdiction) in respect of the creation, issue and offering of the notes, and
(b) payable in Mexico (or any political subdivision thereof) in respect of the subsequent redemption or retirement of the notes (other than, in the case of any subsequent redemption or retirement, Excluded Taxes; except for this purpose, the definition of Excluded Taxes will not include those defined in clause (ii) thereof).

OPTIONAL REDEMPTION

     We will not be permitted to redeem the notes before their stated maturity, except as set forth below. The notes will not be entitled to the benefit of any sinking fund -- meaning that we will not deposit money on a regular basis into any separate account to repay your notes. In addition, you will not be entitled to require us to repurchase your notes from you before the stated maturity.

  OPTIONAL REDEMPTION WITH "MAKE-WHOLE" AMOUNT

     We will have the right at our option to redeem any of the notes in whole or in part, at any time or from time to time prior to their maturity, on at least 30 days' but not more than 60 days' notice, at a redemption price equal to the greater of (1) 100% of the principal amount of such notes and (2) the sum of the present values of each remaining scheduled payment of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 40 basis points (the "Make-Whole Amount"), plus in each case accrued interest on the principal amount of the notes to the date of redemption.

     "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated maturity (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.

     "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by us.

     "Comparable Treasury Price" means, with respect to any redemption date (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotation or (2) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

     "Reference Treasury Dealer" means Credit Suisse First Boston LLC or its affiliates which are primary United States government securities dealers and two other leading primary United States government securities dealers in New York City reasonably designated by us; provided, however, that if any of the foregoing shall cease to be a primary United States government securities dealer in New York City (a "Primary Treasury Dealer"), we will substitute therefor another Primary Treasury Dealer.

     "Reference Treasury Dealer Quotation" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 3:30 pm New York time on the third business day preceding such redemption date.

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

     On and after the redemption date, interest will cease to accrue on the notes or any portion of the notes called for redemption (unless we default in the payment of the redemption price and accrued interest). On or before the redemption date, we will deposit with the trustee money sufficient to pay the redemption price of and (unless the redemption date shall be an interest payment date) accrued interest to the redemption date on the notes to be redeemed on such date. If less than all of the notes are to be redeemed, the notes to be redeemed shall be selected by the trustee by such method as the trustee shall deem fair and appropriate.

WITHHOLDING TAX REDEMPTION

     The notes are subject to redemption ("Withholding Tax Redemption") at any time (a "Withholding Tax Redemption Date"), as a whole but not in part, at the election of Televisa, at a redemption price equal to 100% of the unpaid principal amount thereof plus accrued and unpaid interest, if any, to and including the Withholding Tax Redemption Date (the "Withholding Tax Redemption Price") if, as a result of (i) any change in or amendment to the laws, rules or regulations of Mexico, or any political subdivision or taxing authority or other instrumentality thereof or therein, or (ii) any amendment to or change in the rulings or interpretations relating to such laws, rules or regulations made by any legislative body, court or governmental or regulatory agency or authority (including the enactment of any legislation and the publication of any judicial decision or regulatory determination) of Mexico, or any political subdivision or taxing authority or other instrumentality thereof or therein, or (iii) any official interpretation, application or pronouncement by any legislative body, court or governmental or regulatory agency or authority that provides for a position with respect to such laws, rules or regulations that differs from the theretofore generally accepted position, which amendment or change is enacted, promulgated, issued or announced or which interpretation, application or pronouncement is issued or announced, in each case, after the Closing Date, Televisa has become or would become required to pay any Additional Amounts (as defined above) in excess of those attributable to Taxes (as defined above) that are imposed, deducted or withheld at a rate of 10% on or from any payments under the notes. See "-- Additional Amounts" and "Taxation -- Mexican Taxation."

     The election of Televisa to redeem the notes shall be evidenced by a certificate (a "Withholding Tax Redemption Certificate") of a financial officer of Televisa, which certificate shall be delivered to the Trustee. Televisa shall, not less than 30 days nor more than 45 days prior to the Withholding Tax Redemption Date, notify the Trustee in writing of such Withholding Tax Redemption Date and of all other information necessary to the giving by the Trustee of notices of such Withholding Tax Redemption. The Trustee shall be entitled to rely conclusively upon the information so furnished by Televisa in the Withholding Tax Redemption Certificate and shall be under no duty to check the accuracy or completeness thereof. Such notice shall be irrevocable and upon its delivery Televisa shall be obligated to make the payment or payments to the Trustee referred to therein at least two Business Days prior to such Withholding Tax Redemption Date.

     Notice of Withholding Tax Redemption shall be given by the Trustee to the holders, in accordance with the provisions under "Notices," upon the mailing by first-class postage prepaid to each holder at the address of such holder as it appears in the Register not less than 15 days nor more than 30 days prior to the Withholding Tax Redemption Date.

     The notice of Withholding Tax Redemption shall state:

          (i) the Withholding Tax Redemption Date;

          (ii) the Withholding Tax Redemption Price;

          (iii) the sum of all other amounts due to the holders under the notes and the indenture;

          (iv) that on the Withholding Tax Redemption Date the Withholding Tax Redemption Price will become due and payable upon each such note so to be redeemed; and

          (v) the place or places, including the offices of our paying agent in Luxembourg, where such notes so to be redeemed are to be surrendered for payment of the Withholding Tax Redemption Price.

     Notice of Withholding Tax Redemption having been given as aforesaid, the notes so to be redeemed shall, on the Withholding Tax Redemption Date, become due and payable at the Withholding Tax

Redemption Price therein specified. Upon surrender of any such notes for redemption in accordance with such notice, such notes shall be paid by the paying agent on behalf of Televisa on the Withholding Tax Redemption Date; provided that moneys sufficient therefor have been deposited with the Trustee for the holders.

     Notwithstanding anything to the contrary herein or in the indenture or in the notes, if a Withholding Tax Redemption Certificate has been delivered to the Trustee and Televisa shall have paid to the Trustee for the benefit of the holders (i) the Withholding Tax Redemption Price and (ii) all other amounts due to the holders and the Trustee under the notes and the indenture, then neither the holders nor the Trustee on their behalf shall any longer be entitled to exercise any of the rights of the holders under the notes other than the rights of the holders to receive payment of such amounts from the paying agent and the occurrence of an Event of Default whether before or after such payment by Televisa to the Trustee for the benefit of the holders shall not entitle either the holders or the Trustee on their behalf after such payment to declare the principal of any notes then outstanding to be due and payable on any date prior to the Withholding Tax Redemption Date. The funds paid to the Trustee shall be used to redeem the notes on the Withholding Tax Redemption Date.

MERGER AND CONSOLIDATION

     Televisa may not consolidate with or merge into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets and the properties and assets of its Subsidiaries (taken as a whole) as an entirety to, any entity or entities (including limited liability companies) unless (1) the successor entity or entities, each of which shall be organized under the laws of Mexico or of the United States or a State thereof, shall assume by supplemental indenture all the obligations of Televisa under the notes, the indenture and the registration rights agreements, (2) immediately after giving effect to the transaction or series of transactions, no default or event of default shall have occurred and be continuing, and (3) if, as a result of such transaction, properties or assets of Televisa would become subject to an encumbrance which would not be permitted by the terms of the notes, Televisa or the successor entity or entities shall take such steps as are necessary to secure such notes equally and ratably with all indebtedness secured thereunder; provided, that notwithstanding the foregoing, nothing herein shall prohibit Televisa or a Restricted Subsidiary from selling, assigning, transferring, leasing, conveying or otherwise disposing of any of Televisa's Subsidiaries that are Unrestricted Subsidiaries at the date of the indenture or any interest therein or any assets thereof. Thereafter, all such obligations of Televisa shall terminate.

EVENTS OF DEFAULT

     The term "event of default" means any one of the following events with respect to any series of senior debt securities, including the notes:

          (1) default in the payment of any interest on any senior debt security of the series, or any Additional Amounts payable with respect thereto, when the interest becomes or the Additional Amounts become due and payable, and continuance of the default for a period of 30 days;

          (2) default in the payment of the principal of or any premium on any senior debt security of the series, or any Additional Amounts payable with respect thereto, when the principal or premium becomes or the Additional Amounts become due and payable at their maturity;

          (3) failure of Televisa to comply with any of its obligations described above under "-- Merger and Consolidation";

          (4) default in the deposit of any sinking fund payment when and as due by the terms of a senior debt security of the series;

          (5) default in the performance, or breach, of any covenant or warranty of Televisa in the indenture or the senior debt securities (other than a covenant or warranty a default in the performance or the breach of which is elsewhere in the indenture specifically dealt with or which has been expressly included in the indenture solely for the benefit of a series of senior debt securities other than the relevant series), and continuance of the default or breach for a period of 60 days after there has been given, by registered or certified mail, to Televisa by the trustee or to Televisa and the trustee by the holders of at least 25% in principal amount of the outstanding senior debt securities of the series, a written notice specifying the default or breach and requiring it to be remedied and stating that the notice is a "Notice of Default" under the indenture;

          (6) if any event of default as defined in any mortgage, indenture or instrument under which there may be issued, or by which there may be secured or evidenced, any Indebtedness of Televisa or any Material Subsidiary of Televisa, whether the Indebtedness now exists or shall hereafter be created, shall happen and shall result in Indebtedness in aggregate principal amount (or, if applicable, with an issue price and accreted original issue discount) in excess of U.S.$100 million becoming or being declared due and payable prior to the date on which it would otherwise become due and payable, and (i) the acceleration shall not be rescinded or annulled, (ii) such Indebtedness shall not have been paid or
     (iii) Televisa or such Material Subsidiary shall not have contested such acceleration in good faith by appropriate proceedings and have obtained and thereafter maintained a stay of all consequences that would have a material adverse effect on Televisa, in each case within a period of 30 days after there shall have been given, by registered or certified mail, to Televisa by the trustee or to Televisa and the trustee by the holders of at least 25% in principal amount of the outstanding senior debt securities of the series then outstanding, a written notice specifying the default or breaches and requiring it to be remedied and stating that the notice is a "Notice of Default" or other notice as prescribed in the indenture; provided, however, that if after the expiration of such period, such event of default shall be remedied or cured by Televisa or be waived by the holders of such Indebtedness in any manner authorized by such mortgage, indenture or instrument, then the event of default with respect to such series of senior debt securities or by reason thereof shall, without further action by Televisa, the trustee or any holder of senior debt securities of such series, be deemed cured and not continuing;

          (7) the entry by a court having competent jurisdiction of:

             (a) a decree or order for relief in respect of Televisa or any Material Subsidiary in an involuntary proceeding under any applicable bankruptcy, insolvency, reorganization or other similar law, which decree or order shall remain unstayed and in effect for a period of 60 consecutive days;

             (b) a decree or order adjudging Televisa or any Material Subsidiary to be insolvent, or approving a petition seeking reorganization, arrangement, adjustment or composition of Televisa or any Material Subsidiary, which decree or order shall remain unstayed and in effect for a period of 60 consecutive days; or

             (c) a final and non-appealable order appointing a custodian, receiver, liquidator, assignee, trustee or other similar official of Televisa or any Material Subsidiary or of any substantial part of the property of Televisa or any Material Subsidiary or ordering the winding up or liquidation of the affairs of Televisa;

          (8) the commencement by Televisa or any Material Subsidiary of a voluntary proceeding under any applicable bankruptcy, insolvency, reorganization or other similar law or of a voluntary proceeding seeking to be adjudicated insolvent or the consent by Televisa or any Material Subsidiary to the entry of a decree or order for relief in an involuntary proceeding under any applicable bankruptcy, insolvency, reorganization or other similar law or to the commencement of any insolvency proceedings against it, or the filing by Televisa or any Material Subsidiary of a petition or answer or consent seeking reorganization or relief under any applicable law, or the consent by Televisa or any Material Subsidiary to the filing of the petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee or similar official of Televisa or any Material Subsidiary or any substantial part of the property of Televisa or any Material Subsidiary or the making by Televisa or any Material Subsidiary of an assignment for the benefit of creditors, or the taking of corporate action by Televisa or any Material Subsidiary in furtherance of any such action; or

          (9) any other event of default provided in or pursuant to the indenture with respect to senior debt securities of the series.

     If an event of default with respect to senior debt securities of any series at the time outstanding (other than an event of default specified in clause (7) or (8) above) occurs and is continuing, then the trustee or the holders of not less than 25% in principal amount of the outstanding senior debt securities of the series may declare the principal of all the senior debt securities of the series, or such lesser amount as may be provided for in the senior debt securities of the series, to be due and payable immediately, by a notice in writing to Televisa (and to the trustee if given by the holders), and upon any declaration the principal or such lesser amount shall become immediately due and payable. If an event of default specified in clause (7) or (8) above occurs, all unpaid principal of and accrued interest on the outstanding senior debt securities of that series (or such lesser amount as may be provided for in the senior debt securities of the series) shall become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder of any senior debt security of that series.

     At any time after a declaration of acceleration or automatic acceleration with respect to the senior debt securities of any series has been made and before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of not less than a majority in principal amount of the outstanding senior debt securities of the series, by written notice to Televisa and the trustee, may rescind and annul the declaration and its consequences if:

          (1) Televisa has paid or deposited with the trustee a sum of money sufficient to pay all overdue installments of any interest on and additional amounts with respect to all senior debt securities of the series and the principal of and any premium on any senior debt securities of the series which have become due otherwise than by the declaration of acceleration and interest on the senior debt securities; and

          (2) all events of default with respect to senior debt securities of the series, other than the non-payment of the principal of, any premium and interest on, and any additional amounts with respect to senior debt securities of the series which shall have become due solely by the acceleration, shall have been cured or waived.

     No rescission shall affect any subsequent default or impair any right consequent thereon.

MEETINGS OF NOTEHOLDERS

     A meeting of noteholders may be called by the trustee, Televisa or the holders of at least 10% in aggregate principal amount of the outstanding notes at any time and from time to time, to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other actions provided by the indenture to be made, given or taken by holders of notes. The meeting shall be held at such time and at such place in the Borough of Manhattan, The City of New York or in such other place as the trustee shall determine. Notice of every meeting of noteholders, setting forth the time and the place of such meeting and in general terms the action proposed to be taken at such meeting, shall be given not less than 21 nor more than 180 days prior to the date fixed for the meeting.

     The persons entitled to vote a majority in principal amount of the outstanding notes shall constitute a quorum for a meeting; except that if any action requires holders of at least 66 2/3% in principal amount of the outstanding notes to consent or waiver the Persons entitled to vote 66 2/3% in principal amount of the outstanding notes shall constitute a quorum. Any resolution presented to a meeting at which a quorum is present may be adopted only by the affirmative vote of the holders of a majority in principal amount of the outstanding notes; except that any resolution requiring consent of the holders of at least 66 2/3% in principal amount of the outstanding notes may be adopted at a meeting by the affirmative vote of the holders of at least 66 2/3% in principal amount of the outstanding notes. Any resolution passed or decision taken at any meeting of holders of notes duly held in accordance with the indenture shall be binding on all the holders of notes, whether or not such holders were present or represented at the meeting.

MODIFICATION AND WAIVER

     Modification and amendments of the indenture may be made by Televisa and the trustee with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding senior debt securities of each series affected thereby; provided, however, that no modification or amendment may, without the consent of the holder of each outstanding senior debt security affected thereby:

          (1) change the stated maturity of the principal of, or any premium or installment of interest on, or any Additional Amounts with respect to, any senior debt security;

          (2) reduce the principal amount of, or the rate (or modify the calculation of the rate) of interest on, or any Additional Amounts with respect to, or any premium payable upon the redemption of, any senior debt security;

          (3) change the redemption provisions of any senior debt security or adversely affect the right of repayment at the option of any holder of any senior debt security;

          (4) change the place of payment or the coin or currency in which the principal of, any premium or interest on or any Additional Amounts with respect to any senior debt security is payable;

          (5) impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any senior debt security (or, in the case of redemption, on or after the redemption date or, in the case of repayment at the option of any holder, on or after the date for repayment);

          (6) reduce the percentage in principal amount of the outstanding senior debt securities, the consent of whose holders is required in order to take certain actions;

          (7) reduce the requirements for quorum or voting by holders of senior debt securities as provided in the indenture;

          (8) modify any of the provisions in the indenture regarding the waiver of past defaults and the waiver of certain covenants by the holders of senior debt securities except to increase any percentage vote required or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each senior debt security affected thereby; or

          (9) modify any of the above provisions.

     The holders of not less than a majority in aggregate principal amount of the senior debt securities of any series may, on behalf of the holders of all senior debt securities of the series, waive compliance by Televisa with certain restrictive provisions of the indenture. The holders of not less than a majority in aggregate principal amount of the outstanding senior debt securities of any series may, on behalf of the holders of all senior debt securities of the series, waive any past default and its consequences under the indenture with respect to the senior debt securities of the series, except a default:

     - in the payment of principal (or premium, if any), or any interest on or any Additional Amounts with respect to senior debt securities of the series; or

     - in respect of a covenant or provision of the indenture that cannot be modified or amended without the consent of the holder of each senior debt security of any series.

     Under the indenture, Televisa is required to furnish the trustee annually a statement as to performance by Televisa of certain of its obligations under the indenture and as to any default in the performance. Televisa is also required to deliver to the trustee, within five days after becoming aware thereof, written notice of any event of default or any event which after notice or lapse of time or both would constitute an event of default.

     The indenture contains provisions permitting Televisa and the trustee, without the consent of any holders of notes, to enter into a supplemental indenture, among other things, for purposes of curing any ambiguity or correcting or supplementing any provisions contained in the indenture or in any supplemental indenture or making other provisions in regard to the matters or questions arising under the indenture or any supplemental indenture as the Board of Directors of Televisa deems necessary or desirable and which does not adversely affect the interests of the holders of notes in any material respect. Televisa and the trustee, without the consent of any holders of notes, may also enter into a supplemental indenture to establish the forms or terms of any series of senior debt securities as are not otherwise inconsistent with any of the provisions of the indenture.

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

NOTICES

     All notices regarding the notes shall be valid if that notice is given to holders of notes in writing and mailed to each holder of notes, and, for so long as the notes are listed on the Luxembourg Stock Exchange, if published in a leading daily newspaper of general circulation in Luxembourg.

UNCLAIMED AMOUNTS

     Any money deposited with the trustee or paying agent or held by Televisa, in trust, for the payment of principal, premium, interest or any Additional Amounts, that remains unclaimed for two years after such amount becomes due and payable shall be paid to Televisa on its request or, if held by Televisa, shall be discharged from such trust. The holder of the notes will look only to Televisa for payment thereof, and all liability of the trustee, paying agent or of Televisa, as trustee, shall thereupon cease. However, the trustee or paying agent may at the expense of Televisa cause to be published once in a newspaper in each place of payment, or to be mailed to holders of notes, or both, notice that that money remains unclaimed and any unclaimed balance of such money remaining, after a specified date, will be repaid to Televisa.

CERTAIN DEFINITIONS

     The following are certain of the terms defined in the indenture:

          For purposes of the following definitions, the covenants described under "Certain Covenants" and the indenture generally, all calculations and determinations shall be made in accordance with Mexican GAAP as in effect on the closing date and shall be based upon the consolidated financial statements of Televisa and its restricted subsidiaries prepared in accordance with Mexican GAAP and Televisa's accounting policies as in effect on the closing date. Where calculations or amounts are determined with reference to reports filed with the Commission or the Trustee, the information contained in such reports shall (solely for purposes of the indenture) be adjusted to the extent necessary to conform to Mexican GAAP as in effect on the closing date.

          "Adjusted Consolidated Net Tangible Assets" means the total amount of assets of Televisa and its Restricted Subsidiaries (less applicable depreciation, amortization and other valuation reserves), including any write-ups or restatements required under Mexican GAAP (other than with respect to items referred to in clause (ii) below), after deducting therefrom (i) all current liabilities of Televisa and its Restricted Subsidiaries (excluding deposits and customer advances) and (ii) all goodwill, trade names, trademarks, licenses, concessions, patents, unamortized debt discount and expense and other intangibles, all as determined in accordance with Mexican GAAP; provided that "Adjusted Consolidated Net Tangible Assets" shall be deemed to include transmission rights, programs and films, as determined in accordance with Mexican GAAP.

          "Affiliate" means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

          "Attributable Debt" in respect of a Sale and Leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such Sale and Leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with Mexican GAAP.

          "Board of Directors" means the Board of Directors of Televisa or the Executive Committee thereof, if duly authorized by the Board of Directors and under Mexican Law to act with respect to the indenture;

     provided, that for purposes of clause (ii) of the definition of Change of Control, the Board of Directors shall mean the entire Board of Directors then in office.

          "Capitalized Lease Obligation" of any Person means any obligation of such Person to pay rent or other amounts under a lease with respect to any property (whether real, personal or mixed) acquired or leased (other than leases for transponders) by such Person and used in its business that is required to be accounted for as a liability on the balance sheet of such Person in accordance with Mexican GAAP and the amount of such Capitalized Lease Obligation shall be the amount so required to be accounted for as a liability.

          "Change of Control" means such time as (i) a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) becomes the ultimate "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of shares of Voting Stock of Televisa representing more than 35% of the total voting power of the total Voting Stock of Televisa on a fully diluted basis and (A) such ownership is greater than the amount of voting power of the total Voting Stock, on a fully diluted basis, "beneficially owned" by the Existing Stockholders and their Affiliates on such date, (B) such beneficial owner has the right under applicable law to exercise the voting power of such shares and (C) such beneficial owner has the right to elect more directors than the Existing Stockholders and their Affiliates on such date; or (ii) individuals who on the Closing Date constitute the Board of Directors of Televisa (together with any new directors whose election by the Board of Directors or whose nomination for election by Televisa's stockholders was approved by a vote of at least two-thirds of the members of the Board of Directors then in office who either were members of the Board of Directors on the Closing Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board of Directors then in office.

          "Existing Stockholders" means (i) Emilio Azcarraga Jean, (ii) a parent, brother or sister of the individual named in clause (i), (iii) the spouse or a former spouse of any individual named in clause (i) or (ii),
     (iv) the lineal descendants of any person named in clauses (i) through
     (iii) and the spouse or a former spouse of any such lineal descendant, (v) the estate or any guardian, custodian or other legal representative of any individual named in clauses (i) through (iv), (vi) any trust established solely for the benefit of any one or more of the individuals named in clauses (i) through (v) and (vii) any Person in which all of the equity interests are owned, directly or indirectly, by any one or more of the Persons named in clauses (i) through (vi).

          "Fair Market Value" means, with respect to any asset or property, the price which could be negotiated in an arm's-length transaction, for cash, between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy. Fair Market Value shall be determined by the Board of Directors of Televisa, acting in good faith and evidenced by a resolution delivered to the Trustee.

          "Funded Indebtedness" of any Person means, as of the date as of which the amount thereof is to be determined, without duplication, all Indebtedness of such Person for borrowed money or for the deferred purchase price of property or assets in respect of which such Person is liable and all guarantees by such Person of any Indebtedness of others for borrowed money, and all Capitalized Lease Obligations of such Person, which by the terms thereof have a final maturity, duration or payment date more than one year from the date of determination thereof (including, without limitation, any balance of such Indebtedness or obligation which was Funded Indebtedness at the time of its creation maturing within one year from such date of determination) or which has a final maturity, duration or payment date within one year from such date of determination but which by its terms may be renewed or extended at the option of such Person for more than one year from such date of determination, whether or not theretofore renewed or extended; provided, however, "Funded Indebtedness" shall not include (1) any Indebtedness of Televisa or any Subsidiary to Televisa or another Subsidiary, (2) any guarantee by Televisa or any Subsidiary of Indebtedness of Televisa or another Subsidiary; provided that such guarantee is not secured by a Lien on any Principal Property, (3) any guarantee by Televisa or any Subsidiary of the Indebtedness of any person (including, without limitation, a business trust), if the obligation of Televisa or such Subsidiary

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

     under such guaranty is limited in amount to the amount of funds held by or on behalf of such person that are available for the payment of such Indebtedness, (4) liabilities under interest rate swap, exchange, collar or cap agreements and all other agreements or arrangements designed to protect against fluctuations in interest rates or currency exchange rates, and (5) liabilities under commodity hedge, commodity swap, exchange, collar or cap agreements, fixed price agreements and all other agreements or arrangements designed to protect against fluctuations in prices. For purposes of determining the outstanding principal amount of Funded Indebtedness at any date, the amount of Indebtedness issued at a price less than the principal amount thereof shall be equal to the amount of the liability in respect thereof at such date determined in accordance with Mexican GAAP.

          "Indebtedness" of any Person means:

             (1) any indebtedness of such Person (i) for borrowed money or (ii) evidenced by a note, debenture or similar instrument (including a purchase money obligation) given in connection with the acquisition of any property or assets, including securities;

             (2) any guarantee by such Person of any indebtedness of others described in the preceding clause (1); and

             (3) any amendment, renewal, extension or refunding of any such indebtedness or guarantee.

          "Lien" means any mortgage, pledge, lien, security interest, or other similar encumbrance.

          "Marketable Securities" means any securities listed on a U.S. national securities exchange or reported by the Nasdaq Stock Market or listed on a recognized international securities exchange or traded in the over-the-counter market and quoted by at least two broker-dealers as reported by the National Quotation Bureau or similar organization, including as Marketable Securities options, warrants and other rights to purchase, and securities exchangeable for or convertible into, Marketable Securities.

          "Material Subsidiary" means, at any relevant time, any Subsidiary that meets any of the following conditions:

             (1) Televisa's and its other Subsidiaries' investments in and advances to the Subsidiary exceed 10% of the total consolidated assets of Televisa and its Subsidiaries;

             (2) Televisa's and its other Subsidiaries' proportionate share of the total assets (after intercompany eliminations) of the Subsidiary exceeds 10% of the total consolidated assets of Televisa and its Subsidiaries;

             (3) Televisa's and its other Subsidiaries' proportionate share of the total revenues (after intercompany eliminations) of the Subsidiary exceeds 10% of the total consolidated revenue of Televisa and its Subsidiaries; or

             (4) Televisa's and its other Subsidiaries' equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the Subsidiary exceeds 10% of such income of Televisa and its Subsidiaries;

     all as calculated by reference to the then latest fiscal year-end accounts (or consolidated fiscal year-end accounts, as the case may be) of such Subsidiary and the then latest audited consolidated fiscal year-end accounts of Televisa and its Subsidiaries.

          "Mexican GAAP" means generally accepted accounting principles in Mexico and the accounting principles and policies of Televisa and its Restricted Subsidiaries, in each case as in effect as of the date of the indenture. All ratios and computations shall be computed in conformity with Mexican GAAP applied on a consistent basis and using constant Mexican Peso calculations.

          "Nasdaq Stock Market" means The Nasdaq Stock Market, a subsidiary of the National Association of Securities Dealers, Inc.

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          "Person" means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

          "Principal Property" means, as of any date of determination, (a) any television production and/or network facility, television programming library, and, if applicable, any cable system and satellite television services facility, including land and buildings and other improvements thereon and equipment located therein, owned by Televisa or any Restricted Subsidiary and used in the ordinary course of its business and (b) any executive offices, administrative buildings, and research and development facilities, including land and buildings and other improvements thereon and equipment located therein, of Televisa or any Restricted Subsidiary, other than any such property which, in the good faith opinion of the Board of Directors, is not of material importance to the business conducted by Televisa and its Restricted Subsidiaries taken as a whole.

          "Rating Agencies" means (i) Standard & Poor's, or S&P, a division of The McGraw-Hill Companies, Inc. and (ii) Moody's Investors Service, Inc. and (iii) if S&P or Moody's or both shall not make a rating of the notes publicly available, a nationally recognized United States securities rating agency or agencies, as the case may be, selected by Televisa, which shall be substituted for S&P or Moody's or both, as the case may be.

          "Restricted Subsidiary" means, as of any date of determination, a subsidiary which has been, or is then being, designated a Restricted Subsidiary in accordance with the "Designation of Restricted Subsidiaries" covenant, unless and until designated an Unrestricted Subsidiary in accordance with such covenant.

          "Sale and Leaseback Transactions" means any arrangement providing for the leasing to Televisa or a Subsidiary of any Principal Property (except for temporary leases for a term, including renewals, of not more than three years) which has been or is to be sold by Televisa or such Subsidiary to the lessor.

          "Subsidiary" means any corporation, association, limited liability company, partnership or other business entity of which a majority of the total voting power of the capital stock or other interests (including partnership interests) entitled (without regard to the incurrence of a contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) Televisa, (ii) Televisa and one or more of its Subsidiaries or (iii) one or more Subsidiaries of Televisa.

          "Televisa" means Grupo Televisa, S.A., a limited liability stock corporation (sociedad anonima) organized under the laws of the United Mexican States, until a successor replaces it pursuant to the applicable provisions of the indenture and thereafter means the successor.

          "Unrestricted Subsidiary" means, as of any date of determination, any Subsidiary of Televisa that is not a Restricted Subsidiary.

          "Voting Stock" means, with respect to any Person, capital stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

          "Wholly Owned" means, with respect to any Restricted Subsidiary of any Person, such Restricted Subsidiary if all of the outstanding Capital Stock in such Restricted Subsidiary (other than any director's qualifying shares or investments by foreign nationals mandated by applicable law and shares of Common Stock that, in the aggregate, do not exceed 1% of the economic value or voting power of the Capital Stock of such Restricted Subsidiary) is owned by such Person or one or more Wholly Owned Restricted Subsidiaries of such Person.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     Televisa may discharge certain obligations to holders of any series of senior debt securities that have not already been delivered to the trustee for cancellation and that either have become due and payable or will
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become due and payable within one year (or scheduled for redemption within one year) by depositing with the trustee, in trust, funds in U.S. Dollars or Government Obligations in an amount sufficient to pay the entire indebtedness on the senior debt securities with respect to principal (and premium, if any) and interest to the date of the deposit (if the senior debt securities have become due and payable) or to the maturity thereof, as the case may be.

     The indenture provides that, unless the provisions of the "Defeasance and Covenant Defeasance" section thereof are made inapplicable in respect of any series of senior debt securities of or within any series pursuant to the "Amount Unlimited; Issuable in Series" section thereof, Televisa may elect, at any time, either:

     - to defease and be discharged from any and all obligations with respect to the senior debt securities (except for, among other things, the obligation to pay additional amounts, if any, upon the occurrence of certain events of taxation, assessment or governmental charge with respect to payments on the senior debt securities and other obligations to register the transfer or exchange of the senior debt securities, to replace temporary or mutilated, destroyed, lost or stolen senior debt securities, to maintain an office or agency with respect to the senior debt securities and to hold moneys for payment in trust) ("defeasance"); or

     - to be released from its obligations with respect to the senior debt securities under the covenants described under "-- Certain Covenants" and "-- Merger and Consolidation" above or, if provided pursuant to the "Amount Unlimited; Issuable in Series" section of the indenture, its obligations with respect to any other covenant, and any omission to comply with the obligations shall not constitute a default or an event of default with respect to the senior debt securities ("covenant defeasance").

     Defeasance or covenant defeasance, as the case may be, shall be conditioned upon the irrevocable deposit by Televisa with the trustee, in trust, of an amount in U.S. Dollars at stated maturity, or Government Obligations, which is defined below, or both, applicable to the senior debt securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on the senior debt securities on the scheduled due dates therefor.

     Such a trust may only be established if, among other things,

     - the applicable defeasance or covenant defeasance does not result in a breach or violation of, or constitute a default under, the indenture or any other material agreement or instrument to which Televisa is a party or by which it is bound, and

     - Televisa has delivered to the trustee an opinion of counsel (as specified in the indenture) to the effect that the holders of the senior debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance or covenant defeasance had not occurred, and the opinion of counsel, in the case of defeasance, must refer to and be based upon a letter ruling of the Internal Revenue Service received by Televisa, a revenue ruling published by the Internal Revenue Service or a change in applicable U.S. federal income tax law occurring after the date of the indenture.

     "Government Obligations" means senior debt securities which are:

     - direct obligations of the United States of America or the government or the governments in the confederation which issued the Foreign Currency in which the senior debt securities of a particular series are payable, for the payment of which its full faith and credit is pledged; or

     - obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America;

and which are not callable or redeemable at the option of the issuer or issuers thereof, and shall also include a depositary receipt issued by a bank or trust company as custodian with respect to any Government Obligation

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or a specific payment of interest on or principal of or any other amount with respect to any Government Obligation held by the custodian for the account of the holder of the depositary receipt; provided that (except as required by law) the custodian is not authorized to make any deduction from the amount payable to the holder of the depositary receipt from any amount received by the custodian with respect to the Government Obligation or the specific payment of interest on or principal of or any other amount with respect to the Government Obligation evidenced by the depositary receipt.

     In the event Televisa effects covenant defeasance with respect to any senior debt securities and the senior debt securities are declared due and payable because of the occurrence of any event of default other than an event of default with respect to the "Limitations on Liens" and "Limitation on Sale and Leaseback" covenants contained in the indenture (which sections would no longer be applicable to the senior debt securities after the covenant defeasance) or with respect to any other covenant as to which there has been covenant defeasance, the amount in the Foreign Currency in which the senior debt securities are payable, and Government Obligations on deposit with the trustee, will be sufficient to pay amounts due on the senior debt securities at the time of the stated maturity but may not be sufficient to pay amounts due on the senior debt securities at the time of the acceleration resulting from the event of default. However, Televisa would remain liable to make payment of the amounts due at the time of acceleration.

GOVERNING LAW

     The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any provisions relating to conflicts of laws other than Section 5-1401 of the New York General Obligations Law.

SUBMISSION TO JURISDICTION; AGENT FOR SERVICE OF PROCESS

     We will submit to the jurisdiction of any federal or state court in the City of New York, Borough of Manhattan for purposes of all legal actions and proceedings instituted in connection with the notes, the indenture or the registration rights agreements. We expect to appoint CT Corporation System Inc., 111 Eighth Avenue, New York, New York 10011 as our authorized agent upon which service of process may be served in any such action.

REGARDING THE TRUSTEE

     The trustee is permitted to engage in other transactions with Televisa and its subsidiaries from time to time; provided that if the trustee acquires any conflicting interest it must eliminate the conflict upon the occurrence of an event of default, or else resign.

     Televisa may at any time remove the trustee at its office or agency in the City of New York designated for the foregoing purposes and may from time to time rescind such designations.

NO PERSONAL LIABILITY OF SHAREHOLDERS, OFFICERS, DIRECTORS, OR EMPLOYEES

     The indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on any of the notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of Televisa in such indenture, or in any of the notes or because of the creation of any indebtedness represented thereby, shall be had against any shareholder, officer, director, employee or controlling person of Televisa or of any successor thereof.

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                                    TAXATION

     The following is a general summary of the principal U.S. federal income and Mexican federal tax consequences of the purchase, ownership and disposition of the new notes and the exchange of old notes for new notes, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase, own and dispose of the new notes or exchange old notes for new notes. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the United States and Mexico.

     This summary is for general information only and is based on the tax laws of the United States and Mexico as in effect on the date of this prospectus, as well as regulations, rulings and decisions of the United States and rules and regulations of Mexico available on or before that date and now in effect. All of the foregoing are subject to change, possibly with retroactive effect, which could affect the continued validity of this summary.

     PROSPECTIVE PURCHASERS OF THE NEW NOTES AND BENEFICIAL OWNERS OF OLD NOTES CONSIDERING AN EXCHANGE OF OLD NOTES FOR NEW NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE MEXICAN, U.S. OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NEW NOTES AND THE EXCHANGE OF THE OLD NOTES FOR NEW NOTES, INCLUDING THE PARTICULAR TAX CONSEQUENCES TO THEM IN LIGHT OF THEIR PARTICULAR INVESTMENT CIRCUMSTANCES.

UNITED STATES/MEXICO TAX TREATY

     A convention for the Avoidance of Double Taxation and protocols to that convention (collectively referred to herein as the "U.S.-Mexico treaty") are in effect. However, as discussed below under "-- Mexican Taxation," as of the date of this prospectus, the U.S.-Mexico treaty is not generally expected to have any material effect on the Mexican income tax consequences described in this prospectus. The United States and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters.

     Mexico has also entered into, and is negotiating several other, tax treaties with various countries that also, as of the date of this prospectus, are not generally expected to have any material effect on the Mexican income tax consequences described in this prospectus.

UNITED STATES FEDERAL INCOME TAXATION

     This summary of the principal U.S. federal income tax consequences of the purchase, ownership and disposition of the new notes and the exchange of old notes for new notes is limited to beneficial owners of the new notes and old notes that:

     - are U.S. holders (as defined below); and

     - hold the old notes and will hold the new notes as capital assets.

     As used in this prospectus, a "U.S. holder" means a beneficial owner of the old notes or new notes who or that is, for U.S. federal income tax purposes:

     - a citizen or individual resident of the United States;

     - a corporation (or entity treated as a corporation for such purposes) created or organized in or under the laws of the United States, or any State thereof or the District of Columbia;

     - an estate the income of which is includible in its gross income for U.S. federal income tax purposes without regard to its source; or

     - a trust, if either (x) it is subject to the primary supervision of a court within the United States and one or more "United States persons" has the authority to control all substantial decisions of the trust or
       (y) it has a valid election in effect under applicable treasury regulations to be treated as a "United States person."

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

     This summary does not discuss considerations on consequences relevant to persons subject to special provisions of U.S. federal income tax law, such as:

     - entities that are tax-exempt for U.S. federal income tax purposes and retirement plans, individual retirement accounts and tax-deferred accounts;

     - pass-through entities (including partnerships and entities and arrangements classified as partnerships for U.S. federal income tax purposes) and beneficial owners of pass-through entities;

     - certain U.S. expatriates;

     - persons that are subject to the alternative minimum tax;

     - financial institutions, insurance companies, and dealers or traders in securities or currencies;

     - persons having a "functional currency" other than the U.S. Dollar; and

     - persons that hold the old notes or will hold the new notes as part of a constructive sale, wash sale, conversion transaction or other integrated transaction or a straddle, hedge or synthetic security.

     If a partnership (or an entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds the old notes or the new notes, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership, and partnerships holding the old notes or the new notes should consult their own tax advisors regarding the U.S. federal income tax consequences of purchasing, owning and disposing of the new notes and exchanging the old notes for the new notes. Further the discussion below does not address the effect of any U.S. state or local tax law on a beneficial owner of the old notes or new notes. This discussion assumes that each beneficial owner of the notes will comply with the certification procedures described in "Description of the New Notes -- Certain Covenants -- Additional Amounts" as may be necessary to obtain a reduced rate of withholding tax under Mexican law. Each beneficial owner of an old note considering an exchange of the old note for a new note should consult a tax advisor as to the particular tax consequences to it of the exchange and the ownership and disposition of the new note, including the applicability and effect of any state, local or foreign tax laws.

     Exchange of Notes. The exchange of the old notes for the new notes in the exchange offer will not be a taxable exchange for U.S. federal income tax purposes and, accordingly, for such purposes a U.S. holder will not recognize any taxable gain or loss as a result of such exchange and will have the same tax basis and holding period in the new notes as it had in the old notes immediately before the exchange.

     Interest and Additional Amounts. Interest on the new notes and Additional Amounts paid in respect of Mexican withholding taxes imposed on interest payments on the new notes (as described in "Description of the New
Notes -- Certain Covenants -- Additional Amounts") will be taxable to a U.S. holder as ordinary interest income at the time they are paid or accrued in accordance with the U.S. holder's usual method of accounting for U.S. federal income tax purposes. The amount of income taxable to a U.S. holder will include the amount of all Mexican taxes that we withhold (as described below under "-- Mexican Taxation") from these payments made on the new notes. Thus, a U.S. holder will have to report income in an amount that is greater than the amount of cash it receives from these payments on its new note.

     However, a U.S. holder may, subject to certain limitations, be eligible to claim the Mexican taxes withheld as a credit or deduction for purposes of computing its U.S. federal income tax liability, even though the payment of these taxes will be remitted by us. Interest and Additional Amounts paid on the new notes will constitute income from sources without the United States for foreign tax credit purposes. For taxable years beginning on or before December 31, 2006, such income generally will constitute "high withholding tax interest" for foreign tax credit purposes, unless the Mexican withholding tax rate applicable to the U.S. holder is less than 5% (such as during any period in which the 4.9% Mexican withholding tax rate, as discussed in "-- Mexican Taxation," applies), in which case such income generally will constitute "passive income" or, in the case of certain U.S. holders, "financial services income." For taxable years beginning after December 31, 2006, such income generally will constitute "passive category income" or, in the case of certain U.S. holders,

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"general category income," for foreign tax credit purposes. The rules relating to the calculation and timing of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involves the application of complex rules that depend upon a U.S. holder's particular circumstances. In addition, foreign tax credits generally will not be allowed for Mexican taxes withheld from interest on certain short-term or hedged positions in the notes. U.S. holders should consult with their own tax advisors with regard to the availability of a credit or deduction in respect of foreign taxes and, in particular, the application of the foreign tax credit rules to their particular situations.

     Pre-Issuance Accrued Interest. A portion of the initial purchase price of the old notes issued in May 2005 was attributable to the amount of unpaid interest on those old notes that had accrued prior the issue date of those old notes (the "pre-issuance accrued interest"). Pursuant to the applicable Treasury regulations, we intend to compute the issue price of the old notes issued in May 2005 by subtracting the pre-issuance accrued interest from the first price at which a substantial amount of those old notes were sold in the offering of those old notes (other than to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) and therefore to treat a portion of the first interest payment on those old notes (or the new notes exchanged for those old notes in the exchange offer) as a return of the pre-issuance accrued interest, rather than an amount payable on those old notes (or the new notes exchanged for those old notes in the exchange offer). A U.S. holder that purchased the old notes issued in May 2005 in the offering of those old notes for a price equal to the issue price of those old notes should be able treat a portion of the first interest payment on the new notes exchanged for those old notes in the exchange offer as a non-taxable return of the pre-issuance accrued interest paid by such U.S. holder, rather than as taxable interest, as if the U.S. holder purchased a debt instrument on the secondary market in between interest payment dates. U.S. holders should consult their own tax advisors concerning the tax treatment of the pre-issuance accrued interest on the old notes issued in May 2005 and the new notes exchanged for those old notes in the exchange offer.

     Market Discount and Bond Premium. If a U.S. holder purchases a new note (or purchased the old note for which the new note was exchanged, as the case may be) at a price that is less than its principal amount, the excess of the principal amount over the U.S. holder's purchase price will be treated as "market discount." However, the market discount will be considered to be zero if it is less than 1/4 of 1% of the principal amount multiplied by the number of complete years to maturity from the date the U.S. holder purchased the new note or old note, as the case may be.

     Under the market discount rules of the U.S. Internal Revenue Code, a U.S. holder generally will be required to treat any principal payment on, or any gain realized on the sale, exchange, retirement or other disposition of, a new note as ordinary income (generally treated as interest income) to the extent of the market discount which accrued but was not previously included in income by the U.S. holder during the period the U.S. holder held the new note (and the old note for which the new note was exchanged, as the case may be). In addition, the U.S. holder may be required to defer, until the maturity of the new note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry the new note (or the old note for which the new note was exchanged, as the case may be). In general, market discount will be considered to accrue ratably during the period from the date of the purchase of the new note (or old note for which the new note was exchanged, as the case may be) to the maturity date of the new note, unless the U.S. holder makes an irrevocable election (on an instrument-by-instrument basis) to accrue market discount under a constant yield method. A U.S. holder of a new note may elect to include market discount in income currently as it accrues (under either a ratable or constant yield method), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the new note and upon the receipt of certain payments and the deferral of interest deductions will not apply. The election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the Internal Revenue Service.

     If a U.S. holder purchases a new note (or purchased the old note for which the new note was exchanged, as the case may be) for an amount in excess of the amount payable at maturity of the new note, the U.S. holder will be considered to have purchased the new note (or old note) with "bond premium" equal to
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the excess of the U.S. holder's purchase price over the amount payable at maturity (or on an earlier call date if it results in a smaller amortizable bond premium). It may be possible for a U.S. holder of a new note to elect to amortize the premium using a constant yield method over the remaining term of the new note (or until an earlier call date, as applicable). The amortized amount of the premium for a taxable year generally will be treated first as a reduction of interest on the new note included in such taxable year to the extent thereof, then as a deduction allowed in that taxable year to the extent of the U.S. holder's prior interest inclusions on the new note, and finally as a carryforward allowable against the U.S. holder's future interest inclusions on the new note. The election, once made, is irrevocable without the consent of the Internal Revenue Service and applies to all taxable bonds held during the taxable year for which the election is made or subsequently acquired. A U.S. holder that does not make this election will be required to include in gross income the full amount of interest on the new note in accordance with its regular method of tax accounting, and will include the premium in its tax basis for the new note for purposes of computing the amount of its gain or loss recognized on the taxable disposition of the new note. U.S. holders should consult their own tax advisors concerning the computation and amortization of any bond premium on the new notes.

     A U.S. holder may elect to include in gross income under a constant yield method all amounts that accrue on a new note that are treated as interest for tax purposes (i.e., stated interest, market discount and de minimis market discount, as adjusted by any amortizable bond premium). U.S. holders should consult their tax advisors as to the desirability, mechanics and collateral consequences of making this election.

     Dispositions. Except as discussed above, under "-- Exchange of Notes" and unless a non-recognition provision of the U.S. Internal Revenue Code applies, upon the sale, exchange, redemption, retirement or other taxable disposition of a new note, a U.S. holder will recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized on the sale, exchange, redemption, retirement or other taxable disposition (other than amounts attributable to accrued interest, which will be treated as described above) and the U.S. holder's adjusted tax basis in the new note. A U.S. holder's adjusted tax basis in a new note will generally be its cost for the new note (or, in the case of a new note exchanged for an old note in the exchange offer, the tax basis of the old note, as discussed above under "-- Exchange of Notes," which in the case of a U.S. holder that purchased an old note issued in May 2005 in the offering of the old notes issued in May 2005 for a price equal to the issue price of those old notes, should exclude the amount of pre-issuance accrued interest paid by the U.S. holder upon acquisition of that old note), increased by the amount of any market discount previously included in the U.S. holder's gross income, and reduced by the amount of any amortizable bond premium applied to reduce, or allowed as a deduction against, interest on the new note. Gain or loss recognized by a U.S. holder on the sale, exchange, redemption, retirement or other taxable disposition of a new note will generally be capital gain or loss, except with respect to accrued market discount not previously included in income, which will be taxable as ordinary income.

     The gain or loss recognized by a U.S. holder will be long-term capital gain or loss if the new note has been held for more than one year at the time of the disposition (taking into account, for this purpose, in the case of a new note received in exchange for an old note in the exchange offer, the period of time that the old note was held). Long-term capital gains recognized by individual and certain other non-corporate U.S. holders generally are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Capital gain or loss recognized by a U.S. holder generally will be U.S. source gain or loss. Therefore, if any such gain is subject to Mexican income tax, a U.S. holder may not be able to credit the Mexican income tax against its U.S. federal income tax liability. U.S. holders should consult their own tax advisors as to the foreign tax credit implications of a disposition of the new notes.

     Backup Withholding. In general, "backup withholding" may apply to payments of principal and interest made on a new note, and to the proceeds of a disposition of a new note before maturity within the United States, that are made to a non-corporate beneficial owner of new notes if that beneficial owner fails to provide an accurate taxpayer identification number or otherwise comply with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax and may be credited against a beneficial owner's U.S. federal income tax liability, provided that the required information is furnished to the U.S. Internal Revenue Service.

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     Non-U.S. Holders.  For purposes of the following discussion a "non-U.S.
holder" means a beneficial owner of the new notes that is not, for U.S. federal income tax purposes, a U.S. holder or a partnership (or entity or arrangement classified as a partnership for such purposes). A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on:

     - interest and Additional Amounts received in respect of the new notes, unless those payments are effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States; or

     - gain realized on the sale, exchange, redemption or retirement of the new notes, unless that gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States or, in the case of gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

MEXICAN TAXATION

     The discussion below does not address all Mexican tax considerations that may be relevant to particular investors, nor does it address the special tax rules applicable to certain categories of investors or any tax consequences under the tax laws of any state or municipality of Mexico.

     The following is a general summary of the principal consequences, under Mexico's income tax law and rules as currently in effect, and under the U.S.-Mexico treaty, of the purchase, ownership and disposition of the new notes and exchange of old notes for new notes by a foreign holder. As used in this prospectus, a "foreign holder" means a beneficial owner of the old notes or new notes that:

     - is not a resident of Mexico for tax purposes;

     - does not hold the old notes or new notes or a beneficial interest in the old notes or new notes in connection with the conduct of a trade or business through a permanent establishment in Mexico; and

     - is not (a) a holder of more than 10% of our voting stock, directly or indirectly, jointly with persons related to us or individually, or (b) a corporation or other entity, more than 20% of whose stock is owned, directly or indirectly, jointly by persons related to us or individually, that in the case of either (a) or (b), is the effective beneficiary, directly or indirectly, jointly with persons related to us or individually, of more than 5% of the aggregate amount of any interest payment on the old notes or new notes. For these purposes, persons will be related if:

       - one person holds an interest in the business of the other person;

       - both persons have common interests; or

       - a third party has an interest in the business or assets of both persons.

     For purposes of Mexican taxation:

     - an individual is treated as a resident of Mexico if the individual has established his home in Mexico. When an individual, in addition to his home in Mexico, has a home in another country, the individual will be a resident of Mexico if his center of vital interests is located in Mexico. This will be deemed to occur if, among others, either (i) more than 50% of the total income obtained by the individual in the calendar year is Mexican source or (ii) when the individual's center of professional activities is located in Mexico. Unless otherwise proven, a Mexican national is considered a Mexican resident;

     - a legal entity is considered a resident of Mexico if it is incorporated under Mexican law or if it maintains the main administration of its head office or the effective location of its management in Mexico; and

     - a permanent establishment of a foreign person will be treated as a resident of Mexico, and that permanent establishment will be required to pay taxes in Mexico in accordance with applicable law for income attributable to such permanent establishment.

     Each foreign holder should consult a tax advisor as to the particular Mexican or other tax consequences to that foreign holder of purchasing, owning and disposing of the new notes and exchanging the old notes for new notes, including the applicability and effect of any state, local or foreign tax laws.

     Exchange of Notes. There will be no tax consequences under the Mexican income tax law to a foreign holder exchanging an old note for a new note. Each new note will be treated as having been issued at the time the old note exchanged therefor was originally issued.

     Interest and Principal. Payments of interest on the new notes (including payments of principal in excess of the issue price of the old notes, which under the Mexican tax law are deemed to be interest) made by us to a foreign holder will be subject to a Mexican withholding tax assessed at a rate of 4.9% if all of the following requirements are met:

     - the new notes, as expected, are placed outside of Mexico through banks or brokerage houses, in a country with which Mexico has entered into a treaty for the avoidance of double taxation and such treaty is in effect;

     - the new notes, as expected, are registered in the Special Section of the Mexican National Registry of Securities, and copies of the approval of that registration are provided to the Mexican Ministry of Finance and Public Credit;

     - we timely file with the Mexican Ministry of Finance and Public Credit, after completion of the transaction described in this prospectus, certain information relating to the issuance of the new notes and this prospectus; and

     - we timely file with the Mexican Ministry of Finance and Public Credit, on a quarterly basis, information representing that no party related to us jointly or individually, directly or indirectly, is the effective beneficiary of more than 5% of the aggregate amount of each interest payment, and we maintain records that evidence compliance with this requirement.

     We expect that all of the foregoing requirements will be met and, accordingly, we expect to withhold Mexican tax from interest payments on the new notes made to foreign holders at the 4.9% rate in accordance with the Mexican income tax law. In the event that any of the foregoing requirements are not met, under the Mexican income tax law, payments of interest on the new notes made by us to a foreign holder will be subject to Mexican withholding tax assessed at a rate of 10%.

     As of the date of this prospectus, neither the U.S.-Mexico treaty nor any other tax treaty entered into by Mexico is expected generally to have any material effect on the Mexican income tax consequences described in this prospectus, because, as discussed above, it is expected that the 4.9% rate will apply in the future and, therefore, that we will be entitled to withhold taxes in connection with interest payments under the new notes at the 4.9% rate.

     Foreign holders residing in the United States should nonetheless be aware that Mexico presently has a treaty for the avoidance of double taxation with the United States. Under the U.S.-Mexico treaty, the Mexican withholding tax rate applicable to interest payments made to U.S. holders which are eligible for benefits under the U.S.-Mexico treaty will be limited to either:

     - 15% generally; or

     - 4.9% in the event that the new notes are considered to be "regularly and substantially traded on a recognized securities market."

     Other foreign holders should consult their tax advisors regarding whether they reside in a country that has entered into a treaty for avoidance of double taxation with Mexico and, if so, the conditions and requirements for obtaining benefits under that treaty. The Mexican income tax law provides that in order for a foreign holder to be entitled to the benefits under a treaty entered into by Mexico, it is necessary for the foreign holder to meet the procedural requirements established in the law.

     Holders or beneficial owners of the new notes may be requested, subject to specified exceptions and limitations, to provide certain information or documentation necessary to enable us to apply the appropriate Mexican withholding tax rate applicable to such holders or beneficial owners. In the event that the specified information or documentation concerning the holder or beneficial owner, if requested, is not provided prior to the payment of any interest to that holder or beneficial owner, we may withhold Mexican tax from that interest payment to that holder or beneficial owner at the maximum applicable rate, but our obligation to pay Additional Amounts relating to those withholding taxes will be limited as described under "Description of the New Notes -- Certain Covenants -- Additional Amounts."

     Under the Mexican income tax law, payments of interest made by us with respect to the new notes to non-Mexican pension or retirement funds will be exempt from Mexican withholding taxes, provided that the fund:

     - is the effective beneficiary of each interest payment;

     - is duly organized under the laws of its country of origin;

     - is exempt from income tax in that country on such interest payment; and

     - is registered with the Mexican Ministry of Finance and Public Credit for that purpose.

     We have agreed, subject to specified exceptions and limitations, to pay Additional Amounts relating to the above-mentioned Mexican withholding taxes to foreign holders of the new notes. See "Description of the New Notes -- Certain Covenants -- Additional Amounts."

     Under the Mexican income tax law and applicable rules, a foreign holder will not be subject to any Mexican withholding or similar taxes on payments of principal on the new notes made by us (except for payments of principal in excess of the issue price of the old notes, which under the Mexican tax law are deemed to be interest subject to the Mexican withholding taxes described above).

     Dispositions. As of January 1, 2005, gains resulting from the sale of the new notes by a foreign holder to a Mexican resident will be treated as interest and therefore will be subject to the Mexican withholding tax rules described above.

     Other Taxes. A foreign holder will not be liable for Mexican estate, gift, inheritance or similar taxes with respect to its holding of the new notes, nor will it be liable for Mexican stamp, registration or similar taxes.

                              PLAN OF DISTRIBUTION

     The new notes will constitute a new issue of securities with no established trading market. We do not intend to list the new notes on any national securities exchange or to seek approval for quotation through any automated quotation system, except that application has been made to list the new notes on the Luxembourg Stock Exchange. We have been advised by the placement agents of the old notes that following completion of this exchange offer, these placement agents intend to make a market in the new notes. However, they are not obligated to do so and any market-making activities with respect to the new notes may be discontinued at any time without notice. Accordingly, no assurance can be given that an active public or other market will develop for the new notes or as to the liquidity of or the trading market for the new notes. If a trading market does not develop or is not maintained, holders of the new notes may experience difficulty in reselling the new notes or may be unable to sell them at all. If a market for the new notes develops, any such market may cease to continue at any time. In addition, if a market for the new notes develops, the market prices of the new notes may be volatile. Factors such as fluctuations in our earnings and cash flow, the difference between our actual results and results expected by investors and analysts and Mexican and U.S. currency and economic developments could cause the market prices of the new notes to fluctuate substantially.

     For a period of 90 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests these documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the reasonable expenses of one counsel for the holders of the old notes, other than commissions or concessions of any brokers or dealers. In addition, we will indemnify the holders of the old notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

     The following requirements apply only to broker-dealers. If you are not a broker-dealer as defined in Section 3(a)(4) and Section 3(a)(5) of the Exchange Act, these requirements do not affect you.

     Each broker-dealer that receives new notes for its own account under the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where the old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 90 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

     We will not receive any proceeds from any sale of new notes by broker-dealers or any other holder of new notes. New notes received by broker-dealers for their own account under the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or at negotiated prices. The resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any of these broker-dealers and/or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account in the exchange offer or participates in a distribution of the new notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on their resale of new notes and any commissions or concessions received by them may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver a prospectus and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

                              GENERAL INFORMATION

CLEARING SYSTEMS

     The new notes have been accepted for clearance through Euroclear and Clearstream Banking. In addition, the new notes have been accepted for trading in book-entry form by DTC. The ISIN number for the new notes is US40049JAV98 and the CUSIP number is 40049JAV9.

LISTING

     Application has been made to list the new notes on the Luxembourg Stock Exchange. In connection with the application to list notes on the Luxembourg Stock Exchange, a legal notice relating to the issuance of the notes and a copy of the bylaws (estatutos sociales) of Televisa will be available at the Registrar of the District Court in Luxembourg (Greffier en Chef du Tribunal d'Arrondissement de et a Luxembourg) where such documents may be examined or copies obtained. Copies of the estatutos sociales of Televisa in English, the indenture, as may be amended or supplemented from time to time, any published annual audited consolidated financial statements and quarterly unaudited consolidated financial statements of Televisa will be available at the principal office of Televisa, at the offices of the trustee, the offices of the Luxembourg listing agent, at no cost, and at the addresses of the paying agents set forth on the back cover of this prospectus. Televisa does not make publicly available annual or quarterly non-consolidated financial statements. Televisa will maintain a paying and transfer agent in Luxembourg for so long as any old notes or new notes are listed on the Luxembourg Stock Exchange.

AUTHORIZATION

     We have obtained all necessary consents, approvals and authorizations in connection with the issuance and performance of the new notes. The issuance of the new notes was authorized by resolutions of the Board of Directors of Televisa passed on February 22, 2005 and April 26, 2005.

NO MATERIAL ADVERSE CHANGE

     Except as disclosed in this prospectus (or in the documents incorporated herein by reference), there has been no material adverse change in the financial position or prospects of Televisa and its subsidiaries taken as a whole since December 31, 2004.

LITIGATION

     Except as disclosed in "Item 4 -- Information on the Company -- Business Overview -- Legal Proceedings" included in the 2004 Form 20-F and under "Recent Developments -- Univision Litigation," Televisa is not involved in any legal or arbitration proceedings (including any such proceedings which are pending or threatened) relating to claims or amounts which may have or have had during the 12 months prior to the date of this prospectus a material adverse effect on the financial position of Televisa and its subsidiaries taken as a whole.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the SEC on Form 6-K, in our annual report to shareholders, in prospectuses, press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of these forward-looking statements include:

     - projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios;

     - statements of our plans, objectives or goals, including those relating to anticipated trends, competition, regulation and rates;

     - our current and future plans regarding our Spanish-language horizontal Internet portal, EsMas.com;

     - statements concerning our transactions with Univision;

     - statements concerning our recent series of transactions with DIRECTV and News Corp.;

     - statements about our future economic performance or that of Mexico or other countries in which we operate or have investments; and

     - statements of assumptions underlying these statements.

     Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should" and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying these statements.

     Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in these forward-looking statements. These factors, some of which are discussed under "Risk Factors," include economic and political conditions and government policies in Mexico or elsewhere, inflation rates, exchange rates, regulatory developments, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

     Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

     You should evaluate any statements made by us in light of these important factors.

                             AVAILABLE INFORMATION

     We have filed with the SEC a registration statement on Form F-4 under the Securities Act with respect to the securities offered by this prospectus. The prospectus, which forms a part of the registration statement, including amendments, does not contain all the information included in the registration statement. This prospectus is based on information provided by us and other sources that we believe to be reliable. This prospectus summarizes certain documents and other information and we refer you to them for a more complete understanding of what we discuss in this prospectus. This prospectus incorporates important business and financial information about us which is not included in or delivered with this prospectus. You can obtain documents containing this information through us. If you would like to request these documents from us, please do so by August 24, 2005, to receive them before the expiration date.

     Televisa is subject to the informational requirements of the Exchange Act and in accordance therewith files reports and other information with the SEC. Reports and other information filed by Televisa with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at its Public Reference Room at 100 F Street, NE, Room 1580, Washington, D.C. 20549 and at the SEC's regional offices located at the Woolworth Building, 233 Broadway, 13th Floor, New York, New York 10007 and Citicorp

Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Such materials can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Such information is also available in Luxembourg upon request, without charge, from the Luxembourg Listing Agent, Dexia Banque Internationale a Luxembourg. Any filings we make electronically will be available to the public over the Internet at the SEC's website at www.sec.gov.

     We will make available to the holders of the notes, at the corporate trust office of The Bank of New York, the trustee under the indenture and supplemental indenture governing the notes, at no cost, copies of the indenture and the supplemental indenture as well as our annual report on Form 20-F in English, including a review of our operations, and annual audited consolidated financial statements prepared in conformity with Mexican GAAP, together with a reconciliation of operating income, net income and total shareholders' equity to U.S. GAAP. We will also make available at the office of the trustee our unaudited quarterly consolidated financial statements in English prepared in accordance with Mexican GAAP.

                                 LEGAL MATTERS

     Some legal matters relating to the validity of the new notes will be passed upon by Mijares, Angoitia, Cortes y Fuentes, S.C., Mexico City, Mexico and Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York, Televisa's Mexican and U.S. counsel, respectively. With respect to matters of Mexican law, Fried, Frank, Harris, Shriver & Jacobson LLP may rely upon the opinion of Mijares, Angoitia, Cortes y Fuentes, S.C.

     Alfonso de Angoitia Noriega, one of our directors, Executive Vice President and Member of the Executive Office of the Chairman and Member of the Executive Committee of Televisa, and Juan Sebastian Mijares Ortega, our Vice
President -- Legal and Corporate General Counsel of Grupo Televisa, are both partners on leave of absence from Mijares, Angoitia, Cortes y Fuentes, S.C.

                                    EXPERTS

     The audited financial statements of Televisa, except as they relate to Univision Communications Inc., an equity method investee, as of December 31, 2003 and 2004, and for the three years ended December 31, 2002, 2003 and 2004, and the financial statements of Innova, S. de R.L. de C.V. as of December 31, 2002 and 2003, and for the two years ended December 31, 2002 and 2003, which are included in the 2004 Form 20-F, have been incorporated herein by reference in reliance on the reports of PricewaterhouseCoopers, S.C., independent registered public accounting firm, given the authority of such firm as experts in auditing and accounting.

     The audited financial statements of Univision Communications Inc., as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004, which are not separately included in the 2004 Form 20-F, have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose report thereon appears in the 2004 Form 20-F. Such financial statements, to the extent they have been included in the financial statements of Televisa, have been so included in reliance on the reports of such independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting.

                                                                         EXHIBIT
I


                 UNAUDITED RESULTS FOR THE THREE MONTH PERIODS
                         ENDED MARCH 31, 2004 AND 2005

     Set forth below are our unaudited consolidated results for the three months ended March 31, 2004 and 2005. Results included in this Exhibit I have been prepared in accordance with Mexican GAAP and are presented in Mexican Pesos in purchasing power as of March 31, 2005. In the opinion of management, the unaudited financial information set forth in this Exhibit I includes all adjustments, consisting of only normally recurring adjustments, necessary for a fair presentation of this financial information. The unaudited financial information set forth in this Exhibit I should be read in connection with our audited consolidated financial statements for the years ended December 31, 2002, 2003 and 2004, which are included elsewhere in this prospectus. Financial information set forth in this Exhibit I is presented in Mexican Pesos in purchasing power as of March 31, 2005 and is therefore not directly comparable to the financial information presented elsewhere in this prospectus, which, unless otherwise stated, is presented in Mexican Pesos in purchasing power as of December 31, 2004.

     The information contained in this Exhibit I does not contain all of the information and disclosures normally included in interim financial statements prepared in accordance with Mexican GAAP. Results for the three months ended March 31, 2005 set forth in this Exhibit I are not directly comparable to results for the three months ended March 31, 2004 or the years ended December 31, 2002, 2003 and 2004 included elsewhere in this prospectus, which do not reflect, in the case of results for the three months ended March 31, 2004 and the years ended December 31, 2002 and 2003, the effects related to the consolidation of Innova's financial statements into our financial statements beginning April 1, 2004. We have not undertaken a U.S. GAAP reconciliation for any period or date in 2005. The change in the NCPI for the three-month period ended March 31, 2005 was 0.8%. Financial highlights follow:

                                                                 THREE MONTHS ENDED
                                                                      MARCH 31,
                                                              -------------------------
                                                                 2004          2005
                                                              -----------   -----------
                                                              (UNAUDITED)   (UNAUDITED)
                                                               (IN MILLIONS OF MEXICAN
                                                              PESOS IN PURCHASING POWER
                                                               AS OF MARCH 31, 2005)*
Net sales...................................................  Ps.5,460.2    Ps.6,369.6
Cost of sales...............................................     3,113.9       3,186.1
Gross profit................................................     2,346.3       3,183.5
Selling expenses............................................       407.2         574.4
Administrative expenses.....................................       372.4         422.3
Depreciation and amortization...............................       355.5         542.1
Operating income............................................     1,211.2       1,644.7
Integral cost of financing -- net...........................       385.5         302.8
Restructuring and non-recurring charges.....................       105.4         168.4
Other expense -- net........................................       127.3          31.4
Income tax, assets tax and employees' profit sharing........       166.8         311.1
Equity in earnings of affiliates............................        46.4          18.4
Cumulative loss effect of accounting change.................          --         177.9
Minority interest (gain) loss...............................       (20.1)         77.4
Net income..................................................       492.7         594.1

---------------

* Certain data set forth in the table above could differ from data set forth in the unaudited condensed consolidated statements of income for the three months ended March 31, 2004 and 2005 included in this Exhibit I due to differences in rounding.

OVERVIEW OF CONSOLIDATED RESULTS

     Net sales. Our net sales increased by Ps.909.4 million, or 16.7%, to Ps.6,369.6 million for the three months ended March 31, 2005 from Ps.5,460.2 million for the three months ended March 31, 2004. This increase reflects the consolidation of Sky Mexico into our financial statements beginning in April 2004 as well as higher revenues in our Television Broadcasting, Pay Television Networks, Publishing, Cable Television and Radio segments, partially offset by a decrease in the Publishing Distribution segment due to a change in an accounting treatment, as described herein and lower revenues in our Programming Exports and Other Businesses segments.

     Cost of sales. Cost of sales increased by Ps.72.2 million, or 2.3%, to Ps.3,186.1 million for the three months ended March 31, 2005 from Ps.3,113.9 million for the three months ended March 31, 2004. This increase principally reflects the consolidation of Sky Mexico beginning in April 2004, as well as increases in costs of sales in our Publishing, Cable Television, Radio and Pay Television Networks segments. These increases were partially offset by lower costs in the Publishing Distribution segment as a result of the change in the accounting treatment and decreases in cost of sales in Television Broadcasting, Programming Exports and Other Businesses segments.

     Selling expenses. Selling expenses increased by Ps.167.2 million, or 41.1%, to Ps.574.4 million for the three months ended March 31, 2005 from Ps.407.2 million for the three months ended March 31, 2004. This increase principally was due to the consolidation of Sky Mexico, as well as higher selling expenses in our Publishing, Television Broadcasting and Radio segments, as a result of increases in promotional and advertising expenses and personnel costs due to the restructuring of our sales force. These increases were partially offset by lower selling expenses in our Pay Television Networks, Programming Exports, Publishing Distribution, Cable Television and Other Businesses segments.

     Administrative expenses. Administrative expenses increased by Ps.49.9 million, or 13.4%, to Ps.422.3 million for the three months ended March 31, 2005 from Ps.372.4 million for the three months ended March 31, 2004. This increase reflects the consolidation of Sky Mexico as well as increases in administrative expenses in our Pay Television Networks, Publishing and Cable Television segments and was partially offset by a decrease in the administrative expenses in our Television Broadcasting, Programming Exports, Publishing Distribution, Radio and Other Businesses segments.

     Operating Income before Depreciation and Amortization. Operating income before depreciation and amortization increased by Ps.620.1 million, or 39.6%, to Ps.2,186.8 million for the three months ended March 31, 2005 from Ps.1,566.7 million for the three months ended March 31, 2004. This increase reflects the increase in our total net sales, partially offset by the increases in cost of sales and operating expenses.

     Including the effect of the consolidation of Sky Mexico and the change in accounting treatment of the Publishing Distribution segment on our operating results for the three months ended March 31, 2004, our net sales would have increased by approximately 4.6% and our operating income before depreciation and amortization would have increased by approximately 11.0%.

OVERVIEW OF SEGMENT RESULTS

                                                        THREE MONTHS ENDED MARCH 31,
                                                ---------------------------------------------
                                                                            % CONTRIBUTION TO
                                                                              2005 SEGMENT
                                                   2004          2005           REVENUES
                                                -----------   -----------   -----------------
                                                (UNAUDITED)   (UNAUDITED)
                                                 (IN MILLIONS OF MEXICAN PESOS IN PURCHASING
                                                         POWER AS OF MARCH 31, 2005)
TOTAL NET SALES
Television Broadcasting.......................  Ps.3,334.1    Ps.3,390.1           51.4%
Pay Television Networks.......................       175.7         235.3            3.6
Programming Exports...........................       432.6         396.2            6.0
Publishing....................................       387.2         458.8            7.0
Publishing Distribution.......................       464.6          85.7            1.3
Sky Mexico(1).................................          --       1,303.5           19.8
Cable Television..............................       281.4         304.1            4.6
Radio.........................................        55.1          62.1            0.9
Other Businesses..............................       415.2         355.1            5.4
                                                ----------    ----------          -----
Segment Revenues..............................     5,545.9       6,590.9          100.0
Intersegment Revenues(2)......................       (85.7)       (221.3)          (3.4)
                                                ----------    ----------          -----
Consolidated Net Sales........................  Ps.5,460.2    Ps.6,369.6           96.6%
                                                ==========    ==========          =====

                                                                 THREE MONTHS ENDED
                                                                      MARCH 31,
                                                              -------------------------
                                                                 2004          2005
                                                              -----------   -----------
                                                              (UNAUDITED)   (UNAUDITED)
                                                               (IN MILLIONS OF MEXICAN
                                                              PESOS IN PURCHASING POWER
                                                                AS OF MARCH 31, 2005)
OPERATING INCOME (LOSS) BEFORE DEPRECIATION AND AMORTIZATION
Television Broadcasting.....................................  Ps.1,324.3    Ps.1,384.7
Pay Television Networks.....................................        46.4          94.5
Programming Exports.........................................       129.4         106.4
Publishing..................................................        31.7          34.7
Publishing Distribution.....................................        (3.5)         (5.6)
Sky Mexico(1)...............................................          --         509.8
Cable Television............................................        88.6          82.6
Radio.......................................................        (2.8)          0.3
Other Businesses............................................       (13.8)         13.2
                                                              ----------    ----------
Segment Operating Income before Depreciation and
  Amortization..............................................     1,600.3       2,220.6
Corporate Expenses..........................................       (33.6)        (33.8)
                                                              ----------    ----------
Consolidated Operating Income before Depreciation and
  Amortization..............................................  Ps.1,566.7    Ps.2,186.8
                                                              ==========    ==========

---------------

(1) Effective April 1, 2004 we began consolidating Sky Mexico, according with the Financial Accounting Standard Board Interpretation No. 46 "Consolidation of Variable Interest Entities" (FIN 46), which is applicable under Mexican GAAP Bulletin A-8 "Supplementary Application of International Accounting Standards."

(2) For segment reporting purposes, intersegment revenues are included in each of the segment revenues.

  TELEVISION BROADCASTING

  Net Sales

     Television Broadcasting net sales increased by Ps.56.0 million, or 1.7%, to Ps.3,390.1 million for the three months ended March 31, 2005 from Ps.3,334.1 million for the three months ended March 31, 2004. This increase is mainly attributable to an increase in advertising revenues, driven mainly by our telenovelas and reality shows, as well as by higher local sales.

  Operating Income before Depreciation and Amortization

     Television Broadcasting operating income before depreciation and amortization increased by Ps.60.4 million, or 4.6%, to Ps.1,384.7 million for the three months ended March 31, 2005 from Ps.1,324.3 million for the three months ended March 31, 2004. This increase was primarily due to the increase in net sales, a marginal decrease in cost of sales and stable operating expenses.

  PAY TELEVISION NETWORKS

  Net Sales

     Pay Television Networks net sales increased by Ps.59.6 million, or 33.9%, to Ps.235.3 million for the three months ended March 31, 2005 from Ps.175.7 million for the three months ended March 31, 2004. This increase was primarily due to the inclusion of TuTV's results of operations in our consolidated financial statements as of January 1, 2005, higher advertising revenues and signals sold in Mexico as well as higher revenues from signals sold in Latin America, partially offset by lower revenues from signals sold to pay television systems in Spain.

  Operating Income before Depreciation and Amortization

     Pay Television Networks operating income before depreciation and amortization increased by Ps.48.1 million, or 103.7%, to Ps.94.5 million for the three months ended March 31, 2005, from Ps.46.4 million for the three months ended March 31, 2004, primarily due to higher sales, partially offset by a marginal increase in the cost of sales combined with an increase in operating expenses resulting from the consolidation of TuTV and higher advertising and promotion expenses.

  PROGRAMMING EXPORTS

  Net Sales

     Programming Exports net sales decreased by Ps.36.4 million, or 8.4%, to Ps.396.2 million for the three months ended March 31, 2005 from Ps.432.6 million for the three months ended March 31, 2004. This decrease was primarily due to lower export sales to Latin America, Europe, Asia and Africa and a negative translation effect of foreign-currency denominated sales. The decrease explained above was partially offset by an increase in royalties paid to us under our program license agreement with Univision in the amount of U.S.$741 thousand for the three months ended March 31, 2005 as compared to the three months ended March 31, 2004.

  Operating Income before Depreciation and Amortization

     Programming Exports operating income before depreciation and amortization decreased by Ps.23.0 million, or 17.8%, to Ps.106.4 million for the three months ended March 31, 2005 from Ps.129.4 million for the three months ended March 31, 2004. This decrease was primarily due to lower sales, partially offset by lower cost of sales and operating expenses, due to a decrease in advertising and promotional expenses and a lower provision for doubtful trade accounts.

  PUBLISHING

  Net Sales

     Publishing net sales increased by Ps.71.6 million, or 18.5%, to Ps.458.8 million for the three months ended March 31, 2005 from Ps.387.2 million for the three months ended March 31, 2004. This increase was primarily due to an increase in advertising pages sold and an increase in magazines sold in Mexico and abroad, partially offset by a negative translation effect on foreign-currency denominated sales.

  Operating Income before Depreciation and Amortization

     Publishing operating income before depreciation and amortization increased by Ps.3.0 million, or 9.5%, to Ps.34.7 million for the three months ended March 31, 2005 from Ps.31.7 million for the three months ended March 31, 2004. This increase primarily reflects the increase in net sales and was partially offset by increases in cost of sales due to the increase in paper and printing costs and higher operating expenses due to higher personnel and promotional expenses.

  PUBLISHING DISTRIBUTION

     Beginning in October 2004, we changed the accounting treatment of sales and cost of goods sold in our Publishing Distribution segment due to certain amendments to the terms and conditions of the agreements with our publishers. As a result of this change, we now recognize, as sales, the marginal contribution of the products we distribute. This change does not affect operating result before depreciation and amortization.

  Net Sales

     Publishing Distribution net sales decreased by Ps.378.9 million, or 81.6%, to Ps.85.7 million for the three months ended March 31, 2005 from Ps.464.6 million for the three months ended March 31, 2004. This decrease was primarily attributable to the accounting change described above and the negative translation effect on foreign-currency denominated sales, partially offset by higher distribution of magazines published by the Company and sold in Mexico and abroad.

     Giving effect to the accounting change in both periods, Publishing Distribution net sales increased by Ps.2.5 million, or 3.0%, to Ps.85.7 million for the three months ended March 31, 2005 from Ps.83.2 million for the three months ended March 31, 2004. This increase was primarily attributable to higher distribution sales of magazines published by the Company and sold in Mexico and abroad. This increase was partially offset by a negative translation effect on foreign-currency denominated sales.

  Operating Loss before Depreciation and Amortization

     Publishing Distribution operating loss before depreciation and amortization increased by Ps.2.1 million, or 60.0%, to Ps.5.6 million for the three months ended March 31, 2005 from Ps.3.5 million for the three months ended March 31, 2004. This increase primarily reflects the decrease in net sales, partially offset by lower cost of sales and operating expenses.

  SKY MEXICO

     Effective April 1, 2004, we began consolidating Sky Mexico into our financial statements in order to comply with the Financial Accounting Standard Board Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN
46) and in accordance with Mexican GAAP Bulletin A-8, "Supplementary Application of International Accounting Standards."

  Net Sales

     On a pro forma basis, giving effect to the consolidation of Sky Mexico as if it occurred on January 1, 2004, Sky Mexico net sales increased by Ps.162.5 million or 14.2% to Ps.1,303.5 million for the three months ended March 31, 2005 from Ps.1,141.0 million for the three months ended March 31, 2004. This increase was primarily due to a 25.0% increase in its subscriber base, which as of March 31, 2005 reached 1,107,500 gross active subscribers (including 63,400 commercial subscribers) compared to 886,100 gross active subscribers as of March 31, 2004, of which 50,200 were commercial subscribers.

  Operating Income before Depreciation and Amortization

     Sky Mexico operating income before depreciation and amortization increased by Ps.105.8 million or 26.2% to Ps.509.8 million for the three months ended March 31, 2005 from Ps.404.0 million for the three months ended March 31, 2004. This increase was due to the increase in net sales, partially offset by higher programming and activations costs and increase in operating expenses due to more free special events offered to the subscribers and higher promotion expenses.

  CABLE TELEVISION

  Net Sales

     Cable Television net sales increased by Ps.22.7 million, or 8.1%, to Ps.304.1 million for the three months ended March 31, 2005 from Ps.281.4 million for the three months ended March 31, 2004. This increase is attributable to an increase in the subscriber base as well as both higher advertising revenues and broadband subscription fees. This subscriber base increased 1.3% as of March 31, 2005, to over 370,800, of which over 147,000 were digital subscribers, from a subscriber base of over 365,900, of which over 69,800 were digital subscribers, at the same date of 2004. Broadband subscribers increased to over 36,500 in the first quarter of 2005 compared with over 11,200 in the first quarter of 2004.

  Operating Income before Depreciation and Amortization

     Cable Television operating income before depreciation and amortization decreased by Ps.6.0 million, or 6.8%, to Ps.82.6 million for the three months ended March 31, 2005 from Ps.88.6 million for the three months ended March 31, 2004. This decrease primarily reflects higher programming costs and operating expenses, partially offset by higher sales.

  RADIO

  Net Sales

     Radio net sales increased by Ps.7.0 million, or 12.7%, to Ps.62.1 million for the three months ended March 31, 2005 from Ps.55.1 million for the three months ended March 31, 2004. This increase primarily reflects an increase in advertising time sold particularly in newscasts and sporting events programs.

  Operating Result before Depreciation and Amortization

     Radio operating result before depreciation and amortization increased by Ps.3.1 million to an income of Ps.0.3 million for the three months ended March 31, 2005 from a loss of Ps.2.8 million for the three months ended March 31, 2004. This increase was primarily due to the increase in net sales, partially offset by an increase in cost of sales and operating expenses due to an increase in programming costs and commission expenses.

  OTHER BUSINESSES

  Net Sales

     Other Businesses net sales decreased by Ps.60.1 million, or 14.5%, to Ps.355.1 million for the three months ended March 31, 2005 from Ps.415.2 million for the three months ended March 31, 2004. This decrease was primarily due to lower revenues in our feature film distribution business, sports promotion business and by the sale in the fourth quarter of 2004 of our interest in our nationwide paging business. This decrease was partially offset by higher sales in our EsMas.com Internet portal business, which include sales related to our SMS messaging service.

  Operating Result before Depreciation and Amortization

     Other Businesses operating result before depreciation and amortization increased by Ps.27.0 million, to an income of Ps.13.2 million for the three months ended March 31, 2005 from a loss of Ps.13.8 million for the three months ended March 31, 2004. This increase reflects lower cost of sales and operating expenses, partially offset by a decrease in net sales.

DEPRECIATION AND AMORTIZATION

     Depreciation and amortization expense increased by Ps.186.6 million, or 52.5%, to Ps.542.1 million for the three months ended March 31, 2005 from Ps.355.5 million for the three months ended March 31, 2004. This increase primarily reflects the depreciation expense of Sky Mexico and increases in the depreciation and amortization expenses related to our Cable Television segment, partially offset by a decrease in amortization of deferred costs of EsMas.com and lower depreciation expense in Television Broadcasting.

INTEGRAL COST OF FINANCING

     The expense attributable to integral cost of financing decreased by Ps.82.7 million, or 21.5%, to Ps.302.8 million in the three months ended March 31, 2005, from Ps.385.5 million in the three months ended March 31, 2004. This decrease reflects:

     - a Ps.134.1 million increase in interest income in connection with a higher average amount of temporary investments during the first quarter of 2005 and higher interest rates in the same period; and

     - a Ps.147.7 million decrease in loss from monetary position, primarily as a result of a lower net asset monetary position and a lower inflation in the three months ended March 31, 2005 (0.8%) compared to the three months ended March 31, 2004 (1.6%).

     These favorable variances were offset by:

     - a Ps.177.0 million increase in interest expense, primarily as a result of an increase in the average amount of our debt, resulting from the consolidation of Sky Mexico's debt beginning the second quarter of 2004; and

     - a Ps.22.1 million increase in net foreign exchange loss, primarily in connection with a 0.09% depreciation of the Mexican peso against the U.S. dollar during the first quarter 2005 compared with a 0.45% appreciation of the Mexican peso against the U.S. dollar in last year's first quarter.

RESTRUCTURING AND NON-RECURRING CHARGES

     Restructuring and non-recurring charges increased by Ps.63.0 million, or 59.8%, to Ps.168.4 million in the first quarter of 2005 compared to Ps.105.4 million in the first quarter of 2004. This increase primarily reflects the recognition of financing expenses in connection with the prepayment of certain of our outstanding long-term debt in March 2005, which was partially offset by a reduction in restructuring charges in connection with work force reductions.

OTHER EXPENSE, NET

     Other expense decreased by Ps.95.9 million, or 75.3%, to Ps.31.4 million in the first quarter of 2005, as compared with Ps.127.3 million in the first quarter of 2004. This decrease primarily reflects a reduction in donations, a decrease in loss on disposition of fixed assets, and a reduction in advisory and professional services.

INCOME TAXES, ASSETS TAX AND EMPLOYEES' PROFIT SHARING

     Income taxes increased by Ps.144.3 million, or 86.5%, to Ps.311.1 million in the three months ended March 31, 2005 from Ps.166.8 million in the three months ended March 31, 2004. This increase primarily reflects a higher income tax base in the first quarter of 2005. Our effective income tax rate was 27.2% for the three months ended March 31, 2005 as compared to 28.0% for the three months ended March 31, 2004.

     We are authorized by the Mexican tax authorities to compute our income tax and assets tax on a consolidated basis. Prior to January 1, 2005, Mexican controlling companies were allowed to consolidate, for income tax purposes, income or losses of their Mexican subsidiaries up to 60% of their share ownership in such subsidiaries. Effective January 1, 2005, such percentage increased to 100%.

EQUITY IN RESULTS OF AFFILIATES

     Equity in income of affiliates decreased by Ps.28.0 million to Ps.18.4 million in the first quarter of 2005 compared to Ps.46.4 million in the first quarter of 2004. This decrease primarily reflects the absence of equity income of Sky Mexico in the first quarter of 2005, as well as a reduction in our equity income of OCEN.

MINORITY INTEREST

     Minority interest increased by Ps.97.5 million to a charge of Ps.77.4 million in the first quarter of 2005 from a benefit of Ps.20.1 million in the first quarter of 2004. This increase primarily reflects the portion of net income attributable to the interest held by third parties in the Sky Mexico business beginning the second quarter of 2004.

NET INCOME

     We generated net income in the amount of Ps.594.1 million in the first quarter of 2005, as compared to net income of Ps.492.7 million in the first quarter of 2004. The net increase of Ps.101.4 million reflected:

     - a Ps.433.5 million increase in operating income;

     - a Ps.82.7 million decrease in integral cost of financing; and

     - a Ps.95.9 million decrease in other expense-net.

     This change was partially offset by a Ps.63.0 million increase in restructuring and non-recurring charges, a Ps.144.3 million increase in income taxes, a Ps.28.0 million decrease in equity in income of affiliates, a Ps.177.9 million increase in cumulative loss effect of accounting change, and an increase of Ps.97.5 million in minority interest.

CAPITAL EXPENDITURES, ACQUISITIONS AND INVESTMENTS

     During the first quarter of 2005, we:

     - made aggregate capital expenditures for property, plant and equipment of approximately U.S.$38.4 million, which amount includes capital expenditures in the amount of U.S.$3.4 million for the expansion and improvement of our cable business and U.S.$28.7 million related to equipment in connection with new subscribers in our Sky Mexico business.

     During the first quarter of 2004, we:

     - made aggregate capital expenditures for property, plant and equipment of approximately U.S.$12.4 million, which amount includes capital expenditures in the amount of U.S.$4.7 million for the expansion and improvement of our cable business;

     - invested an aggregate of U.S.$1.0 million in "TuTV" a 50/50 joint venture with Univision for distribution of our Spanish-speaking programming packages in the United States; and

     - invested an aggregate of U.S.$6.3 million in our Latin America DTH joint ventures in the form of long-terms loans.

INDEBTEDNESS

     As of March 31, 2005, our consolidated long-term portion of debt amounted to Ps.17,963.6 million, including Ps.4,359.7 million from Sky Mexico of which Ps.3,843.6 million is not guaranteed by Televisa, and our consolidated current portion of debt was Ps.2,322.7 million. Additionally, as of March 31, 2005, Sky Mexico had long-term and current portions of a capital lease obligation in an aggregate amount of Ps.1,306.8 million and Ps.72.9 million, respectively. As of March 31, 2004, our consolidated long-term portion of debt amounted to Ps.15,349.9 million, and our consolidated current portion of debt was Ps.259.4 million. Excluding Sky Mexico, as of March 31, 2005, our consolidated net debt amounted to Ps.120.5 million which compares to a consolidated net debt of Ps.62.3 million as of March 31, 2004.

     In March 2005, we issued U.S.$400 million aggregate principal amount of 6.625% Senior Notes due 2025. The net proceeds were used to pay the tender offer of 74% of the aggregate principal amount of the 8.00% Senior Notes due 2011 and 76% of the 8.15% UDI-denominated Notes due 2007. As a result of these tender offers and the consummation in the first quarter of the offering of U.S.$400 million aggregate principal amount of 6.625% Senior Notes due 2025, we expect to reduce nominal interest expense by approximately U.S.$8.0 million in 2005 and U.S.$12.0 million in 2006. Through these transactions, we extended our average debt maturity from 8.2 to 11.9 years.

     Effective March 18, 2005, we designated our net investment in Univision as a hedge of the foreign exchange differences arising from the U.S.$400 million Senior Notes due 2025 issued in connection with the prepayment of approximately U.S.$485.4 million of principal amount of our outstanding long-term debt as of that date. As of March 31, 2005, the total principal amount of our long-term debt being hedged by Univision was of approximately U.S.$777.5 million.

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
       AS OF DECEMBER 31, 2004 (UNAUDITED) AND MARCH 31, 2005 (UNAUDITED)

                                                               DECEMBER 31, 2004      MARCH 31, 2005
                                                              --------------------   -----------------
                                                                 (UNAUDITED)(1)         (UNAUDITED)
                                                                 (IN THOUSANDS OF MEXICAN PESOS IN
                                                                  PURCHASING POWER AS OF MARCH 31,
                                                                               2005)
                                                ASSETS
Current:
  Available:
     Cash...................................................     Ps.   393,606         Ps.   260,975
     Temporary investments..................................        16,379,019            16,563,121
                                                                 -------------         -------------
                                                                    16,772,625            16,824,096
Trade notes and accounts receivable -- net..................        11,318,572             7,104,155
Other accounts and notes receivable -- net..................         1,143,069             1,021,044
Due from affiliated companies -- net........................            77,017                23,623
Transmission rights and programming.........................         3,622,262             3,596,503
Inventories.................................................           667,988               708,823
Other current assets........................................           716,565               735,290
                                                                 -------------         -------------
     Total current assets...................................        34,318,098            30,013,534
Transmission rights and programming.........................         4,527,143             4,334,542
Investments.................................................         6,811,034             6,785,874
Property, plant and equipment -- net........................        19,310,717            19,185,056
Goodwill and other intangible assets -- net.................         9,228,832             9,810,588
Other assets................................................           270,700                50,089
                                                                 -------------         -------------
     Total assets...........................................     Ps.74,466,524         Ps.70,179,683
                                                                 =============         =============

---------------

(1) The December 31, 2004 amounts included throughout these condensed consolidated financial statements were taken from our audited consolidated financial statements as of and for the year ended December 31, 2004, but restated to March 31, 2005 constant Mexican pesos. See "Item 3 -- Key Information -- Selected Financial Data" included in the 2004 Form 20-F.

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
       AS OF DECEMBER 31, 2004 (UNAUDITED) AND MARCH 31, 2005 (UNAUDITED)

                                                               DECEMBER 31, 2004      MARCH 31, 2005
                                                              --------------------   -----------------
                                                                 (UNAUDITED)(1)         (UNAUDITED)
                                                                 (IN THOUSANDS OF MEXICAN PESOS IN
                                                                  PURCHASING POWER AS OF MARCH 31,
                                                                               2005)
                                             LIABILITIES
Current:
  Current portion of long-term debt.........................     Ps. 3,323,102         Ps. 2,322,701
  Current portion of satellite transponder lease
     obligation.............................................            71,301                72,862
  Trade accounts payable....................................         2,152,095             2,339,717
  Customer deposits and advances............................        15,048,108            13,322,472
  Taxes payable.............................................         1,571,059               557,134
  Accrued interest..........................................           452,921               125,820
  Other accrued liabilities.................................         1,280,780             1,383,292
                                                                 -------------         -------------
     Total current liabilities..............................        23,899,366            20,123,998
Long-term debt..............................................        19,093,247            17,963,646
Satellite transponder lease obligation......................         1,335,065             1,306,799
Customer deposits and advances..............................           375,830               345,826
Other long-term liabilities.................................           596,674               534,247
Deferred taxes..............................................         1,344,546             1,327,633
Labor obligations...........................................                --               140,213
                                                                 -------------         -------------
     Total liabilities......................................        46,644,728            41,742,362
                                                                 -------------         -------------
                                         STOCKHOLDERS' EQUITY
Majority interest:
  Capital stock issued, no par value........................         9,646,008             9,646,008
  Additional paid-in capital................................         4,108,742             4,108,742
                                                                 -------------         -------------
                                                                    13,754,750            13,754,750
                                                                 -------------         -------------
  Retained earnings:
     Legal reserve..........................................         1,536,575             1,536,575
     Reserve for repurchase of shares.......................         5,603,165             5,603,165
     Unappropriated earnings................................        11,624,604            15,732,172
     Net income for the period..............................         4,350,798               594,052
                                                                 -------------         -------------
                                                                    23,115,142            23,465,964
  Accumulated other comprehensive loss......................        (2,582,250)           (2,581,752)
  Shares repurchased........................................        (6,344,350)           (6,081,461)
                                                                 -------------         -------------
                                                                    14,188,542            14,802,751
                                                                 -------------         -------------
     Total majority interest................................        27,943,292            28,557,501
Minority interest...........................................          (121,496)             (120,180)
                                                                 -------------         -------------
     Total stockholders' equity.............................        27,821,796            28,437,321
                                                                 -------------         -------------
     Total liabilities and stockholders' equity.............     Ps.74,466,524         Ps.70,179,683
                                                                 =============         =============

---------------

(1) The December 31, 2004 amounts included throughout these condensed consolidated financial statements were taken from our audited consolidated financial statements as of and for the year ended December 31, 2004, but restated to March 31, 2005 constant Mexican pesos. See "Item 3 -- Key Information -- Selected Financial Data" included in the 2004 Form 20-F.

                     GRUPO TELEVISA, S.A. AND SUBSIDIARIES

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
               FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2005

                                                                THREE MONTHS ENDED MARCH 31,
                                                              ---------------------------------
                                                                   2004              2005
                                                              ---------------   ---------------
                                                                (UNAUDITED)       (UNAUDITED)
                                                              (IN THOUSANDS OF MEXICAN PESOS IN
                                                              PURCHASING POWER AS OF MARCH 31,
                                                                            2005)
Net sales...................................................    Ps.5,460,186      Ps.6,369,590
Cost of sales...............................................       3,113,972         3,186,157
                                                                ------------      ------------
  Gross profit..............................................       2,346,214         3,183,433
                                                                ------------      ------------
Operating expenses:
  Selling...................................................         407,161           574,380
  Administrative............................................         372,387           422,289
                                                                ------------      ------------
                                                                     779,548           996,669
                                                                ------------      ------------
Depreciation and amortization...............................         355,469           542,074
                                                                ------------      ------------
  Operating income..........................................       1,211,197         1,644,690
Integral cost of financing -- net...........................         385,488           302,766
Restructuring and non-recurring charges.....................         105,445           168,459
Other expense -- net........................................         127,278            31,386
                                                                ------------      ------------
  Income before taxes.......................................         592,986         1,142,079
                                                                ------------      ------------
Income tax and assets tax...................................         166,036           310,234
Employees' profit sharing...................................             731               853
                                                                ------------      ------------
                                                                     166,767           311,087
                                                                ------------      ------------
Income before equity in earnings of affiliates, cumulative
  loss effect of accounting change and minority interest....         426,219           830,992
Equity in earnings of affiliates -- net.....................          46,432            18,375
Cumulative loss effect of accounting change -- net..........              --          (177,893)
Minority interest...........................................          20,092           (77,422)
                                                                ------------      ------------
  Net income................................................    Ps.  492,743      Ps.  594,052
                                                                ============      ============
  Net income per CPO........................................    Ps.     0.17      Ps.     0.21
                                                                ============      ============

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              GRUPO TELEVISA, S.A.

                       AVENIDA VASCO DE QUIROGA, NO. 2000
                               COLONIA SANTA FE,
                           01210 MEXICO, D.F., MEXICO


                      EXCHANGE AGENT, TRUSTEE, REGISTRAR,
                                  PAYING AGENT
                               AND TRANSFER AGENT

                              THE BANK OF NEW YORK
                           CORPORATE TRUST OPERATION
                             REORGANIZATION SECTION
                           101 BARCLAY STREET, 7 EAST
                            NEW YORK, NEW YORK 10286
                                 ATTN: KIN LAU
                                     U.S.A.

               LUXEMBOURG PAYING AGENT                                   LUXEMBOURG LISTING
                  AND TRANSFER AGENT                                           AGENT




       DEXIA BANQUE INTERNATIONALE A LUXEMBOURG               DEXIA BANQUE INTERNATIONALE A LUXEMBOURG
                   69 ROUTE D'ESCH                                        69 ROUTE D'ESCH
                  L-2953 LUXEMBOURG                                      L-2953 LUXEMBOURG


                     LEGAL ADVISERS TO GRUPO TELEVISA, S.A.

               AS TO UNITED STATES LAW:                                  AS TO MEXICAN LAW:



     FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP            MIJARES, ANGOITIA, CORTES Y FUENTES, S.C.
                  ONE NEW YORK PLAZA                                 MONTES URALES 505, PISO 3
               NEW YORK, NEW YORK 10004                             COLONIA LOMAS DE CHAPULTEPEC
                        U.S.A.                                       11000 MEXICO, D.F., MEXICO


                        AUDITORS OF GRUPO TELEVISA, S.A.

                          PRICEWATERHOUSECOOPERS, S.C.
                              MARIANO ESCOBEDO 573
                           COLONIA RINCON DEL BOSQUE
                           11580 MEXICO, D.F., MEXICO

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             (GRUPO TELEVISA LOGO)